2025
Annual Report

LENSAR

BOARD OF DIRECTORS

William J. Link, PhD
Co-Founder and Managing Partner, Flying L Partners; Co-Founder and Managing Director, Versant Ventures Management LLC

Nicholas T. Curtis
Chief Executive Officer and President, LENSAR, Inc.

Thomas B. Ellis
Co-Managing Member, North Run Capital, LP

Todd B. Hammer
Co-Managing Member, North Run Capital, LP

Richard L. Lindstrom
Founder and Attending Surgeon Emeritus, Minnesota Eye Consultants P.A.

Elizabeth G. O'Farrell
Former Chief Procurement Officer and Head of Global Shared Services, Eli Lilly and Company

Aimee S. Weisner
Former Corporate Vice President and General Counsel, Edwards Lifesciences Corporation

Gary M. Winer
Former President and Chief Executive Officer, ORGENTEC Diagnostika GmbH

EXECUTIVE OFFICERS

Nicholas T. Curtis – *Chief Executive Officer and President*
Alan B. Connaughton – *Chief Operating Officer*
Michael A. Rossi – *Interim Chief Financial Officer and Secretary*

HEADQUARTERS

LENSAR, Inc.
2800 Discovery Drive
Orlando, FL 32826
888-536-7271
www.lensar.com

STOCK TRANSFER AGENT

Computershare
PO Box 43006
Providence, RI 02940-3006
877-424-4271
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

AVAILABLE INFORMATION

We make available free of charge under the Investor Relations section of our website, https://ir.lensar.com, filings we make with the Securities and Exchange Commission and other information about the Company. Filings we make with the Securities and Exchange Commission may also be accessed free of charge on the Securities and Exchange Commission's publicly available website, www.sec.gov.

INVESTOR RELATIONS

Michael A. Rossi
888-536-7271
ir@lensar.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2025

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from   to

Commission File Number: 001-39473

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LENSAR, INC.
(Exact name of registrant as specified in its charter)

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Delaware	**32-0125724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Discovery Drive
Orlando, Florida 32826
(Address of principal executive offices) (Zip Code)

(888) 536-7271
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

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Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LNSR	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second quarter, the approximate market value of the registrant's common stock held by non-affiliates was $113.3 million. As of February 28, 2026, there were 12,095,631 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report, including without limitation statements regarding the impact of the termination of the Merger Agreement (as defined below); business model and strategic plans for our products, technologies and business, including our implementation thereof; the impact on our business, financial condition and results of operation from macroeconomic conditions; the timing of and our ability to obtain and maintain regulatory approvals and certifications; our expectations about our ability to successfully commercialize and further develop our next generation system, the ALLY Robotic Cataract Laser System® ("ALLY System"), and the timing thereof; the ALLY System's performance and market impact; the sufficiency of our cash and cash equivalents; industry trends and conditions impacting various markets in which we operate; and the plans and objectives of management for future operations and capital expenditures are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Without limiting the foregoing, in some cases, you can identify forward-looking statements by terms such as "aim", "may," "will," "should," "expect," "exploring," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," "seeks," or "continue" or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. No forward-looking statement is a guarantee of future results, performance, or achievements, and one should avoid placing undue reliance on such statements.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to us. Such beliefs and assumptions may or may not prove to be correct. Additionally, such forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report. These risks and uncertainties include, but are not limited to:

- any anticipated effects of the termination of the Merger Agreement (as defined below) on the value of our common stock;

- the outcome of any legal proceedings that may be instituted against us and others relating to the Merger;

- our history of operating losses and ability to achieve or sustain profitability;

- our ability to develop, receive and maintain regulatory clearance or certification of and successfully commercialize the ALLY System and to maintain our LENSAR Laser System ("LLS") (collectively the "Systems");

- the impact to our business, financial condition, results of operations and our suppliers and distributors as a result of global macroeconomic conditions;

- the willingness of patients to pay the price difference for our products compared to a standard cataract procedure covered by Medicare or other insurance;

- our ability to grow our U.S. sales and marketing organization or maintain or grow an effective network of international distributors;

- our future capital needs and our ability to raise additional funds on acceptable terms, or at all;

- the impact to our business, financial condition and results of operations as a result of a material disruption to the supply or manufacture of our Systems or necessary component parts for such Systems or material inflationary pressures or enacted tariffs affecting pricing of component parts;

- our ability to compete against competitors that have longer operating histories, more established products and greater resources than we do;

- our ability to address the numerous risks associated with marketing, selling and leasing our products in markets outside the United States;

- the impact to our business, financial condition and results of operations as a result of exposure to the credit risk of our customers;

- our ability to accurately forecast customer demand and manage our inventory levels;

- the impact to our business, financial condition and results of operations if we are unable to secure adequate coverage or reimbursement by government or other third-party payors for procedures using our ALLY System or our other products, or changes in such coverage or reimbursement;

- the impact to our business, financial condition and results of operations of product liability suits brought against us;

- risks related to government regulation applicable to our products and operations; and

- risks related to our intellectual property and other intellectual property matters.

Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

You should read this Annual Report and the documents that we reference in this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we have no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Unless otherwise stated or the context requires otherwise, references to "LENSAR," the "Company," "we," "us," and "our," refer to LENSAR, Inc.

TRADEMARKS AND TRADE NAMES

We own or have registered rights to certain trademarks, trade names, copyrights and other intellectual property used in our business, including LENSAR, the LENSAR logo, Streamline, IntelliAxis, IntelliAxis Refractive Capsulorhexis, ALLY, Intelligent Incisions, Augmented Reality, ALLY Robotic Cataract Laser System, and the ALLY Robotic Cataract Laser System logo, ALLY Robotic Laser Cataract Surgery, Robotic Laser Cataract Surgery, and the Robotic Laser Cataract Surgery logo, each of which is considered a trademark. All other company names, product names, trade names and trademarks included in this Annual Report are trademarks, registered trademarks or trade names of their respective owners.

MARKET AND INDUSTRY DATA AND FORECASTS

In this Annual Report, we present certain market and industry data and statistics. This information is based on third-party sources, which we believe to be reliable. We have not independently verified data from these sources and cannot guarantee their accuracy or completeness. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed in this Annual Report under "Forward-Looking Statements" and Part I, Item 1A. "Risk Factors." Additionally, some data in this Annual Report is based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. Similarly, we believe our internal research is reliable, however, such research has not been verified by any independent sources.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- The announcement of the termination of the Merger Agreement could negatively impact our business, financial condition, results of operations or our stock price.

- We may experience shareholder litigation related to the termination of the Merger Agreement, which could result in payment of damages.

- Our results have been in the past, and could be in the future, adversely affected by economic uncertainty or deteriorations in economic conditions.

- We have experienced and expect to incur operating losses for the near-term future and we cannot assure you that we will be able to generate sufficient revenue to achieve or sustain profitability.

- We have historically derived our revenue from the sale or lease of our Systems as well as the associated procedure licenses and sale of consumables used in each procedure involving our Systems. The commercial success of our ALLY System will depend upon receipt of additional regulatory clearances or certifications and our ability to maintain and grow significant market acceptance for it.

- Our growth depends on our ability to gain regulatory clearances and certifications, as well as our ability to meet production goals for our ALLY System.

- Patients may not be willing to pay for the price difference between a standard cataract procedure and an advanced cataract procedure in which a laser system such as ours is used, an increment which is typically not covered by Medicare, private insurance or other third-party payors.

- If we are not able to effectively grow our U.S. sales and marketing organization or maintain or grow an effective network of international distributors, our business prospects, results of operations and financial condition could be adversely affected.

- Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

- If the supply or manufacture of our Systems or other products associated with the Systems is materially disrupted, including by supply chain shortages and price increases, it may adversely affect our ability to manufacture products and could negatively affect our operating results.

- We currently compete, and expect to compete in the future, against other companies, some of which have longer operating histories, more established products or greater resources than we do.

- To successfully market, sell and lease our products in markets outside of the United States, we must address many international business risks with which we have limited experience.

- Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

- We may not receive, or may be delayed in receiving, the necessary clearances, certifications or approvals for our future products, or modifications to our current products, and failure to timely obtain additional clearances, certifications or approvals for our ALLY System and future products or modifications to our current products would adversely affect our ability to grow our business.

- Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

Item 1. Business

We are a commercial-stage medical device company focused on designing, developing and marketing advanced laser systems for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Our current systems, the LENSAR Laser System, or LLS, and ALLY Robotic Cataract Laser System®, or ALLY System, or collectively, the Systems, incorporate a range of proprietary technologies designed to assist the surgeon in obtaining better visual outcomes, efficiency and reproducibility by providing advanced imaging, simplified procedure planning, efficient design and precision. We believe the cumulative effect of these technologies results in laser systems that can be quickly and efficiently integrated into a surgeon's existing practice, is easy to use and provides surgeons the ability to deliver improved visual outcomes with enhanced precision and the ability to do so consistently. The ALLY System combines all of the features from our LLS with a dual-modality laser, integrated in a small, compact cataract treatment system that is designed to allow surgeons to perform sterile cataract surgery in a single operating room. This system is designed to be a significant medical advancement and provide improved efficiency and financial benefit to a surgeon's practice and to ambulatory surgery centers, or ASCs. The ALLY System received clearance from the U.S. Food and Drug Administration, or FDA, in June 2022, and we executed a controlled and targeted initial launch of the ALLY System in August 2022. The ALLY System is available to all U.S. and EU cataract surgeons and has also received regulatory clearance in India, Taiwan, as well as certain other countries.

Market Overview

The global market for the treatment of cataracts is characterized by large patient populations with increases driven by the aging population and the availability of new technologies, such as laser systems used during cataract surgery and an influx of new, innovative intraocular lenses, or IOLs, which can improve visual outcomes post-operatively. Cataract surgery is one of the highest volume surgical procedures in the world, and according to the American Academy of Ophthalmology, or AAO, the most common procedure performed by the ophthalmic surgeon. According to the 2025 Cataract Surgical Equipment Market Report, global estimated cataract surgery and refractive lens exchange surgical procedures (cataract surgery) are expected to grow from 33.1 million in 2025 to 39.6 million in 2030. In the United States, cataract surgery is expected to increase from almost 5.1 million procedures in 2025 to approximately 5.9 million in 2030. However, in 2025, only 1 million of the global cataract surgeries were performed using a laser. This is expected to grow to an estimated 1.2 million of the global cataract procedures in 2030. There are approximately 9,419 ophthalmic surgeons in the United States focused on performing cataract procedures.

Cataracts and Cataract Surgery

A cataract occurs when the normally clear lens of the eye becomes cloudy or opaque, causing a decrease in vision. The clouding of this lens caused by a cataract can cause blurring and distortion of vision, colors that seem faded, glare or halos from lights at night, diminished vision and double vision. Cataracts typically affect both eyes, but it is not uncommon for a cataract in one eye to advance more rapidly. In most cases, the cataract is a naturally occurring process that is age-related, although it can also be caused by heredity, an injury to the eye or after surgery for another eye problem, such as glaucoma. Currently, the only way to treat cataracts is to surgically remove the natural lens of the eye.

Traditional cataract surgeries are performed by a surgeon using a metal or diamond blade to perform the corneal incisions to enter the eye, and a bent needle to perform the anterior capsulorhexis to provide the surgeon access to the nucleus of the cataract for fragmentation and subsequent removal. Over the last decade, laser systems have been developed to assist surgeons in performing or facilitating these aspects of the cataract procedure, including assessing and fragmenting the cataract. In either case, cataract nucleus disassembly and removal is achieved using a process with ultrasound called phacoemulsification. Currently, Medicare and most commercial third-party payors only cover the cost of traditional cataract surgery and the placement of a monofocal IOL, which may not produce the targeted visual outcome. To achieve their targeted visual outcome, patients may elect to have an advanced procedure that involves use of a laser system and/or implantation of a premium IOL, and/or addresses their pre-existing astigmatism in which case the patient is responsible for the cost differential between the amount reimbursed by a third-party payor and the cost of the advanced procedure.

The majority of patients suffering from cataracts also present with visually significant astigmatism. Astigmatism is an imperfection in the symmetry of the cornea, creating a different, additional focal plane in a specific axis within the cornea. This causes a distortion of the light as it converges on the retina and causes blurry vision. In 2025, Market Scope referenced data from a clinical study of 6,000 patients performed by Warren Hill, MD that estimates that approximately 70 – 90% of cataract patients present with addressable astigmatism prior to cataract surgery. To reduce the need for prescription distance or reading glasses following cataract surgery, it is important that little or no astigmatism remain. Conventionally, residual post-operative astigmatism has been targeted at less than or equal to 0.5 diopters, the unit measure of the refractive power of a lens. Surgeons may attempt to address low to moderate magnitudes of astigmatism using a procedure called limbal relaxing incisions, or LRIs, or arcuate incisions, or AIs. LRIs or AIs are performed by making two small incisions on the cornea, usually 180 degrees apart that are intended to return the cornea to a rounder, symmetrical shape. Corneal incisions used by surgeons as a means to manage astigmatism that are performed with a laser are referred to as AIs. More recently, and where the magnitude of astigmatism is higher, toric IOLs may be used to both correct the patient's near or far vision and address any pre-existing astigmatism.

Use of a laser during cataract surgery. In the last 10 to 15 years, special laser systems have been developed to assist surgeons in performing or facilitating the various aspects of cataract procedures. The use of a laser during cataract surgery allows the surgeon to use advanced imaging techniques to design a precise surgical plan and a femtosecond laser, the same type of laser engine used to cut the flaps in LASIK corrective procedures, to make the AIs and perform the capsulorhexis. The intent is to create an incision with a specific location, depth and length that can be performed exactly without the variable of surgeon experience or the individual variances in the anatomy of the patient. The laser can also be used to soften and fragment the nucleus of the cataract before phacoemulsification, which can reduce the amount of phacoemulsification energy required to break up and remove the cataract and reduce the chance of certain complications. After phacoemulsification, the surgeon replaces the natural lens with an IOL and the incision is closed without the need for suture.

The Transition to Advanced Refractive Cataract Procedures

Currently, Medicare and most commercial third-party payors only cover the cost of treating the medical condition of the cataract, which can be accomplished with traditional cataract surgery and the placement of a monofocal IOL. Standard or traditional cataract surgery does not specifically address the outcomes associated with astigmatism and presbyopia, which may be addressed in an advanced refractive procedure involving the use of a laser during cataract surgery for cataract removal and implantation of a premium IOL. However, since the advantages of these advanced refractive cataract procedures are not deemed medically necessary, patients seeking either or both alternatives must pay the difference between the reimbursed amount and the cost of the advanced procedure that includes implantation of a premium IOL.

We believe that these advanced procedures that include implantation of a premium IOL offer physicians and patients additional benefits and improved outcomes that justify the additional cost. For example, some of the benefits of using a laser during cataract surgery include:

- *Improved accuracy*. Most laser systems cleared for the treatment of cataracts contain imaging tools that assist the surgeon in modeling the eye and developing a surgical plan for the procedure, including the precise placement and location of the capsulorhexis and identifying the axis of astigmatism in each patient. After the surgeon has developed and chosen the plan to proceed, the system itself can make the appropriate capsulotomy, including the incisions prescribed in the plan, without reliance on the surgeon's manual capabilities to size, shape and locate the capsulorhexis, and appropriately place the AIs to minimize any further inducement of astigmatism. This is intended to optimize reproducibility and precision in the optimal placement of the capsulorhexis or location of the AIs, customized to each patient and IOL selection.

- *Reproducibility*. Studies have shown that laser capsulotomies are consistently more round and more precise in sizing to enable better centering and capsulorhexis overlap of the IOL and that IOL positioning is an important factor in determining visual outcomes minimizing the variances associated with manual techniques.

- ***Reduced complications and quicker visual recovery***. By using a laser to soften and fragment the cataract before phacoemulsification, less phacoemulsification energy is required to emulsify and remove the cataract. This may make the procedure safer to the inner eye and reduce the chance of complications, such as cystoid macular edema, or swelling of the eye. Use of the laser also creates less endothelial cell loss than phacoemulsification alone, contributing to clearer corneas and quicker visual recovery after surgery.

Typically, patients undergoing an advanced refractive cataract procedure are paying a significant portion of the cost of the surgery out of pocket. As a result, they have heightened expectations for their visual outcomes, normally targeting vision correction within 0.5 diopters of their predicted refractive outcome, sometimes referred to as best uncorrected visual acuity. We believe these procedures and outcomes must appropriately address and manage the correction of the patient's pre-existing astigmatism. Pre-existing astigmatism is frequently not being addressed in the preoperative surgical planning and more frequently is not part of the treatment. In many cases, we believe the failure to manage the astigmatism in such a large percentage of patients is due to the lack of useful technology in surgery. For example, research indicates that for each 1 degree that a toric IOL is off axis, its ability to reduce astigmatism is decreased by approximately 3.3%. To that end, very small errors in the measurements, calculations and treatments used in the cataract procedure can significantly decrease its effectiveness in achieving the targeted visual outcome. We believe this lack of precision can be attributed to one or more of the following limitations of procedures performed with competing laser systems:

- ***Imaging that requires manual inputs***. Prior to performing a cataract surgery with most existing laser systems, the surgeon must manually identify and locate the pupil and anterior capsule to place the cursors necessary to perform the capsulorhexis. The result is more likely to be a capsulorhexis that likely is marginally better than a manual surgery by being more concentric and rounder but still reduces the accuracy and reproducibility of the laser to provide useful treatment for a surgeon. In addition, several competing laser systems do not measure automatically for lens tilt and adjust the laser treatment accordingly when fragmenting the natural lens.

- ***Inaccuracies that appear when managing astigmatism.*** Once the surgeon performs the appropriate calculations to determine the surgical plan, he or she will mark the eye with an ink marker to identify the proper steep axis of astigmatism used to accurately align the toric, trifocal or toric multifocal IOL. The reliability of these manual marks can be impacted by events as minor as manually transposing data from the office to the surgical record, the thickness of the marker or bleeding of the ink used when mixed with fluids. The accuracy is also impacted by the natural rotation of the patient's eye when they move from the seated position when the measurements are taken, to a supine position for surgery. This rotation varies per patient, and the manual marking to orient the eye has to be started when the patient is seated and requires other markers before the ink marker. This can increase the cumulative effect of "stackable error," contributing to a lack of precision in aligning the IOL.

- ***Inability to integrate with preoperative devices to guide surgical treatment.*** Surgeons use a variety of different devices such as corneal topographers and imaging to obtain the preoperative measurements and data needed to develop the treatment plan. Most competing laser systems are unable to integrate with many of these devices, leaving surgeons to manually input, set up, and develop the laser treatment plan.

- ***Deficient cataract density imaging system.*** Cataracts come in varying densities and lens compositions. These can range from soft, which are more easily removed with less energy, to very hard, which require much more energy, care and time during the phacoemulsification procedure. Many competing laser systems' imaging does not provide useful data and cataract grading systems designed to assist the surgeon in choosing the optimal tissue specific treatments utilizing only the energies and fragmentation necessary to reduce the amount of phacoemulsification required, contributing to less cell loss and quicker visual recoveries.

As a result, we believe a significant opportunity exists for laser systems that can improve surgeon precision and assist in achieving targeted visual outcomes in patients with astigmatism.

Our Products

We believe the inability to achieve the targeted visual outcome is largely due to a failure to appropriately address corneal astigmatism even when using competing laser systems. We believe this lack of precision can be attributed to several limitations of competing laser devices, including imaging systems that require manual inputs, inaccuracies that result from reliance on manually transposing data and manually marking the eye for treatment, and competing systems' inability to use iris registration to integrate with preoperative devices. In addition, these devices may not have the ability to precisely, and in a reproducible basis through the imaging and measurement technology determine the location on optical axis or pupil center based on the surgeon's choice to place the anterior capsulorhexis. This can affect the outcomes due to less certain effective lens position with the IOL implantation. Competing devices also lack a cataract density imaging system, which allows the surgeon to customize the fragmentation and energy settings based on each individual patient's cataract.

We developed our Systems to provide an alternative laser cataract treatment tool that allows the surgeon to better address astigmatism and improve visual outcomes. Our Systems incorporate a range of proprietary technology features that are designed to provide surgeons the following key benefits:

- ***Optimizing Surgeon and Robotic Interaction***. Robotic intelligence and precision to help guide and optimize every step of the cataract procedure.

  - *Superior docking*. The system's robotics is designed to optimize patient engagement to enhance patient comfort and recovery.

  - *Robotic imaging*. Our robotic imaging and processing technology collects a broad spectrum of biometric data and then reconstructs and presents a precise, three-dimensional model based on AI of each individual patient's eye that is used to develop and implement the surgeon's procedure plan.

  - *Robotic treatment planning*. Using robotic imaging, our system develops and recommends a treatment plan designed to automate and perform various critical steps in the cataract procedure with the goal of providing surgeons with the confidence to perform these advanced procedures that include implantation of a premium IOL.

  - *Robotic precision and reproducibility*. The system has multiple robotic features specifically designed to enable precise placement and centration of the IOL in patients in a consistent and reproducible manner that is not possible in manual cataract surgery or using competing laser systems.

- ***Efficient design***. We designed the ergonomics of the system and its wireless capabilities to enable the system to integrate seamlessly into a surgeon's existing surgical environment. According to Market Scope's 2025 annual survey, over 75% of U.S. cataract surgeons, indicated the importance of data transfer between diagnostic devices as 'required' to 'nice to have'.

We believe the cumulative effect of these technologies are advanced laser systems that can be quickly integrated into a surgeon's existing practice and is easy to use. The Systems System provide surgeons the ability to deliver improved outcomes when addressing astigmatism in connection with cataract removal and to perform the surgery with enhanced precision and reproducibility.

We use artificial intelligence, AI, specifically machine learning, and automated decision-making technologies, including proprietary AI machine learning algorithms and models, collectively, AI Technologies, throughout our business. For example, we use AI Technologies in our ALLY System to register and analyze patients' eyes and determine eye surface and cataract density, which is designed to helps optimize laser patterns and energy settings in cataract procedures, with the goal of minimizing the overall energy delivered in the eye for quicker visual recovery and better patient outcomes. We are in varying stages of development in relation to our products and internal business processes involving AI Technologies.

We are focused on continuous innovation and continue to develop, and further refine, our proprietary, next-generation robotic laser, the ALLY System. Our ALLY System is designed to combine our current core laser technology features with enhanced capabilities into a single small unit that allows surgeons to perform a robotic laser assisted cataract procedure in an operating room. The ALLY System's enhanced features include the ability to perform laser procedures much faster, as well as enabling broader applications due to it being the only commercial robotic laser incorporating a dual-modality laser. Our ALLY System received clearance from the FDA in June 2022, and we executed a controlled and targeted initial launch of the ALLY System beginning in August 2022. The ALLY System is available to all U.S. and EU cataract surgeons and has also received regulatory clearance in India, Taiwan, South Korea, as well as certain other countries.

Currently, almost all cataract procedures, whether manual or those using a laser, involve the use of a phacoemulsification system to fracture and remove the cataract. For most surgeons that also use a laser during cataract surgery, the laser system is stationed in a separate room from the phacoemulsification system, as the size of most operating rooms will not accommodate placement of all the other necessary equipment, and these two critical pieces of equipment operate independently. This configuration results in significant interruption in the patient flow, by requiring the patient to be moved from one room to the next during the course of the procedure.

We have designed our ALLY System to have a small footprint, allowing it to be placed in any operating room or in-office surgery suite, to allow the surgeon to switch seamlessly and quickly between cataract laser and the surgeon's existing phacoemulsification device without moving patients from room-to-room. Importantly, this system was designed with the ergonomics in-mind to be used in the operating room or the in-office surgical suite. The footprint is significantly smaller than current laser systems and only slightly larger than stand-alone phacoemulsification systems. The additional enhancements to our existing laser technology that are incorporated into our ALLY System include a more versatile laser that uses pulse characteristics designed for tissue specific targeting with significantly faster speeds in different applications. Based on studies with ALLY System users, this system provides significant surgical workflow time savings and financial benefit to a surgeon's practice and ASC or hospital.

We believe several converging marketplace factors will encourage adoption of our ALLY System. These include:

- the advent of many new types of advanced IOLs with complex optics, developed to correct near and distance vision with astigmatism, and the ability of the ALLY System to assist surgeons in optimizing the accurate positioning using any of these lenses to correct astigmatism for better visual outcomes;

- continued pressure to improve efficiencies driven by the reduction of reimbursement in standard cataract surgery cases coupled with the ability to provide better patient visual outcomes, which we believe will motivate surgeons and patients to seek refractive outcome-based patient-pay procedures; and

- the COVID-19 pandemic increased awareness of efficiencies associated with faster patient throughput, less movement from having to use two rooms to complete an advanced cataract procedure, fewer patient encounters to plan, treat and to complete the advanced cataract procedure, placing the system in the ASC, operating room or in-office surgical suite. Early data suggests performing a sterile robotic laser cataract surgery procedure using the ALLY System resulted in up to 17-minute time savings for the surgeon, up to 19-minute time savings for the surgical staff, and up to 51-minute savings for the patient, allowing surgeons to shorten their surgery day or treat more patients.

According to the 2025 Cataract Surgical Equipment Market Report, there were an estimated 2,085 cataract laser systems installed at the end of 2025, of which 1,960 were in markets that we service. The number of total cataract laser systems installed is expected to grow to over 2,475 devices by 2030.

To help encourage and facilitate this transition to our ALLY System, we are focused on reducing the cost of the system without compromising the capabilities or performance of the laser. With that in mind, the ALLY System was designed to offer more functionality and better performance than other laser systems. We believe the ALLY System's surgical efficiencies and combined functions could help drive broader penetration into the cataract surgery market and could potentially create a paradigm shift in the treatment of cataracts and management of astigmatism in cataract surgery. The overall cost of the ALLY System, may, however, increase due to, among other factors, pricing increases in component parts for our systems resulting from inflationary pressures and macroeconomic conditions.

Our Strengths

We attribute our current and anticipated future success to the following factors:

- *Disruptive technology platform providing improved visual outcomes.* Our systems were built specifically for laser refractive cataract surgery. Central to our systems is our propriety robotic imaging technology, which begins by using Scheimpflug imaging to scan the anterior segment of the eye, collecting a broad spectrum of biometric data. The system then uses a process called wave-tracing to take a series of two-dimensional images derived from the imaging and scanning and, through precision processing of this biometric data using AI, reconstructs a three-dimensional model of each individual patient's eye. The system identifies relevant anatomy and specific measurements within the eye, then recommends a treatment plan for their review and approval. With robotic precision, the laser places the laser pulses necessary to accomplish the desired treatment. Data presented at the 2023 annual meeting of the American Society of Cataract and Refractive Surgeons demonstrated 99% of patients receiving a toric IOL using the ALLY System, and guided by the IntelliAxis Refractive Capsulorhexis feature of the system, achieved refractive correction within 0.5 diopters of target. In addition to improving visual outcomes, our systems are designed to improve the efficiency and simplify the procedure for surgeons by including pre-programmable surgeon preferences, wireless integration with pre-operative diagnostic data, cataract density imaging, and accurate laser incision planning. We believe these features give surgeons an unprecedented reproducibility and ability to optimize their treatments to achieve LASIK-like vision correction while also improving overall efficiency for the surgeon's practice.

- *Demonstrated and growing commercial success.* We believe our disruptive technology platform has enabled us to rapidly take market share in a highly competitive market. Based on the 2025 Cataract Surgical Equipment Market Report, it was estimated that we achieved 18.0% market share in laser cataract surgery in 2024 in terms of revenue. Additionally, when looking at the average procedures per installed device, each ALLY System averaged 624 procedures in 2025 compared to the estimated industry average of 496 procedures per year per installed device, based on a 2025 Cataract Surgical Equipment Market Report. The following chart shows procedure volume per year from 2021 to 2025:

Procedures per Year



Source: Management.

- *Improved visual outcomes that drive more advanced, patient-pay procedures.* Standard cataract procedures are generally covered by Medicare and other third-party payors, including commercial health plans. However, based on the 2025 Market Scope Premium Cataract Surgery Market Report, approximately 91% of global patients receiving a standard cataract procedure do not have significant astigmatism addressed surgically and must rely on glasses for distance or near vision. Moreover, surgeon reimbursement for these standard procedures continues to decline. More advanced procedures, such as laser-assisted cataract surgery and the use of toric and multifocal premium IOLs, can address these additional vision challenges but are generally not covered by Medicare or other third-party payors. Accordingly, patients are required to pay the additional cost associated with the use of these advanced technologies. Historically, some patients may have been reluctant to incur the additional cost of a more advanced procedure that includes implantation of a premium IOL, and some surgeons may have been reluctant to recommend these procedures because of concerns that the targeted visual outcome might not be achieved. We believe the clinical data supporting the effectiveness of our laser system in assisting surgeons to achieve desired outcomes will motivate additional patients to seek, and additional surgeons to offer, these more advanced procedures that include implantation of a premium IOL.

- *Focus on innovation to facilitate surgeon adoption.* Our systems encompass improved innovations such as wireless capability, advanced imaging, iris registration, and other features to improve their effectiveness and enhance efficiency. We have designed the ALLY System to be a compact robotic laser cataract treatment system to operate in an operating room or in-office surgical suite and allow the surgeon to switch seamlessly and quickly between laser and phacoemulsification without moving patients from room-to-room. We believe these innovations, which are intended to improve patient flow and efficiency, have the potential to allow surgeons to perform more premium procedures each surgery day, helping them to meet the expected increase in demand for cataract/refractive lens exchange surgical procedures.

- *Innovative intellectual property protected by a comprehensive patent portfolio.* As of December 31, 2025, we owned approximately 292 issued patents and 105 pending patent applications globally. This portfolio covers key aspects of our technology, including the proprietary robotic imaging and processing, iris registration and patient interface features of our system. We have also filed and acquired significant patent rights relating to our next generation cataract treatment system. For example, we have approximately 11 pending US patent applications, 19 issued US patents, 60 pending foreign and PCT applications, and 34 issued foreign patents related to integrated systems.

- *Proven management team and board of directors.* Our senior management team and board of directors consist of seasoned medical device professionals with deep industry experience. Our team has successfully led and managed dynamic growth phases in organizations and commercialized several products specifically in the cataract and refractive surgery field. Members of our team have worked with well-regarded, ophthalmology-focused medical technology companies such as Chiron Corporation, Alcon Inc., Advanced Medical Optics, Inc., Allergan, Inc., Bausch + Lomb and STAAR Surgical.

While we believe these factors will contribute to further growth and success, we cannot assure you that the market for cataract surgery will continue to grow as we anticipate or that new disruptive technologies will not be introduced to displace our laser systems. Moreover, we must maintain and grow market acceptance for our laser systems and convince physicians and patients that the out-of-pocket costs associated with procedures that use our laser systems will produce their targeted results. If we are unable to accomplish those goals, our business could suffer.

Technology

Our LLS and ALLY System have been built specifically for refractive cataract surgery, and at the core of our commitment to continuous technological innovation is our focus on providing cataract surgeons the tools to deliver their patients improved outcomes. The key technological features of our system include:

- *IntelliAxis Refractive Capsulorhexis*: Designed to improve precision and accuracy in outcome-based astigmatic cataract procedures, this proprietary technology enables precise marks to be placed on the capsulorhexis on the steep axis using advanced iris registration to guide toric IOL placement and alignment, both during and after the surgical procedure.

- *Proprietary Robotic Imaging*: Our patented robotic imaging technology provides a surgeon with a sophisticated, three-dimensional view of a patient's eye. This enhanced view reflects each patient's own unique eye size and shape, then, using proprietary software it identifies relevant anatomy within the patient's eye, and recommends where to precisely place the laser pulses necessary to accomplish the desired treatment. Surgeons are then able to develop better-informed approaches and subsequent treatment for refractive cataract surgical procedures. This technology also simplifies the procedure for surgeons by including pre-programmable surgeon preferences, wireless integration with pre-operative diagnostic data, cataract density imaging for using the lowest energy needed to treat, and accurate laser incision planning. We believe this improves the efficiency and reproducibility of the procedure for surgeons.

- *Wireless Transfer of Pre-Operative Data*: Pre-operative diagnostic data can be transferred wirelessly from many preoperative corneal topographers and diagnostic devices to our system, which can guide more precise astigmatism planning and reduce or eliminate risks associated with transcription errors and manually marking the eye.

- *Pre-Operative Data Analysis*: With the assistance of our clinical applications and clinical outcomes groups, practices' individualized astigmatism treatment protocols can be refined and customized based on site specific pre-, intra-, and post-operative data, with the objective to help surgeons to deliver incrementally better patient outcomes over time as compared to earlier generations.

- *Cataract Density Imaging*: Another unique aspect of our AI imaging system is the ability of the system to grade and compare the cataract density and tissue specific areas to treat within the lens nucleus. The benefit of this is the surgeon can customize the treatment and deliver only the energy and fragmentation patterns necessary to optimally treat the cataract based on the System's recommendation. This not only increases efficiency in removal of the cataract when the surgeon gets to the phacoemulsification, but also provides the surgeon choices in pre-programmed treatment algorithms or their own customized preferences in the energy and fragmentation parameters based on their surgical technique. These can be stored and used each time the system identifies a cataract with similar characteristics.

- *Corneal Incision-Only Mode*: By allowing a surgeon to perform laser corneal incisions independent of capsulorhexis and fragmentation, the surgeon has greater flexibility to treat a patient who may benefit from post-operative arcuate incisions and may achieve greater efficiency with abbreviated scanning that omits lens boundaries.

Sales and Distribution

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and third-party distributors in Europe and Asia, and other targeted international markets. Depending on the dynamics of a particular geographic region, we and our distributors typically market and sell our systems to ASCs, hospitals and physicians. In the United States, we sell our products through a direct sales organization that, as of December 31, 2025, consisted of approximately 70 commercial team professionals, including regional sales managers, clinical applications and outcomes specialists, field service, marketing, technical and customer support personnel. As of December 31, 2025, we had a total of approximately 435 systems installed in a total of 17 countries, with approximately 51% of those systems in the United States where we have a direct sales relationship with our customers, and with Europe and Asia representing our largest markets outside the United States, where we sell our products through distributor relationships. We believe there is significant opportunity for us to expand our presence in these countries and other countries where we have no or only a limited number of installed systems. For the year ended December 31, 2025, one customer accounted for approximately 13% of our revenue and no customer accounted for more than 10% of our accounts receivable, net.

We have been able to achieve our success to date with a limited number of regional sales managers in the United States and independent distributors in international markets, growing our business substantially year-over-year in terms of both revenues and number of procedures, with the exception of 2020 due to the impact on our operations of the COVID-19 pandemic. We believe that increasing the size and geographic breadth of our sales and marketing management team and number of regional sales managers in the United States and expanding our network of independent distributors in additional international markets will allow further penetration in the cataract surgery market. To support these commercial efforts, in the United States, we anticipate adding additional field sales professionals, including clinical outcome specialists, and expanding our marketing support and commitment to physician and staff training programs to optimize results and communicate the strengths of our cataract surgery solutions. Outside the United States, we expect to expand the geographical reach of our distributors. We believe the expansion of our domestic and international commercialization efforts will provide us with significant opportunity for future growth as we continue to penetrate existing and new markets. Our ALLY System currently is cleared for marketing in the United States and other countries, and our growth, market presence and ability to sell the ALLY System will depend on, among other factors, whether the ALLY System receives regulatory clearance in other regions outside the United States and the timing of these clearances or certifications. In August 2024, we obtained certification of our ALLY System under the Medical Devices Regulation in the EU, and we have also received regulatory clearance in India, Taiwan, South Korea, and certain other countries.

Manufacturing

We manufacture our ALLY Systems, and previously manufactured our LLS systems, at a facility in Orlando, Florida. We purchase custom and off-the-shelf components from several suppliers and subject them to stringent quality specifications and processes. Some of the components necessary for the assembly of the ALLY System and maintenance of the LLS are currently provided by single-sourced suppliers (the only approved supply source for us among other sources). We have entered into various purchase orders, as well as a limited number of long-term supply agreements, for the manufacture and supply of certain components. These arrangements commit us to a remaining minimum purchase obligation of approximately $13.9 million as of December 31, 2025. We expect to meet these requirements. We generally do not maintain large volumes of finished goods. We currently have and intend to have long-term supply agreements or sufficient supply of raw material inventory to adequately source the expected near-term demand of our ALLY System. We strive to maintain enough inventory of our various component parts to avoid the impact of any supply chain disruptions.

Intellectual Property

We seek patent and trademark protection for our key technology, products and product improvements, both in the United States and in select foreign countries. We plan to continue to enforce and defend our patent and trademark rights. While our patents protect, among other things, the aspects of our technology that provide us with a competitive advantage, we also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements also provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

We own numerous issued patents and pending patent applications. As of December 31, 2025, we owned approximately 76 U.S. patents, 26 pending U.S. patent applications, 216 issued foreign patents, and 79 pending foreign and Patent Cooperation Treaty applications. Our patents are expected to expire between 2026 and 2040, with some design patents expiring in 2046. We do not believe that the expiration of any individual patent will have a material adverse effect on our business, financial condition or results of operations. We have 216 issued foreign patents in a total of 15 countries and regions, including China, Macau, Taiwan, Germany, France, Spain, United Kingdom, Italy, Australia, European Unitary Patent and the European Patent Office. Our patents contain a broad range of claims related to devices and methods for performing cataract surgery using, among other things, refractive corrections, lens targeting and positioning and we believe provide significant protection for our current commercialized products.

Our material registered and unregistered trademarks include: LENSAR, ALLY Robotic Cataract Laser System, INTELLIAXIS, INTELLIAXIS-C, INTELLIAXIS-L, INTELLIAXIS REFRACTIVE CAPSULORHEXIS, STREAMLINE, ALLY Robotic Cataract Laser System, ALLY Robotic Cataract Laser System logo, Robotic Laser Cataract Surgery, the Robotic Laser Cataract Surgery logo, and LENSDOCTOR SOFTWARE.

Our intellectual property portfolio further secures a premier technology position for the development and commercialization of devices that incorporate both a phacoemulsification system and a laser, such as our ALLY System. In addition to patent applications we have filed related to our Systems, we have pursued and consummated agreements with third parties to acquire patent rights, which provide important exclusivity with respect to our development and commercialization of our ALLY System. Our business plan includes aggressively pursuing additional patent rights related to the ALLY System, and we expect to continue to add to our current portfolio.

Competition

We participate in the highly competitive global market for treatments for cataracts. We face significant competition from large multinational medical device companies as well as smaller, emerging players focused on product innovation. In providing surgical solutions for cataract patients, our primary competitors are Alcon Inc.; Bausch + Lomb, a division of Bausch Health Companies Inc.; Carl Zeiss AG; AMO, a division of Johnson & Johnson; and Ziemer Ophthalmic Systems AG, each of which has its own cataract lasers. Additionally, we are aware of a French based company, KERANOVA S.A., that is working to develop a product that, if they receive commercial clearance for their device in the future, could potentially be another competitor.

These competitors are focused on bringing new technologies to market and acquiring products and technologies that directly compete with our products or have potential product advantages that could render our products obsolete or noncompetitive. Bausch + Lomb announced, in November 2025, that they anticipate launching a second-generation femtosecond laser in the second half of 2026. The next-gen laser, SeeLyra™ is said to feature live optical coherence tomography guidance and soft docking. Although not all the features are known currently, this will be the first second-generation laser expected to compete with the ALLY System.

Many of these competitors are large public companies or divisions of publicly-traded companies and have several competitive advantages, including:

- greater financial and human resources for product development and sales and marketing;

- significantly greater name recognition;

- their own IOLs;

- longer operating histories; and

- more established sales and marketing programs and distribution networks.

Because of the size of the cataract market, we expect that companies will continue to dedicate significant resources to developing and commercializing competing products, and we anticipate that our current marketed products and any future products will be subject to intense competition. We believe that the principal competitive factors in our market include:

- improved outcomes for patients;

- acceptance by surgeons;

- ease of use and reliability;

- product price and availability of reimbursement;

- product bundling and multiple product purchasing agreements;

- technical leadership;

- effective marketing and distribution; and

- speed to market.

Regulation

United States

We manufacture and market medical devices and, therefore, are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA's general controls for medical devices, or General Controls, which include compliance with the applicable portions of the FDA's Quality Management System Regulation, or QMSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Class II devices are subject to FDA's General Controls, and any other special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, unless an exemption applies. A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Our currently marketed medical device products are Class II medical devices subject to 510(k) clearance.

510(k) Clearance Marketing Pathway

When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a premarket approval application, or PMA, is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device in the U.S. The FDA's 510(k) clearance process usually takes from three to twelve months from the date the application is submitted and filed with the FDA but may take significantly longer and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the FDA may deny the request for clearance.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA may require the manufacturer to cease marketing or recall the modified device, or both, until 510(k) clearance or pre-market approval is obtained.

FDA PMA Approval Process

Products that are classified as Class III are subject to the requirement for the FDA to approve a PMA for the device. A PMA application, which is intended to demonstrate that a device is safe and effective, must be supported by extensive data, including extensive technical and manufacturing data and data from preclinical studies and human clinical trials. After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA will usually be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QMSR, which imposes stringent design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel.

A clinical trial is typically required to support a PMA application and is sometimes required for a 510(k) pre-market notification. Clinical trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate institutional review boards at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained. After a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk. Any trials we conduct must be conducted in accordance with FDA regulations as well as other federal regulations and state laws concerning human subject protection and privacy.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive FDA and other regulatory requirements continue to apply. These include establishment registration and device listing with the FDA; compliance with medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and compliance with corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. The FDA and the Federal Trade Commission (the "FTC") also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. In general, we may not promote or advertise our products for uses not within the scope of our intended use statement in our clearances or make unsupported safety and effectiveness claims. Many regulatory jurisdictions outside of the United States have similar regulations to which we are subject.

We are also required to register with the FDA as a medical device manufacturer. As such, our manufacturing sites are subject to periodic inspection by the FDA for compliance with the FDA's QMSR. These regulations cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use.

The QMSR also requires, among other things, maintenance of a medical device file. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QMSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market via voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

- recalls, withdrawals, or administrative detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted;

- refusal to grant export approvals for our products; or

- criminal prosecution.

Requirements for Surgical Lasers as Radiation Emitting Products

In addition to the requirements that apply to medical devices, our devices must also comply with an independent set of requirements that apply to radiation emitting electronic products, which includes lasers. Under the electronic product radiation control provisions of the FDCA, the FDA has established regulations specifying certain requirements for different types of radiation emitting electronic products. Among other requirements, manufacturers of surgical lasers must comply with FDA regulations that establish performance standards for laser products and require that manufacturers of products subject to performance standards submit reports to FDA demonstrating compliance. Unless otherwise exempted, manufacturers of certain radiation emitting devices must submit certain reports to FDA, including for new and modified products, for product defects, and annual reports, and comply with recordkeeping requirements. FDA regulations also provide specific certification and labeling requirements, and the labels for these products must contain certain information, such as warnings, declarations, and instructions for use.

Outside the United States

In order for us to market our products in countries outside the United States, we must obtain regulatory approvals, clearances or certifications and comply with extensive product and quality system regulations in other countries. These regulations, including the requirements for approvals, clearance or certifications and the time required for regulatory review, vary from country to country. Some countries have regulatory review processes which are substantially longer than the U.S. process. Failure to obtain regulatory authorizations, certifications or approvals in a timely manner and to meet all local requirements including language and specific safety standards in any foreign country in which we plan to market our products could prevent us from marketing products in such countries or subject us to sanctions and fines.

The EU has adopted specific directives and regulations regulating the design, manufacture, clinical investigations, conformity assessment, labeling and vigilance reporting for medical devices.

Until May 25, 2021, medical devices were regulated by Council Directive 93/42/EEC, or the EU Medical Devices Directive, which has been repealed and replaced by Regulation (EU) No 2017/745, or the EU Medical Devices Regulation. Some of our current certificates have been granted under the EU Medical Devices Directive. In accordance with the EU Medical Devices Regulation's recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 and (ii) legacy devices lawfully placed on the EU market after May 26, 2021 in accordance with the EU Medical Devices Regulation transitional provisions may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements.

Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation.

In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that general safety and performance requirements.

Compliance with the general safety and performance requirements of the EU Medical Devices Regulation is a prerequisite for European conformity marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EU declaration of conformity based on a self-assessment of the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product's technical dossiers and the manufacturer's quality system (notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier, or UDI-DI, specific to a device, and a production identifier, or UDI-PI, to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable on May 28, 2026 (for the four first modules related to (i) economic actor and (ii) UDI/devices registrations, (iii) notified bodies and certificates, and (iv) market surveillance). Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.

All manufacturers placing medical devices into the market in the EU must comply with the EU Medical Device Vigilance System which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed - once functional - and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics and/or performance of a device on the market (e.g., inadequacy in supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be reported to the relevant authorities of the EU member states, and communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

Manufacturers (and authorized representatives) must also have available within their organization at least one person responsible for regulatory compliance, or PRRC, who possesses the requisite expertise in the field of medical devices. The PRRC is responsible for all aspects of compliance with the requirements of the EU Medical Devices Regulation and in particular compliance with post-market surveillance and vigilance requirements.

The advertising and promotion of medical devices is subject to some general principles set forth in the EU legislation. According to the EU Medical Devices Regulation, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states' laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities' observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and if such issues cannot be resolved to their satisfaction can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Brexit and the UK Regulatory Framework

Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, has become the sovereign regulatory authority responsible for the Great Britain (i.e., England, Wales, and Scotland) medical device market and the EU regulatory regime for medical devices no longer applies in Great Britain. Under the terms of the Ireland/Northern Ireland Protocol, the EU regulatory requirements continue to apply to medical devices placed on the Northern Ireland market. Consequently, the regulatory framework for medical devices in Great Britain continues to be broadly based on the requirements of the EU Medical Devices Directive as implemented into national law by the Medical Devices Regulation 2002 ("UK Medical Devices Regulations").

Furthermore, on June 16, 2025, an amendment to UK Medical Devices Regulations became applicable which aims to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment also aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. In addition, the MHRA launched a consultation from November 14, 2024 to January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain, covering four topics, namely (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the new UK Conformity Assessed, or UKCA, mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4) maintaining in UK law certain pieces of "assimilated" EU law. This consultation builds on the MHRA's previous consultation between September and November 2021, and the UK government's response to that consultation which was published on June 26, 2022. On July 22, 2025, the MHRA published a response to the consultation confirming that it will incorporate feedback to this consultation into new legislation on pre-market requirements for medical devices in Great Britain. A draft of the new legislation is expected this year and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances.

Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, certain medical devices need to be "UKCA" certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until June 30, 2030.

In addition, all medical devices must be registered with the MHRA prior to being placed on the market. Additionally, manufacturers based outside the UK need to appoint a UK Responsible Person to register devices with the MHRA.

Other Healthcare Laws

Although none of the procedures performed using our products are currently covered by any government or commercial third-party payors, applicable agencies and regulators may nonetheless interpret that we are subject to numerous state and federal healthcare fraud and abuse laws, including anti-kickback, false claims and transparency laws with respect to payments and other transfers of value made to physicians and other licensed healthcare professionals, that are intended to reduce waste, fraud and abuse in the health care industry and analogous state laws that may apply to healthcare items and services by any payors including private insurers and self-pay patients. These laws are broad, subject to evolving interpretations and vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation and monetary penalties. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business.

Because we have commercial operations overseas, we are also subject to the Foreign Corrupt Practices Act, or FCPA, and other countries' anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of medical devices are subject to some general principles set forth in EU legislation. According to the EU Medical Devices Regulation, only devices that are CE marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states' laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national "Sunshine Acts" which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

The aforementioned EU rules are generally applicable in the EEA.

Reimbursement and Patient Payment

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Third-party payors, including government authorities, managed care plans, private health insurers and other organizations, generally only cover the cost of treating the medical condition of the cataract, which can be treated with traditional cataract surgery and the placement of a basic monofocal IOL. In the United States and other countries, patients generally may elect and pay out-of-pocket for advanced technologies such as laser assisted cataract surgery and premium IOLs to further refine and correct their vision beyond what is possible from a basic traditional cataract surgery treatment.

To date the reimbursement to the facility or physician from third-party payors has been intended to cover the cost of a basic traditional cataract surgery treatment, as well as the overhead cost associated with the facility where the procedure is performed. We have not historically directly billed any third-party payors; instead, we receive payment from the physician practice, hospital or other facility that uses our devices, who in turn receive additional payment from their patients who have elected a premium procedure.

With respect to our LLS and ALLY System, surgeons typically charge the patient a separate out-of-pocket fee for procedures using our device. The use of advanced IOLs designed to improve vision is also not reimbursed by Medicare beyond the standard reimbursement for a basic monofocal IOL and physicians charge the patient for the difference between the lower reimbursed amount and the cost of the advanced IOL. Surgeons typically offer the option of an advanced IOL to patients explaining that it is not covered by Medicare and will be an out-of-pocket expense. Use of our LLS and ALLY System is often accompanied by the implantation of an advanced IOL. We believe that the ability of our LLS and ALLY System, when used with advanced IOLs to optimize vision results, will encourage surgeons to perform the procedure and their patients to pay the additional out-of-pocket costs.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our ALLY System or other products we may develop in the future, if cleared. The cost containment measures that payors and providers are instituting, and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act, or the ACA, in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government's comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA.

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

More recently, the One Big Beautiful Bill Act (the "OBBBA") was signed into law in July 2025, which also included significant reforms to Medicaid, including an estimated $1 trillion in reduced federal Medicaid spending from 2025 through 2034, the imposition of work requirements for certain adult enrollees, more frequent eligibility redeterminations, and increased cost-sharing for beneficiaries. These changes are expected to reduce overall Medicaid enrollment and access to care. Although the effect on our business is currently unknown, any decrease in the number of insured patients or reimbursement levels for our products could adversely affect our revenue and commercial prospects.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

For EU member states, in December 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product i.e., certain high-risk medical devices as of 2026. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Data Privacy and Security

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Human Capital

We are committed to revolutionizing refractive eye surgery. As a global leader in next generation, robotic laser for cataract surgery, our success depends on talented and motivated individuals who share our passion for making a difference in patients' lives. We pride ourselves on having a highly collaborative, innovative environment where initiatives and teamwork are valued, and individual efforts are recognized. Together, we are one team, one vision.

As of December 31, 2025, we had approximately 150 employees that support our manufacturing, research and development, commercial and administrative functions. Primarily all of our workforce is based at our corporate headquarters in Orlando, Florida except for our commercial organization, which is spread throughout the United States based upon geographic responsibility.

In managing our business, we utilize a variety of human capital measures and objectives, including:

- *Hiring Strategies*: We compete for highly skilled and talented individuals within the market. We promote hiring from within, and we source from outside to bring in new talent when necessary. We strive to have an inclusive workforce, and ultimately the respective hiring team's goal is to choose the best candidate for each role.

- *Retention and Stability*: We take pride in the stability and dedication of our workforce. Over 35% of employees have been with the Company five or more years, and over 20% have been with the Company 10 or more years. In 2025, we experienced a full-time employee turnover rate of approximately 10%.

- *Culture*: We value our employees and the individual and collective contributions employees make to the Company. We believe work-life balance is integral to our employees performing at their best. Given our smaller business orientation, we require individual employees to have broader skillsets and enthusiastic and collaborative dedication to our team-based working groups. We offer development opportunities that align with professional and personal goals. We aim to have quarterly Company-wide meetings to keep employees informed on Company updates and performance, as well as to celebrate corporate milestones and individual years of service achievements. In addition to social activities scheduled throughout the year, we typically have an annual corporate event to bring all employees together for team building. To provide work/life support and resources for employees, we provide access to two Employee Assistance Programs.

- *Competitive Pay and Benefits*: Our compensation programs are designed to align the compensation of our employees with our corporate performance and to provide the proper incentives to attract, retain, and motivate employees to achieve superior results. The structure of our compensation programs is intended to balance incentive earnings for both short-term and long-term performance. Specifically:

o We provide employee wages that we believe are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.

o We have also engaged outside compensation and benefits consulting firms to help independently evaluate the effectiveness of our executive and benefit programs and to provide benchmarking against our peers within the industry.

o We look to align our executives' long-term equity compensation with our stockholders' interests. In addition, we currently provide equity benefits to all employees to encourage Company ownership and align all employee interests with that of our stockholders. We believe this incentivizes the entire employee base in relation to the successful achievement of the Company's goals.

o Annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process.

o All full-time employees are eligible for health insurance, paid and unpaid leaves, a retirement plan with company match and immediate vesting, and disability insurance. The Company also offers a generous holiday schedule and a Company-wide shut down during the December holidays.

Seasonality

We have historically experienced seasonal variations in the sales and leases of our products, with our fourth quarter typically being the strongest and the first quarter being the slowest. We believe these seasonal variations are consistent across our industry.

Corporate Information

We were incorporated in the State of Delaware on August 20, 2004 and became a direct, majority-owned subsidiary of PDL BioPharma, Inc., or PDL, in 2017. In October 2020, we completed a spin-off of LENSAR, Inc. from PDL in the form of a dividend involving the distribution of all outstanding shares of our common stock owned by PDL to the holders of PDL common stock, or Spin-Off. Following the completion of the Spin-Off, PDL no longer owns any equity interest in us, and we became an independent public company on October 1, 2020.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. Our SEC filings are also available free of charge under the Investor Relations section of our website at *www.lensar.com* as soon as reasonably practicable after they are filed with or furnished to the SEC. We may use our website as a distribution channel of material information about the Company. Financial and other important information regarding the Company is routinely posted on and accessible through the Investor Relations sections of our website at *www.lensar.com*. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by under the Investor Email Alerts option on the Investor Relations page of our website at *www.lensar.com*. Our website and the information available through our website are not incorporated into this Annual Report.

Item 1A.   Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report, including our audited financial statements and the related notes, as well as our other public filings with the SEC, before deciding to invest in our common stock. If any of the following risks are realized, our business, financial condition, results of operations and prospects, as well as the price of our common stock, could be materially and adversely affected.

Risks Related to the Terminated Merger Agreement

The announcement of the termination of the Merger Agreement could negatively impact our business, financial condition, results of operations or our stock price.

Our announcement of having entered into the Agreement and Plan of Merger, dated as of March 23, 2025, by and among the Company, Alcon Research, LLC, a Delaware limited liability company ("Alcon"), and VMI Option Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alcon ("Merger Sub") has caused, and may continue to cause, a material disruption to our business. We also announced that the Merger Agreement has been terminated by us and Alcon, as described below. We are subject to several risks as a result of the announcement and termination of the Merger Agreement, including, but not limited to, the following:

- certain costs related to the Merger Agreement and the transactions contemplated thereunder (collectively, the "Merger"), including the fees and/or expenses of our legal, accounting and financial advisors that must be paid despite the Merger not being completed;

- our inability to retain existing key employees or hire new capable employees, given the uncertainty regarding our future, in order to execute on our continuing business operations;

- the failure to complete the Merger may result in negative publicity and/or a negative impression of us in the investment community or business community generally;

- difficulties maintaining relationships with collaborators, vendors, and other business partners;

- third parties may determine to terminate and/or attempt to renegotiate their relationship with us as a result of the Merger or the termination of the Merger Agreement, whether pursuant to the terms of their existing agreements with us or otherwise; and

- we could be subject to further litigation related to the Merger, including the failure to complete the Merger.

We may experience shareholder litigation related to the termination of the Merger Agreement, which could result in payment of damages.

In connection with the Merger, certain purported stockholders of the Company have sent demand letters (the "Demands") alleging deficiencies and/or omissions regarding the disclosures made in the preliminary proxy statement filed by the Company with the SEC on May 7, 2025 or the definitive proxy statement filed by the Company with the SEC on May 19, 2025. The purported stockholders may not view the Company's cooperative actions in response to the Demands, such as the Company's additional disclosure filed with the SEC on June 25, 2025, as sufficient. In addition, we have received a demand from a purported stockholder seeking to inspect certain corporate books and records, in order to investigate, among other things, purported breaches of fiduciary duty by members of the Company's board of directors in connection with the Merger. The same stockholder filed a verified complaint to compel the inspection of books and records in the Delaware Court of Chancery. These actions could have the effect of increasing the Company's costs, diverting our management's attention and resources, delaying or adversely affecting the Merger or resulting in the payment of damages, which could result in a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business

Our results have been in the past, and could be in the future, adversely affected by economic uncertainty or deteriorations in economic conditions.

Global economic uncertainty, including due to factors such as increased inflation, rising interest rates, prolonged government shutdowns, and increased tariffs and other trade barriers, have contributed to our business and operational performance. If economic uncertainty continues or increases or if economic conditions deteriorate, these conditions may have a material adverse impact on our revenue, profit margins, cash flow and liquidity in the future. In particular, our business is impacted by inflation, such as the recent inflationary pressures related to global supply chain disruptions that have increased the cost of certain raw materials, labor and transportation used in our business. These broad-based inflationary impacts have negatively impacted our financial condition, results of operations and cash flows, and we expect these inflationary impacts to continue for the foreseeable future. A high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin or decrease our operating expenses as a percentage of our revenues if our selling prices of our products do not increase as much or more than our increase in costs.

We have experienced and expect to incur operating losses for the near-term future and we cannot assure you that we will be able to generate sufficient revenue to achieve or sustain profitability.

For the years ended December 31, 2025 and 2024, we had net losses of $34.3 million and $31.4 million, respectively. As of December 31, 2025, we had an accumulated deficit of $177.6 million. We expect to continue to incur losses for the near-term future as a result of building our commercial and clinical infrastructure, pursuing further FDA and other regulatory body clearance or certification of and our further commercial launch of our proprietary, next generation cataract treatment system, known as our ALLY System, and investing in research and development. In addition, as a public company, we will incur significant legal, accounting and other expenses. We cannot make assurances that we will ever generate sufficient revenue from our operations to achieve profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively affect the value of our securities and our ability to raise capital and continue operations.

We have historically derived our revenue from the sale or lease of our Systems as well as the associated procedure licenses and sale of consumables used in each procedure involving our Systems. The commercial success of our ALLY System will depend upon receipt of additional regulatory clearances or certifications and our ability to maintain and grow significant market acceptance for it.

We have historically derived our revenue from the sale or lease of our Systems and the associated procedure licenses and consumables used in each procedure involving our Systems and expect that this will account for a majority of our revenue in the foreseeable future. Accordingly, our ability to increase revenue is highly dependent on our ability to market and sell or lease our ALLY System and market the associated consumables. The ALLY System has also received certification in the European Union, or EU, and regulatory approval in India, Taiwan, South Korea, and certain other countries. Our growth, market presence and ability to sell the ALLY System will depend on whether the ALLY System receives additional regulatory clearances or certifications and the timing of these clearances or certifications, among other factors. In addition, our future revenue and cash flows will depend on, among other factors, our installed base of Systems.

Our ability to maintain our market share, execute our growth strategy, achieve commercial success and become profitable will depend upon the adoption and continued acceptance of our LLS and ALLY System by surgeons, hospital outpatient surgical facilities, in-office surgical suites and ambulatory surgery centers, or ASCs. Our systems are currently used in advanced cataract procedures for which surgeon reimbursement continues to decline and patients pay a significant portion of the cost of the procedure. We cannot predict the extent to which patients will continue to seek out these types of procedures. Further, we cannot predict if cataract surgeons will continue to use our LLS or how quickly cataract surgeons will accept the ALLY System, or any planned or future products we introduce, and, if accepted, how frequently any such products will be used. Our current products may not maintain, and our ALLY System or any planned or future products we may develop or market may never gain, broad market acceptance among cataract surgeons and the medical community for the procedures in which they are designed to be used. Our ability to maintain and increase market acceptance of our products depends on a number of factors, including:

- our ability to provide visual outcomes and economic data that show the safety, efficacy, cost effectiveness and other patient benefits from use of our Systems or other future products;

- acceptance by cataract surgeons and others in the medical community of our Systems;

- the potential and perceived advantages and disadvantages of our Systems as compared to competing products;

- the willingness of patients to pay out-of-pocket for procedures in which our Systems or other future products is used but for which limited reimbursement by third-party payors, including government authorities, is available;

- the effectiveness of our sales and marketing efforts, and of those of our international distributors;

- the prevalence and severity of any complications associated with using our Systems;

- the ease of use, reliability and convenience of our Systems relative to competing products;

- competitive response and negative selling efforts from providers of competing products;

- quality of outcomes for patients in procedures in which surgeons use our Systems;

- the results of clinical trials and post-market clinical studies relating to the use of our Systems;

- the technical leadership of our research and development teams;

- the absence of third-party blocking intellectual property;

- our ability to introduce our products to the market with speed and on time with our projected timelines;

- pricing pressure, including from larger, well-capitalized and product-diverse competitors, corporate-owned ASCs, group purchasing organizations, and government payors; and

- the availability of coverage and adequate reimbursement for procedures using our Systems or other future products from third-party payors, including government authorities.

Failure to maintain or increase market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.

Our growth depends on our ability to gain regulatory clearances and certifications, as well as our ability to meet production goals for our ALLY System.

The ALLY System, which has received clearance from the FDA, enables cataract surgeons to complete the robotic laser-assisted cataract surgery, or LACS, procedure seamlessly in a single, sterile environment. The ALLY System is available to cataract surgeons in all U.S. and EU jurisdictions and has also received regulatory clearance in India, Taiwan, South Korea, and certain other countries. In addition, our ability to meet production goals can also be impacted by supply chain interruptions. If we experience supply chain constraints, we may be unable to deliver ALLY Systems as planned.

The success of our ALLY System or any other new product offering or product enhancements we pursue will depend on several factors, including our ability to:

- properly identify and anticipate cataract surgeon and patient needs;

- develop and introduce new products and product enhancements in a timely manner;

- exclude competition based on our intellectual property rights;

- avoid infringing upon the intellectual property rights of third parties;

- demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

- obtain the necessary regulatory clearances, certifications or approvals for expanded indications, new products or product modifications;

- be fully FDA (or other regulatory authority)-compliant with manufacturing and marketing of new devices or modified products;

- provide adequate training to potential users of these products;

- receive adequate coverage and reimbursement for procedures performed with our ALLY System or any other products we may develop in the future; and

- develop an effective and dedicated sales and marketing team.

If we are not successful in expanding our product offering, our ability to increase our revenue may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Patients may not be willing to pay for the price difference between a standard cataract procedure and an advanced cataract procedure in which a laser system such as ours is used, an increment which is typically not covered by Medicare, private insurance or other third-party payors.

Payment for a standard cataract procedure is typically covered by Medicare, private insurance or other third-party payors. However, a cataract patient seeking a greater and more versatile visual outcome may desire an advanced cataract procedure involving a laser system such as ours. The patient is typically responsible for the additional costs associated with the use of these premium technologies in the physician's practice, hospital outpatient surgical facilities, in-office surgical suites and ambulatory surgery centers. Due to this additional cost, patients may not elect to have such a procedure and our business may not grow as anticipated. Our future success depends in part upon patients achieving better visual outcomes from procedures using our Systems, or procedures involving similar laser systems that meets their expectations. If patients are not adequately satisfied with the results of such procedures, they or their surgeons may be less willing to recommend these procedures to other patients.

Additionally, weak or uncertain economic conditions may cause individuals to be less willing to pay for advanced cataract procedures. Our Systems' procedures are not covered by or reimbursable through government or other third-party payors. A decline in economic conditions in the United States or in international markets could result in a decline in demand for the procedures in which our Systems are used and could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to effectively grow our U.S. sales and marketing organization or maintain or grow an effective network of international distributors, our business prospects, results of operations and financial condition could be adversely affected.

In order to generate future sales growth within the United States, we will need to expand the size and geographic scope of our U.S. direct sales organization. Accordingly, our future success will depend largely on our ability to train, retain and motivate skilled regional sales managers and direct sales representatives with significant technical knowledge of our Systems. Because of the competition for their services, we may not be able to retain such representatives on favorable or commercially reasonable terms, if at all. If we are unable to grow our global sales and marketing organization within the United States, we may not be able to increase our revenue, which would adversely affect our business, financial condition and results of operations.

Additionally, we rely exclusively on a network of independent distributors to generate sales and leases of our Systems as well as purchases of our consumables and licensed applications outside of the United States. For the year ended December 31, 2025, one customer accounted for approximately 13% of our revenue. This customer concentration exposes us to a material adverse effect if any of these significant distributors were to significantly reduce purchases for any reason or favor competitors or new market participants. If a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals and to train new personnel to market our Systems upon receiving regulatory clearance or certification in the applicable region, as well as our ability to sell those Systems in the region formerly serviced by such terminated distributor could be harmed. In addition, our international distributors may be unable to successfully market and sell our products and may not devote sufficient time and resources to support the marketing, sales, education and training efforts that we believe are necessary to enable the products to develop, achieve or sustain market acceptance. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor were to depart and be retained by one of our competitors, we may be unable to prevent that distributor from helping competitors solicit business from our existing customers, which could further adversely affect us. As a result of our reliance on third-party distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers' demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

Our future capital needs are uncertain, and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We expect our revenues and expenses to increase in connection with our ongoing activities, particularly as we continue to execute on our business strategy, including investment in our sales and customer support teams. The primary factors determining our cash needs are the funding of operations, which we expect to continue to expand as the business grows, and enhancing our product offerings through research and development, further regulatory clearances and launches of the ALLY System. Our future liquidity needs, and ability to address those needs, will largely be determined by the success of our commercial efforts and those of our distributors; the timing, scope and magnitude of our commercial and development activities; and the timing of further regulatory clearance or certification of our ALLY System. We have also experienced negative effects on our capital requirements from supply chain interruptions, and we expect that supply chain disruptions will negatively affect our capital requirements and the availability of funds to finance those requirements in the future. Tariffs have resulted in increased costs on various components within the ALLY System and PIDs. As we have not passed on these additional costs to our customers, we have experienced a negative impact on our gross margin, which may continue to the extent we take this approach in future periods. In addition, market conditions impacting financial institutions could impact our ability to access some or all of our cash, cash equivalents and marketable securities, and we may be unable to obtain alternative funding when and as needed and on acceptable terms, if at all.

As of the date of this Annual Report, we expect our current cash and cash equivalents, together with cash generated from the future sale and lease of our products, to be sufficient to operate our business for at least one year from the date of issuance of the financial statements included in this Annual Report. We may seek additional funds from public or private stock offerings, borrowings under credit facilities or other sources that we may not be able to maintain or obtain on acceptable or commercially reasonable terms, if at all. Our capital requirements will depend on many factors, including, but not limited to:

- the revenue generated by the sale, lease or use of our Systems;

- the costs associated with expanding our sales and marketing efforts;

- the expenses we incur in procuring, manufacturing and selling our Systems, including increased costs, uncertainties, and delays associated with global supply chain disruptions and inflationary pressures;

- the costs of commercializing the ALLY System, including increased costs associated with supply chain disruptions, inflationary pressures, the impact of increased tariffs or other trade barriers, sales in regions outside the U.S. or other new products or technologies;

- the scope, rate of progress and cost of our clinical studies that we are currently conducting or may conduct in the future;

- the cost and timing of obtaining and maintaining regulatory approval, certification or clearance of our products and planned or future products;

- costs associated with any product recall that may occur;

- the costs associated with complying with state, federal and foreign laws and regulations;

- the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

- the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

- the cost of enforcing or defending against non-competition claims;

- the number and timing of acquisitions and other strategic transactions;

- the costs associated with increased capital expenditures;

- anticipated and unanticipated general and administrative expenses, including expenses related to operating as a public company and insurance expenses; and

- costs associated with any adverse market conditions or other macroeconomic factors.

Such capital may not be available on favorable terms, or at all. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, which may impact our ability to obtain additional capital on favorable terms.

Furthermore, if we issue equity securities to raise additional capital, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. For example, in May 2023, we sold to NR-GRI Partners, LP, or NR-GRI, shares of Series A Redeemable Convertible Preferred Stock and warrants to purchase shares of our common stock, or Warrants, that collectively represented approximately 50.6% of our total outstanding shares of common stock based on our shares outstanding as of December 31, 2025, assuming full conversion of the Series A Redeemable Convertible Preferred Stock and full exercise of the Warrants for cash, pursuant to a Securities Purchase Agreement, or the SPA. So long as NR-GRI and its affiliates collectively beneficially own at least twenty percent of the securities issued pursuant to the SPA, including the Series A Redeemable Convertible Preferred Stock, we may not, without the consent of NR-GRI, liquidate, dissolve, or wind up our affairs or effect a merger or sale of the Company or other Fundamental Transaction (as defined in Note 12, *Redeemable Convertible Preferred Stock*, included elsewhere in this Annual Report); create, authorize, or issue shares of capital stock that are senior or pari passu to the Series A Redeemable Convertible Preferred Stock; complete an acquisition with consideration above $1.0 million; incur debt in excess of $1.0 million; change our line of business; or enter into certain related-party transactions. The Series A Redeemable Convertible Preferred Stock ranks senior to the common stock as to distributions and payments upon the liquidation, dissolution and winding up of the Company, and holders of Series A Redeemable Convertible Preferred Stock will participate with the holders of the common stock on an as-converted basis to the extent any dividends are declared on common stock. Holders of Series A Redeemable Convertible Preferred Stock are also entitled to redemption rights under certain circumstances. The redemption rights and liquidation preferences assigned to holders of the

Series A Redeemable Convertible Preferred Stock, and any other repurchase or redemption rights or liquidation preferences we may assign to holders of preferred stock in the future, could affect the residual value of the common stock.

Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures, changes in our supplier relationships or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our business and financial goals or to achieve or maintain profitability and could have a material adverse effect on our business, financial condition and results of operations.

If the supply or manufacture of our Systems or other products associated with the Systems is materially disrupted, including by supply chain shortages and price increases, it may adversely affect our ability to manufacture products and could negatively affect our operating results.

We manufacture our Systems and provide the electronic license applications at our corporate headquarters in Orlando, Florida. This is also the location where we currently conduct substantially all of our research and development activities, customer and technical support, and management and administrative functions. If our facility suffers a crippling event, or a force majeure event such as an earthquake, hurricane, fire, flood or temporary shutdown due to a pandemic, epidemic or infectious disease, this could materially impact our ability to operate.

We purchase custom and off-the-shelf components from a number of suppliers and subject them to stringent quality specifications and processes. Some of the components necessary for the assembly of our Systems and associated consumables are currently provided by single-sourced suppliers (the only approved supply source for us among other sources). If one or more of our suppliers cease to provide us with sufficient quantities of materials in a timely manner or on terms acceptable to us, including due to costs associated with increased tariffs or other trade barriers, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we may experience delays in engaging additional or replacement suppliers for certain components. There may also be disruptions outside our control in the availability and pricing of various component parts needed for our ALLY System.

In particular, a global semiconductor supply shortage has had, and is continuing to have, wide-ranging effects across multiple industries. According to certain market reports, both China and Taiwan are leading manufacturers of the world's semiconductor supply. Conflict between China and Taiwan might lead to trade sanctions, technology disputes, or supply chain disruptions, which could, in particular, affect the semiconductor industry. If this were to occur, our ability to source an adequate supply of semiconductors would be further reduced, which would adversely affect our business. In addition, any further conflict between China and Taiwan could harm our operations globally, including the operations of our customers and suppliers.

We have seen significant disruptions in the supply of, timing of delivery of and fluctuations in pricing for various component parts needed for our products, including the integrated circuits used in our Systems, and expect these trends to continue. Our efforts to maintain an adequate supply of inventory may not be sufficient and we may be unable to source the necessary component parts on commercially acceptable terms to reflect in the price of our system. The long-term loss of these suppliers, or their long-term inability to provide us with an adequate supply of components or products on commercially reasonable terms, could potentially cause delay in the manufacture of our products, thereby impairing our ability to meet the demand of our customers and causing significant harm to our business. If it becomes necessary to identify and qualify a suitable second source to replace one of our key suppliers, that replacement supplier would not have access to our previous supplier's proprietary processes and would therefore be required to develop its own, which could also result in delay. Any disruption of this nature or increased expense could harm our commercialization efforts and could have a material adverse effect on our business, financial condition and results of operations. If these supply chain shortages and disruptions continue or worsen, there is no guarantee that the Company will be able to meet customer demand for the ALLY System. In addition, pricing increases in component parts for our Systems resulting from inflationary pressures, the impact of increased tariffs and other trade barriers, and other macroeconomic conditions may necessitate an increase in the overall cost to customers, which in turn may have an adverse impact on customer demand.

We and some of our suppliers and contract facilities are required to comply with regulatory requirements of the FDA (and other regulatory authorities). In particular, the FDA's Quality System Regulation, or QSR, which includes FDA's current Good Manufacturing Practice requirements, or cGMPs, covers the procedures and documentation of the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, labeling, packaging, sterilization, storage and shipping of our device products. The FDA audits compliance with these regulatory requirements through periodically announced and unannounced inspections of manufacturing and other facilities. If our manufacturing facilities or those of any of our suppliers or contract facilities are found to be in violation of applicable laws and regulations, the FDA could take enforcement action. Similar requirements must be complied with in foreign countries and foreign regulatory authorities could also take enforcement action. Additionally, in the event we must obtain a replacement supplier or contract facility, it may be difficult for us to identify and qualify a supplier or contract facility that complies with QSR and cGMPs, which would adversely impact our operations.

We currently compete, and expect to compete in the future, against other companies, some of which have longer operating histories, more established products or greater resources than we do.

Our industry is global, highly competitive and subject to rapid and profound technological, market and product-related changes. We face significant competition from large multinational medical device companies, as well as smaller, emerging players focused on product innovation.

Our primary competitors in providing surgical solutions for cataract patients are Alcon Inc.; Bausch + Lomb Corporation; Johnson & Johnson; Carl Zeiss AG; Zeimer Ophthalmic Systems AG; and KERANOVA S.A. These competitors are focused on bringing new technologies to market and acquiring products and technologies that directly compete with our products or have potential product advantages that could render our products obsolete or noncompetitive. Bausch + Lomb announced, in November 2025, that they anticipate launching a second-generation femtosecond laser in the second half of 2026. The next-gen laser, SeeLyra™ is said to feature live optical coherence tomography guidance and soft docking. Although not all the features are known currently, this will be the first second-generation laser expected to compete with the ALLY System.

Many of our current and potential competitors are large publicly traded companies or divisions of publicly-traded companies and have several competitive advantages, including:

- greater financial and human resources for product development and sales and marketing;

- significantly greater name recognition;

- longer operating histories; and

- more established sales and marketing programs and distribution networks.

In addition, many of our competitors have their own intraocular lens, or IOLs, while we do not, which could put us at a competitive disadvantage. If we are unable to compete effectively in this environment, it could adversely affect our business.

To successfully market, sell and lease our products in markets outside of the United States, we must address many international business risks with which we have limited experience.

We have historically sold our products outside of the United States through a network of independent distributors and intend to increase our international presence in Europe and Asia, as well as other international markets. Our international business operations are subject to a number of risks, including:

- difficulties in staffing and managing our international operations;

- increased competition as a result of more products and procedures receiving regulatory approval, certification or clearance or otherwise becoming free to market in international markets;

- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- reduced or varied protection for intellectual property rights in some countries;

- tariffs, export restrictions, and other trade barriers, trade regulations, and foreign tax laws;

- fluctuations in currency exchange rates;

- foreign certification and regulatory clearance or approval requirements;

- difficulties in developing effective marketing campaigns in unfamiliar international markets;

- customs clearance and shipping delays;

- political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

- preference for locally produced products;

- potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

- the burdens of complying with a wide variety of foreign laws and different legal standards; and

- increased financial accounting and reporting burdens and complexities.

For example, in June 2022, the Supreme Court of South Korea ruled that insurance benefits for cataract surgeries should only be provided within the applicable outpatient coverage limit if inpatient treatment is unnecessary. As a result, patients are experiencing a decrease in the maximum insurance coverage allowed for cataract surgeries, which in turn has significantly decreased overall demand for ophthalmic surgeries in the region. Following the Supreme Court's decision, we have experienced reduced revenue in South Korea, and we expect this trend to continue so long as this decision remains in effect.

These risks and uncertainties could negatively impact our ability to successfully market, sell and lease our products in markets outside of the United States. Furthermore, our ability to deal with these issues could be affected by applicable U.S. laws. Any such risks could have an adverse impact on our business, financial condition, results of operations, cash flows, or reputation.

We are exposed to the credit risk of some of our customers, which could result in material losses.

Customers may lease our Systems or finance the system through the product utilization, and we believe there has been an increase in demand for these types of customer leasing in recent years, especially in the United States. We may experience loss from a customer's failure to make payments according to the contractual lease terms or some other material decrease in the practice revenues and surgical procedure volume. Our exposure to the credit risks relating to our lease financing arrangements may increase if our customers are adversely affected by changes in healthcare laws, economic pressures or uncertainty, or other customer-specific factors. In addition, our credit risk may be highly concentrated, as we rely exclusively on a network of independent distributors to generate sales outside of the United States. Further, ongoing consolidation among distributors, retailers and healthcare provider organizations could increase the concentration of credit risk. The factors affecting our customers' ability to make timely payments according to the contractual lease terms are out of our control, and as a result, exposes us to additional risks that may materially and adversely affect our business and results of operations. The occurrence of any such factors affecting our customers may cause delays in payments or, in some cases, defaults on payment obligations, which could result in material losses.

The programs we have designed to monitor and mitigate the associated risk may not be successful. There can be no assurance that such programs will be effective in reducing credit risks relating to these lease financing arrangements. If the level of credit losses we experience in the future exceed our expectations, such losses could have a material adverse effect on our business, financial condition and results of operations or adversely affect our ability to sell such assets as part of our monetization strategy.

We may be unable to accurately forecast customer demand and our inventory levels.

We generally do not maintain large volumes of finished goods and anticipating demand for our products may be challenging as cataract surgeon demand and adoption rates can be unpredictable. In addition, as use of our Systems is adopted by more cataract surgeons, we anticipate greater fluctuations in demand for our products, which makes demand forecasting more difficult. Our forecasts are based on management's judgment and assumptions, each of which may introduce error into our estimates. If we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. We could underestimate the worldwide demand for the ALLY System and be unable to fulfill customer requests. Conversely, if we overestimate customer demand or otherwise experience impacts to our inventory levels, our excess or obsolete inventory may increase. For example, we have experienced reduced activity by our distributors following the announcement of the Merger, which has resulted in a decrease in our production levels, and expect further negative impact in connection with the termination of the Merger Agreement. Our results could be adversely impacted if our distributors do not resume their sales activity to previous levels, and a significant increase in excess or obsolete inventory would reduce our gross margin and adversely affect our financial results.

Failure to secure adequate coverage or reimbursement by government or other third-party payors for certain procedures using our ALLY System or our other future products, or changes in current coverage or reimbursement, could materially impact our revenue and future growth.

Adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs, for certain procedures using our ALLY System or other products we may develop in the future, if approved, is central to the acceptance and adoption of these products. Hospitals, healthcare facilities, physicians and other healthcare providers that may purchase and use our ALLY System generally rely on third-party payors to pay for a part of the costs and fees associated with certain procedures using our ALLY System. If third-party payors reduce their levels of payment, if our costs of production increase faster than increases in reimbursement levels or if third-party payors deny reimbursement for procedures using our ALLY System, our ALLY System may not be adopted or accepted by hospitals, healthcare facilities, physicians or other healthcare providers and the prices paid for a procedure using our ALLY System may decline, which could have a material adverse effect on our business, financial condition or results of operations.

Physicians are reimbursed separately for their professional time and effort to perform a cataract procedure that is covered by third-party payors. Such party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our ALLY System would be used. These updates could directly impact the demand for our future products. For example, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule, or PFS, through 2019, but no annual update from 2020 through 2025. MACRA also introduced a Quality Payment Program for Medicare physicians, nurses and other "eligible clinicians" (as defined in MACRA) that adjusts overall reimbursement under the PFS based on certain performance categories. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our ALLY System or any other products we may develop in the future. However, there is no uniform policy of coverage and reimbursement among payors in the United States. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor. Many private payors require extensive documentation of a multi-step diagnosis before authorizing procedures using our products. Some private payors may apply their own coverage policies and criteria inconsistently, and physicians and other healthcare providers may not be able to receive approval and reimbursement for certain procedures using our ALLY System consistently. Any perception by physicians and other healthcare providers that the reimbursement for procedures using our ALLY System or other future products is inadequate to compensate them for the work required, including diagnosis, documentation, obtaining third-party payor approval for the procedure and other burdens on their office staff or that they may not be reimbursed at all for the procedures using our ALLY System or other future products, may negatively affect the adoption and use of our ALLY System or other future products and technologies, and the prices paid for such products may decline.

The healthcare industry in the United States, and in our other operating regions, has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs. Third-party payors are imposing lower payment rates and negotiating reduced contract rates with hospitals, other healthcare facilities, surgeons and other healthcare providers and being increasingly selective about the products, technologies and procedures they chose to cover and provide reimbursement for. Third-party payors may adopt policies in the future restricting access to products and technologies like ours or the procedures performed using such products. Therefore, we cannot be certain that any procedures performed with our ALLY System or other future products will be covered and reimbursed. There can be no guarantee that should we introduce new products and technologies, third-party payors will provide adequate coverage and reimbursement for those products or the procedures in which they are used. If third-party payors do not provide adequate coverage or reimbursement for such products, then our sales may be limited to circumstances where our products and procedures using our products are being largely or entirely self-paid by patients, as is currently the case with procedures using our Systems.

Additionally, market acceptance of our products and technologies in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. In the EU, reimbursement is entirely regulated at member state level and varies significantly between countries, and member states are facing increased pressure to limit public healthcare spending. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact future market acceptance of our ALLY System or any of other products we may develop in the future in the international markets in which those approvals are sought.

We provide a limited warranty for our products.

We provide a limited warranty that our products are free of material defects and conform to specifications, and offer to repair, replace or refund the purchase price of defective products. As a result, we bear the risk of potential warranty claims on our products. In the event that we attempt to recover some or all of the expenses associated with a warranty claim against us from our suppliers or vendors, we may not be successful in claiming recovery under any warranty or indemnity provided to us by such suppliers or vendors and any recovery from such vendor or supplier may not be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

Product liability suits brought against us could cause us to incur substantial liabilities, limit the selling or leasing of our existing products and interfere with commercialization of any products that we may develop.

If our product offerings are defectively designed or manufactured, contain defective materials, or are used or deployed improperly, or if someone alleges any of the foregoing, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Any product liability claims brought against us, with or without merit, could divert management's attention from our business, be expensive to defend, result in sizable damage awards against us, damage our reputation, increase our product liability insurance rates, prevent us from securing continuing coverage, or prevent or interfere with commercialization of our products. In addition, we may not have sufficient insurance coverage for all future claims. Product liability claims brought against us in excess of our insurance coverage would likely be paid out of cash reserves, harming our financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. We can give no assurance that the coverage under our product liability insurance in the United States will be available or adequate to satisfy any claims. Product liability insurance is expensive and subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management's attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls or market withdrawals.

We do not carry specific hazardous waste insurance coverage, and our insurance policies generally exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals and certifications could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our financial results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. For example, we have historically experienced seasonal variations in the selling or leasing of our products and procedures involving our products, with our fourth quarter typically being the strongest and the first quarter being the slowest. We believe these seasonal changes are consistent across our industry. Other factors that may cause fluctuations in our quarterly and annual results include:

- fluctuations in the demand for the more advanced, patient-pay procedures in which our Systems are used;

- adoption of our Systems;

- our ability to establish and maintain an effective and dedicated sales organization in the United States and network of independent distributors outside the United States;

- pricing pressure applicable to our products from competitor pricing;

- results of clinical research and studies on our products or competitive products;

- the mix of sales and leases of our Systems;

- timing of delivery of Systems, new product offerings, acquisitions, licenses or other significant events by us or our competitors;

- decisions by surgeons, hospitals and ASCs to defer acquisitions of Systems in anticipation of the introduction of new products or product enhancements by us or our competitors;

- sampling by and additional training requirements for cataract surgeons upon the commercialization of a new product by us or one of our competitors;

- regulatory approvals, clearances or certifications and legislative changes affecting the products we may offer or those of our competitors;

- interruption in the manufacturing or distribution of our Systems;

- delays in, or failure of, component and raw material deliveries by our suppliers;

- the ability of our suppliers to timely provide us with an adequate supply of components;

- the effect of competing technological, industry and market developments; and

- changes in our ability to obtain regulatory clearance, certification or approval for our product candidates.

As a result, you should not rely on our results in any past period as an indication of future results and you should anticipate that fluctuations in our quarterly and annual operating results may continue and could generate volatility in the price of our common stock. Quarterly or annual comparisons of our financial results should not be relied upon as an indication of our future performance.

If we fail to manage our anticipated growth effectively, or are unable to increase or maintain our manufacturing capacity, we may not be able to meet customer demand for our products and our business could suffer.

We have experienced significant period-to-period growth in our business and we must continue to grow in order to meet our business and financial objectives. However, continued growth may create numerous challenges, including:

- new and increased responsibilities for our management team;

- increased pressure on our operating, financial and reporting systems;

- increased pressure to anticipate and satisfy market demand;

- additional manufacturing capacity requirements;

- strain on our ability to source a larger supply of components, including as a result of ongoing supply chain issues, in order to meet our required specifications on a timely basis;

- management of an increasing number of relationships with our customers, suppliers and other third parties;

- entry into new international territories with unfamiliar regulations and business approaches; and

- the need to hire, train and manage additional qualified personnel.

Our current and planned capacity may not be sufficient to meet our current business plans. There are uncertainties inherent in expanding our manufacturing capabilities, and we may not be able to sufficiently increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility or launch new products. Also, we may not manufacture the right product mix to meet customer demand as we introduce new products. As a result, we may experience difficulties in meeting customer demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. If we fail to manage any of the above challenges effectively, our business may be harmed.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends, in part, on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees related thereto. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will be adversely affected. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

Our future growth depends on our ability to retain members of our senior management and other key employees. If we are unable to retain or recruit qualified personnel for growth, our business results could suffer.

We have benefited substantially from the leadership and performance of our senior management as well as certain key employees. Our success will depend on our ability to retain our current management and key employees, and to attract and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense, and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel, or that we will be able to do so without incurring substantial additional costs. We have experienced increases in compensation levels in connection with our recruitment and retention efforts, which may increase further in the future. The loss of services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements. Each member of senior management as well as our key employees may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

In addition to competing for market share for our products, we also compete against our competitors for personnel, including qualified sales representatives that are necessary to grow our business. Universities and research institutions also compete with us for scientific personnel that are important to our research and development efforts. We also rely on consultants and advisors in our research, operations, clinical and commercial efforts to implement our business strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our strategic plan requires us to continue growing our sales, marketing, clinical and operational infrastructure in order to generate, and meet, the demand for our products. If we fail to retain or attract these key personnel, we could fail to take advantage of the market for our products, adversely affecting our business, financial condition and results of operation.

We rely significantly on the use of information technology. Cybersecurity risks – any technology failures causing a material disruption to operational technology or cyber-attacks on our systems affecting our ability to protect the integrity and security of confidential customer and employee information – could harm our reputation and/or could disrupt our operations and negatively impact our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to store and effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, clinical data, customer service and technical support functions, intellectual property, proprietary business information and personal information (collectively, Confidential Information). The future operation, success and growth of our business depends on streamlined processes made available through our uninhibited access to information technology systems, global communications, internet activity and other network processes. Like most companies, despite our current security measures, our information technology systems, and those of our third-party service providers, strategic partners and other contractors or consultants are vulnerable to information security breaches, acts of vandalism, social engineering/phishing, computer viruses and malware (such as ransomware), misconfigurations, "bugs" or other vulnerabilities, theft or loss of Confidential Information. Confidential Information might be improperly accessed due to a variety of events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. In addition, a variety of our software systems are cloud-based data management applications, hosted by third-party service providers whose security and information technology systems are subject to similar risks. We have technology security initiatives in place to mitigate our risk to these vulnerabilities, but there can be no assurance that our or our third-party service providers' cybersecurity risk management program and processes, including policies, controls or procedures, and other security measures, will be adequately designed, complied with, implemented or effective to ensure that our or their operations are not disrupted or that data security breaches do not occur. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.

The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and evolved. If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to Confidential Information.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate, remediate or recover from incidents or breaches due to attackers increasingly using tools and techniques – including artificial intelligence – that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We and certain of our service providers and customers are from time to time subject to cyberattacks, social engineering/phishing, and other security incidents. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any information technology system failure, accident or security breach affecting us or third-party systems or Confidential Information could result in interruptions in our operations, damage to our reputation, the loss or misappropriation of Confidential Information, result in key personnel being unable to perform duties or communicate throughout the organization, significant costs associated with the investigation, data restoration and remediation, legal claims or proceedings (such as class actions), and potential notification of the breach to third-parties, including counterparties, governmental authorities, and data subjects, and have other adverse impacts on our business. For example, laws in the EU and the UK may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. We may also be contractually required to notify customers or other counterparties of a security incident, including a data security breach. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and if made against us could lead to significant interruptions in our operations, loss of Confidential Information and income, reputational loss, diversion of funds, and may also result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Despite our existing security procedures and controls, compromises to our network could give rise to unwanted media attention, materially damage our customer relationships, decrease sales and leases of our products, increase overhead costs, harm our business, reputation, results of operations, cash flows and financial condition, result in regulatory investigations and enforcement actions, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures.

We do not carry cyber insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources.

The actual or perceived failure to comply with data privacy and security laws and other obligations could have a material adverse effect on our business, results of operations and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

Our business processes health-related and other personal information. When conducting clinical studies, we face risks associated with collecting trial participants' information, especially health information, in a manner consistent with applicable laws and regulations. We also face risks inherent in handling large volumes of Confidential Information and in protecting the security of such information. Data breaches could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to individual or consumer class action litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil or criminal liability, or both. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

We may be subject to state, federal and foreign laws relating to data privacy and security in the conduct of our business, including state breach notification laws, the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, HIPAA), the EU General Data Protection Regulation 2016/679 and applicable national supplementing laws, or EU GDPR, and the UK General Data Protection Regulation and Data Protection Act 2018, or UK GDPR, (collectively, GDPR), and the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, CCPA). In the United States, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information on covered entities, including healthcare providers and research institutions, from which we obtain clinical trial data, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting such information for or on behalf of such covered entities, and their covered subcontractors. Depending on the facts and circumstances, we could be subject to regulatory investigation and enforcement action, including significant penalties, if we violate HIPAA. Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the CCPA requires covered businesses that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the business's collection, use, and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Similar laws have been passed in other states, and continue to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. The FTC has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal information, fail to implement policies to protect health information or engage in other unfair practices that harm customers. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and state Attorneys General to regulate the collection, use, storage, and disclosure of personal health-related and other information, through websites or otherwise, and to regulate the presentation of website content.

In 2024, the National Security Division of the U.S. Department of Justice (DOJ) issued a new rule – referred to as the "Data Security Program" (DSP) – to implement Executive Order 14117 aimed at preventing access to "bulk U.S. sensitive personal data" and "government-related data" by "countries of concern" (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and "covered persons" (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts "covered data transactions" that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. The DSP is new, complex and has yet to be enforced, and as such, there is a risk that our interpretation of its applicability, scope, and requirements is incorrect, incomplete, or misapplied. Compliance with the DSP may require us to invest heavily in data security and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency's guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations, and financial condition.

The GDPR comprehensively regulates our use of personal data of individuals from the European Economic Area, or EEA and/or the UK, or in the context of our activities within the EEA and/or the UK, including a principle of accountability and the obligation to demonstrate that appropriate legal bases are in place to justify data processing activities. Additionally, we are subject to laws and regulations regarding cross-border transfers of personal data out of the EEA and the UK. In addition, some of the personal data we process in respect of clinical trial participants is special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and local law derogations. We may be subject to diverging requirements under EU Member State laws and UK law, such as whether consent can be used as the legal basis for processing and the roles, responsibilities, and liabilities as between CROs and sponsors. As these laws develop, we may need to make operational changes to adapt to these diverging rules, which could increase our costs and adversely affect our business, including laws relating to transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union, states that reliance on the standard contractual clauses, or SCCs, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis.

We currently rely on the SCCs to transfer personal data outside the EEA and the UK, including to the United States, with respect to both intragroup and third-party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/ or take additional compliance and operational measures; and/or it could otherwise adversely affect the manner in which we operate our business and could adversely affect our business, operations, and financial condition.

Failure to comply with the GDPR could result in penalties for noncompliance. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes (including under both the EU GDPR and the UK GDPR), we could be fined under those regimes independently in respect of the same breach. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).

As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business. We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, Washington State enacted the "My Health My Data Act," which broadly defines "consumer health data", creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements and grants consumers certain rights with respect to their health data, including to request deletion of their information. Consumer health data is defined to include personal information that is linked or reasonably linkable to a consumer and that identifies a consumer's past, present, or future physical or mental health status; consumer health data also includes information that is derived or extrapolated from non-health information, such as algorithms and machine learning. Other states, including Connecticut and Nevada, have also passed consumer health data laws, and given the increased focus on the use of health data by entities that are not subject to HIPAA, additional states are expected to pass consumer health privacy laws.

Furthermore, these laws impose substantial requirements that require the expenditure of significant funds and employee time to comply, and additional states and countries are enacting new data privacy and security laws, which will require future expansion of our compliance efforts. We also rely on third parties in relation to the operation of our business, a number of which host or otherwise process personal data on our behalf. In some instances, these third parties have experienced immaterial failures to protect data privacy. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal information from the risks associated with the third-party processing, storage, and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation, and/ or result in civil claims. We will need to expend additional resources and make significant investments to comply with data privacy and security laws. Our failure to comply with our posted privacy policies or with any federal, state, or international privacy and security laws, regulations, industry standards or other legal obligations relating to data privacy and information security or any failure to prevent security breaches of such data could result in significant liability under applicable laws, cause disruption to our business, harm our reputation, have a material adverse effect on our business, and may result in claims, complaints, liabilities, proceedings or actions against us by governmental entities or others, or may require us to change our operations. Any such claims, complaints, proceedings or actions could force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, and result in the imposition of monetary penalties.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our products on a timely basis.

Reliable shipping is essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any of our products, it could be costly to replace such products in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to deliver our products (or any other products we commercialize in the future) on a timely basis.

Intangible assets on our books may lead to significant impairment charges.

We carry a significant amount of intangible assets on our balance sheet, partially due to the value of the LENSAR brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products, and marketing know-how. As a result, we have incurred and may incur significant impairment charges if the fair value of the intangible assets would be less than their carrying value on our balance sheet at any point in time.

We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, for impairment. Intangible assets with an indefinite useful life (such as the LENSAR brand name), acquired research projects not ready for use, and acquired development projects not yet ready for use are subject to impairment review. We review other long-lived assets for impairment when there is an indication that an impairment may have occurred.

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Our products are regulated as medical devices. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical studies; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance, certification and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval or certification studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. In addition, the FDA or other regulatory agencies may change their policies, adopt additional regulations, revise existing regulations, or take other actions that may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. We may be found non-compliant as a result of future changes in. or interpretations of, regulations by the FDA or other regulatory agencies.

The FDA, foreign regulatory authorities and notified bodies enforce their regulatory requirements through, among other means, periodic unannounced inspections and audits. We do not know whether we will be found compliant in connection with any future FDA (or foreign regulatory authorities) inspections or notified bodies' audits. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances, certifications or approvals; withdrawals or suspensions of current approvals or certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive, or may be delayed in receiving, the necessary clearances, certifications or approvals for our future products, or modifications to our current products, and failure to timely obtain additional clearances,

certifications or approvals for our ALLY System and future products or modifications to our current products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or approval of a pre-market approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. To date, our products have received marketing authorization pursuant to the 510(k) clearance process.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA's 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

In the United States, we have obtained clearance of our Systems through the 510(k) clearance process. Any modification to these Systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval, prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make modifications or add additional features to our products in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The ALLY System, which has received clearance from the FDA and certification in the EU, enables cataract surgeons to complete the laser-assisted procedure seamlessly in a single, sterile environment. The ALLY System is available to all cataract surgeons in the U.S. and EU jurisdictions and has also received regulatory clearance in India, Taiwan, South Korea, as well as certain other countries.

The FDA, foreign regulatory authorities or notified bodies can delay, limit or deny clearance, certification or approval of a device for many reasons, including:

- our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory authority or notified body that our products are safe or effective for their intended uses;

- the disagreement of the FDA or the applicable foreign regulatory authority or notified body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

- serious and unexpected adverse device effects experienced by participants in our clinical trials;

- the data from our pre-clinical studies and clinical trials may be insufficient to support clearance, certification or approval, where required;

- our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

- the manufacturing process or facilities we use may not meet applicable requirements; and

- the potential for approval or certification policies or regulations of the FDA or applicable foreign regulatory authority or notified body to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, certification or approval.

Subject to the transitional provisions and in order to sell our products in EU member states, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE mark, to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and, where applicable, other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. A conformity assessment procedure generally requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. The aforementioned EU rules are generally applicable in the EEA which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU and these three countries.

In the EU, the EU Medical Devices Regulation became effective on May 26, 2021. In accordance with its recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 and (ii) legacy devices lawfully placed on the market after May 26, 2021 in accordance with the transitional provisions of the EU Medical Devices Regulation may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. In particular, no substantial change must be made to the device as such a modification would trigger the obligation to obtain a new certification under the EU Medical Devices Regulation and therefore to have a notified body conducting a new conformity assessment of the devices. Once our devices are certified under the EU Medical Devices Regulation, we must inform the notified body that carried out the conformity assessment of the medical devices that we market or sell in the EU and the EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products' ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

On June 16, 2025, an amendment to the Medical Devices Regulations 2002, or UK Medical Devices Regulations, became applicable which is intended to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. It also intends to bring the UK regulatory framework for medical devices, which is based on the EU Medical Devices Directive, into closer alignment with the EU Medical Devices Regulation. In addition, the MHRA launched a consultation from November 14, 2024 to January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. On July 22, 2025, the MHRA published a response to the consultation confirming that it will incorporate the results of this consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. A draft of the new legislation is expected this year. Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be "UKCA" self-certified, and other medical devices need to be "UKCA" certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until June 30, 2030. The MHRA has confirmed that it intends to launch a consultation regarding the indefinite recognition of such medical devices in Great Britain which is expected this year. Medical devices also need to bear a physical UKCA mark in order to be lawfully placed on the Great Britain market. However, the MHRA has confirmed in its response to the consultation on pre-market requirements for medical devices in Great Britain that it intends to remove the requirement for a medical device and its labeling (for example packaging and instructions for use) in Great Britain to bear a physical UKCA mark. Instead of requiring a medical device and its labeling to bear a UKCA mark, manufacturers would be required to assign a unique design identification, ("UDI"), to a medical device and register the UDI in a publicly accessible database before the medical device is placed on the Great Britain market. If this change is implemented, we may no longer be required to affix the physical UKCA mark to our medical devices, but we may need to assign and affix a UDI, and register the UDI in a publicly accessible database.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory approval, certification or clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities or notified bodies, which may include any of the following sanctions:

- untitled letters or warning letters;

- fines, injunctions, consent decrees and civil penalties;

- recalls, termination of distribution, administrative detention, or seizure of our products;

- customer notifications or repair, replacement or refunds;

- operating restrictions or partial suspension or total shutdown of production;

- delays in or refusal to grant our requests for future clearances, certifications or approvals (including foreign regulatory approvals) of new products, new intended uses, or modifications to existing products;

- withdrawals or suspensions of our current 510(k) clearances or certifications, resulting in prohibitions on sales of our products;

- FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

- criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA and foreign regulatory authorities may change their clearance or certification policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance, certification or approval of our future products under development or impact our ability to modify our currently cleared or certified products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, certifications or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products. For more information, see "—Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances, certifications or approvals for our products or to manufacture, market or distribute our products after clearance, certification or approval is obtained."

Our products must be manufactured in accordance with federal, state and foreign regulations, and we or any of our suppliers could be forced to recall products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA's QMSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QMSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA (or other regulatory authorities) requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or certifications; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's (or foreign regulatory authorities' or notified bodies') refusal to grant pending or future clearances, certifications or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our LLS or ALLY System may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our Systems are ophthalmic surgical lasers indicated for the creation of anterior capsulotomies, use in patients undergoing surgery requiring laser-assisted fragmentation of the cataractous lens, and for creating cuts/incisions in the cornea. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as "off-label uses." We cannot, however, prevent a physician from using our devices off-label, when in the physician's independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or a foreign regulatory authority or certified by a notified body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory authority determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA (or similar foreign authorities), and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA's medical device reporting regulations and similar foreign regulations, which require us to report to the FDA (or similar foreign authorities) when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA (or similar foreign authorities) could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, certification or approval, seizure of our products or delay in clearance, certification or approval of future products.

The FDA and foreign regulatory authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA (or foreign regulatory authorities) may require, or we may decide, that we will need to obtain new clearances, certifications or approvals for the device before we may market or distribute the corrected device. Seeking such clearances, certifications or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including warning letters from the FDA (or foreign regulatory authorities), product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA (or similar foreign authorities). We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA (or similar foreign authorities). If the FDA (or similar foreign authorities) disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If we do not obtain and maintain international regulatory registrations, clearances, certifications or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance, certification or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances, certifications or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances, certifications or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances, certifications or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances, certifications or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances, certifications or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations (approvals or certifications) that we have received. If we are unable to maintain our authorizations or certifications in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance, certification or approval by regulatory authorities or notified bodies in other countries, and registration, clearance, certification or approval by one or more foreign regulatory authorities or notified bodies does not ensure registration, clearance, certification or approval by regulatory authorities or notified bodies in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance, certification or approval in one country may have a negative effect on the regulatory process in others.

The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. We intend to conduct additional clinical trials and to generate clinical data that will help us demonstrate the benefits of our system compared to manual cataract surgery conducted without a laser system, or with competing laser systems.

The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned.

The initiation and completion of any of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our ongoing clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

- we may be required to submit an Investigational Device Exemption, or IDE, application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials, and similar risks may apply in foreign jurisdictions;

- regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

- regulators, Institutional Review Boards, or IRBs, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

- we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical trials may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical trials or abandon product development programs;

- the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

- we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB (or other reviewing bodies), regulatory authorities, or both, for re-examination;

- regulators, IRBs, other reviewing bodies, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

- the cost of clinical trials may be greater than we anticipate;

- clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

- we may be unable to recruit a sufficient number of clinical trial sites;

- regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

- approval or certification policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for certification or approval; and

- our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, disruptions related to public health crises may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval or certification of our product candidates.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor's product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs, or other reviewing bodies, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under cGMP, requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance, certification or approval by regulatory authorities or notified bodies in those countries. Clearance, certification or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances, certifications or approvals for our products or to manufacture, market or distribute our products after clearance, certification or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. The FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, on February 2, 2026, the FDA's final rule implementing the FDA's Quality Management System Regulation, or QMSR, became effective. The QMSR, which replaced the FDA's former Quality System Regulation, or QSR, sets forth the FDA's cGMP requirements for medical devices, and among other things, incorporates by reference certain elements of the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO 13485:2016 are substantially similar to those set forth in the QSR, and although our quality management system is designed to comply with ISO:13485, the FDA has indicated that ISO:13485 certification alone will not ensure compliance under the QMSR, nor will ISO certification exempt manufacturers from FDA inspection. The QMSR also includes certain compliance obligations, such as those relating to unique device identification, product traceability, and maintenance of complaint and service records, that align more closely with the FDA's existing medical device requirements than with ISO standards. Accordingly, it remains unclear the extent to which the QMSR may impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

In addition, the regulatory landscape related to medical devices in the EU recently evolved and continues to undergo legislative changes. On May 26, 2021, the EU Medical Devices Regulation became applicable, and repealed and replaced the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable (i.e., without the need for adoption of EU member state laws implementing them) in all EU member states and are intended to eliminate current differences in the regulation of medical devices among EU member states. The EU Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation. These requirements are in active implementation and may change as the European Commission adopts additional implementing acts and considers targeted revisions to related medical device rules. In addition, on December 16, 2025, the European Commission published a targeted revision proposal of the MDR to address structural issues, certification delays, and burdens on Small and medium-sized enterprises ("SMEs"). The proposal will enter the ordinary legislative procedure and is not expected to be adopted before 2027.

The modifications brought by this new Regulation may have an effect on the way we intend to develop our business in the EU and EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed, which could adversely affect our ability to grow our business in a timely manner.

Disruptions at the FDA and other government agencies and notified bodies caused by funding shortages, staffing limitations, or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, foreign regulatory agencies and notified bodies to review and clear, certify or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA's, foreign regulatory agencies' and notified bodies' ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's, foreign regulatory agencies' and notified bodies' ability to perform routine functions. Average review times at the FDA, foreign regulatory agencies and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, foreign regulatory agencies and notified bodies may also slow the time necessary for new medical devices or modifications to cleared, certified or approved medical devices to be reviewed and cleared, certified or approved by necessary government agencies (or other notified bodies), which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA's ability to conduct their activities.

If there were a prolonged government shutdown in response to a health pandemic or otherwise, or if global health concerns, funding shortages or staffing limitations prevent the FDA or other regulatory authorities or notified bodies from conducting their regular inspections, audits, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, or other regulatory authorities or notified bodies, to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. Their designation process, which is significantly stricter under the new Regulation, has experienced considerable delays following the COVID-19 pandemic. Despite a recent increase in designations, the current number of notified bodies designated under the new Regulation remains significantly lower than the number of notified bodies designated under the previous regime. The current designated notified bodies are therefore facing a backlog of requests as a consequence of which review times have lengthened. This situation may impact the way we are conducting our business in the EU and the EEA and the ability of our notified body to timely review and process our regulatory submissions and perform its audits.

Enacted and future healthcare legislation may increase the difficulty and cost for us to commercialize our ALLY System or other products we may develop in the future and may affect the prices we may set.

In the United States, the EU and other jurisdictions, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the United States medical device industry.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA, as well as other efforts to challenge, repeal or replace the ACA that may impact our business or financial condition. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA.

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers

Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, the One Big Beautiful Bill Act (the "OBBBA") was signed into law in July 2025, which also included significant reforms to Medicaid, including an estimated $1 trillion in reduced federal Medicaid spending from 2025 through 2034, the imposition of work requirements for certain adult enrollees, more frequent eligibility redeterminations, and increased cost-sharing for beneficiaries. These changes are expected to reduce overall Medicaid enrollment and access to care. Although the effect on our business is currently unknown, any decrease in the number of insured patients or reimbursement levels for our products could adversely affect our revenue and commercial prospects.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures and could seriously harm our business.

For EU member states, in December 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, for example, certain high-risk medical devices as of 2026. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, we may not be able to achieve or sustain profitability or successfully market our ALLY System or any other products we may develop and obtain clearance for in the future.

We may be subject to certain federal, state and foreign laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Although none of the procedures using our products are currently covered by any state, federal or foreign government healthcare programs or other third-party payors, applicable agencies and regulators may interpret that our commercial, research and other financial relationships with healthcare providers, institutions and GPOs are nonetheless subject to various federal, state and foreign laws intended to prevent healthcare fraud and abuse, including the following:

- the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts and free or reduced price items and services. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers. The federal False Claims Act has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed or for services that are not medically necessary. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The federal False Claims Act also includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims;

- the federal Civil Monetary Penalties law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- the federal Health Insurance Portability and Accountability Act of 1996, as amended, also created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

- analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, which apply to items and services reimbursed by any third-party payor, including private insurers and self-pay patients; state laws that require device manufacturers to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities; and

- EU and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to anti-corruption, anti-bribery and similar laws and any violations by us of such laws could result in fines or other penalties.

A majority of our revenue is derived from operations outside of the United States and is subject to requirements under the U.S. Treasury Department's Office of Foreign Assets Control, anti-corruption, anti-bribery and similar laws, such as the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Recently, the U.S. Department of Justice has increased its enforcement activities with respect to the FCPA.

Our safeguards to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective. Any violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, and would likely harm our reputation, business, financial condition and result of operations.

Our employees, independent contractors, principal investigators, consultants, vendors, distributors and contract research organizations may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors, distributors and contractor research organizations, or CROs, may engage in fraudulent or other illegal activity. While we have policies and procedures in place prohibiting such activity, misconduct by these parties could include among other infractions or violations intentional, reckless or negligent conduct or unauthorized activity that violates: (i) FDA (and foreign regulatory authorities') regulations, including those laws that require the reporting of true, complete and accurate information to the FDA (or foreign regulatory authorities); (ii) manufacturing standards; (iii) federal, state and foreign healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) other commercial or regulatory laws or requirements. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to Intellectual Property Matters

Our success will depend on our ability to obtain, maintain, and protect our intellectual property rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws to protect the proprietary aspects of our products, brands, technologies and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights. We may not be able to obtain or maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

In addition, our efforts to enter into confidentiality agreements with our employees, consultants, clients and other vendors who have access to our confidential information, our trade secrets, data and know-how may not prevent unauthorized use, misappropriation, or disclosure to unauthorized parties, and such information could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, or circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.

Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the filing, licensing, defending, and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all in such jurisdictions. We may not be successful in protecting our proprietary rights, and unauthorized parties may be able to obtain and use information that we regard as proprietary.

We own numerous issued patents and pending patent applications. As of December 31, 2025, we owned approximately 76 U.S. patents, 26 pending U.S. patent applications, 216 issued foreign patents, and 79 pending foreign and Patent Cooperation Treaty applications. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents (or some of the claims therein), if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. Proceedings challenging our patents could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products.

Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees, and current employees. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, including the protection of surgical and medical methods, and we may encounter significant problems in protecting our proprietary rights in these countries.

In addition, proceedings to enforce or defend our patents could put our patents (or some of the claims therein) at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

- any of our pending patent applications will issue as patents;

- we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents expire;

- we were the first to make the inventions covered by each of our patents and pending patent applications;

- we were the first to file patent applications for these inventions;

- others will not develop similar or alternative technologies that do not infringe our patents;

- any of our patents will ultimately be found to be valid and enforceable;

- any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies or products that are separately patentable; or

- our commercial activities or products will not infringe upon the patents of others.

Even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated, or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval or certification to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee-payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Even if a lapse is cured, thus reviving the patent or application, there is a risk that the revival can be challenged by third parties in administrative proceedings and litigation, and that the revival can be overruled. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Future changes to existing patent law could lead to uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, U.S. and foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. In several recent patent cases, the U.S. Supreme Court has narrowed the scope of patent protection available or weakened the rights of patent owners in certain situations. We cannot predict future changes in the interpretation of patent laws and regulations or changes to patent laws and regulations that might be enacted into law by U.S. and foreign legislative bodies and patent offices. Those changes may materially affect our ability to obtain additional patent protection in the future, the value of our patents, and our ability to enforce our patents.

If we cannot license and maintain rights to use third-party technology on reasonable terms, we may not be able to successfully commercialize our products. Our licensed or acquired technology may lose value or utility or over time.

In the past, we have licensed the right to use technology from third parties and may choose or need to do so in the future, including to develop or commercialize new products or services. We may also need to negotiate licenses to practice certain intellectual property rights such as patents or patent applications before or after introducing a commercial product, and we may not be able to obtain necessary licenses to such intellectual property rights. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. In addition, any technology licensed or acquired by us may lose value or utility, including as a result of a change in the industry, in our business objectives, others' technology, a dispute with the licensor, or circumstances outside our control. In return for the use of a third party's technology or intellectual property rights, we may agree to pay the licensor royalties based on sales of our products or services. If we are unable to negotiate reasonable royalties or if we have to pay royalties on technology that becomes less useful for us or ceases to provide value to us, our profit margin will be reduced and we may suffer losses.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell or export our products or to use our technologies or product names. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as "patent trolls," have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or "invitations to license," or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. These matters can be time consuming and costly to defend in litigation, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party's patent or trademark or of misappropriating a third party's trade secret or such indemnification may be insufficient to fully cover the expenses incurred.

Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Because of the confidential nature of patent applications, we do not know at any given time what patent applications are pending that may later issue as a patent and be asserted by a third party against us. Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel, or was invalid or unenforceable for other reasons. In litigation or administrative proceedings, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If such competitor prevails, we could lose our rights to those challenged patents or have the scope of those rights narrowed.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Although we have a general requirement that our employees, consultants, and any other partners or collaborators who have access to our proprietary know-how, information or technology assign to us, or grant us similar rights to, their inventions, this may not fully protect us from intellectual property claims. Additionally, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, that our agreements with such parties will be upheld in the face of a potential challenge, that such agreements will adequately protect us, or that such agreements will not be breached, nor can we be certain that we will have an adequate remedy for any of the foregoing.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

- lose the opportunity to license our intellectual property to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

- incur significant legal expenses;

- pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

- pay the attorney's fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

- redesign those products or technologies that contain the allegedly infringing intellectual property, which could be costly and disruptive, and may be infeasible; and

- attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit or those where we prevail, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. If we are found to have infringed the intellectual property rights of third parties, we could be required to pay substantial damages, including third-party lost profits, the disgorgement of our profits, or substantial royalties (all of which may be increased, including three times the awarded damages, if we are found to have willfully infringed third-party patents or trademarks or to have misappropriated trade secrets) and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area are often settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. We could encounter delays in product introductions while we attempt to develop alternative methods or products, and these alternative methods or products may be less competitive, which could adversely affect our competitive business position. If we fail to obtain any required licenses or fail to make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

In addition, we generally indemnify our customers with respect to our products' infringement of the proprietary rights of third parties. If third parties assert infringement claims against our customers, these claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, post-grant review, derivation proceedings, or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition, and results of operations.

Additionally, competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time-consuming, and unsuccessful. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringed their intellectual property. In addition, in a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property of ours is invalid or unenforceable, in whole or in part, construe the patent's claims or other intellectual property narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer's competition in the market. An adverse result in any litigation proceeding could put one or more of our patents or other intellectual property at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition, and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on protection of trade secrets, know-how, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing to protect trade secrets to the extent we deem necessary to adequately enforce our rights. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions contained in the contracts executed by our employees, consultants, collaborators, and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Also, despite the existence of these confidentiality restrictions or our efforts to monitor how our trade secrets are used or disclosed, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information is outside the scope of the provisions of the contracts. There can be no assurance that such third parties will not breach their agreements with us, that we will become aware of such breaches, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors.

Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is insufficient, we would be exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand, and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced, and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise work around our patented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in the individuals, organizations and systems which comprise our security measures, agreements and security protections may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or trade names in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting, and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademark protection may differ in certain countries, particularly in developing countries. The laws of some foreign countries do not protect intellectual property rights including the protection of surgical and medical methods, to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we do have patent and trademark protection, but enforcement against infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents, patent applications, trademarks, and trademark applications in those jurisdictions, as well as elsewhere, at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees and consultants were previously employed at or engaged by other medical device or other biotechnology companies, including our competitors or potential competitors. Some of these employees, consultants, and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Our efforts to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how, or trade secrets of others in their work for us may not be successful, and we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture and commercialize our products and manage certain parts of our business. Using these third parties poses a number of risks, such as:

- they may not perform to our standards or legal requirements;

- they may not produce reliable results or products;

- they may not perform in a timely manner;

- they may not maintain the confidentiality of our proprietary information;

- disputes may arise with respect to ownership of rights to technology developed with our partners, and those disputes may be resolved against us; and

- disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration.

Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may materially affect our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. It is possible that some of our trademark applications may be rejected. Although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Additionally, certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition, and results of operations may be adversely affected.

Risks Related to Artificial Intelligence Technologies

We use artificial intelligence technologies in our business, and the deployment, use, and maintenance of these technologies involve significant technological and legal risks.

We develop and use artificial intelligence, or AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, or collectively AI Technologies, throughout our business, and are making significant investments in this area.

For example, we use AI Technologies in our ALLY System to register and analyze patients' eyes and determine eye surface and cataract density, which helps optimize laser patterns and energy settings in cataract procedures, with the goal of minimizing the overall energy delivered in the eye for quicker visual recovery and better patient outcomes.

We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying these technologies, including that AI-generated content, analyses, or recommendations we utilize could be deficient, that our competitors may more quickly or effectively adopt AI capabilities, or that our use of AI or other emerging technologies increases regulatory, cybersecurity and other significant risks. There can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our AI Technologies are, for example: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer, or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

We are in varying stages of development in relation to our products and internal business processes involving AI Technologies. The continuous development, maintenance and operation of our AI Technologies is expensive and complex and may involve unforeseen difficulties including, without limitation, material performance problems, undetected defects, or errors. For instance, the models underlying AI Technologies can experience decay (also known as "model drift") in which their performance and accuracy decrease over time without further human intervention to correct such decay. We may be unsuccessful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software, services, and infrastructure, such as processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment.

We may not be able to obtain sufficient intellectual property protection for our AI Technologies to prevent competitors from implementing the same or similar technology in their businesses, and other individuals may apply for or obtain intellectual property protection which could limit our ability to use technology that we are currently developing.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies or products that incorporate AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation, and financial condition.

Given the long history of development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make or use our proprietary AI Technologies.

The regulatory framework governing the use of AI Technologies is rapidly evolving, and we cannot predict how future legislation and regulation will impact our ability to offer products or services that we develop which leverage AI Technologies.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be enjoined in judicial proceedings from being enforced or may be interpreted in ways that would affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Failure to appropriately respond to this evolving landscape may result in reputational, competitive and business harm as well as litigation and regulatory action and fines, penalties and expenses related thereto.

Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have either entered into force in the United States and the EU in 2025 or are expected to enter into force in 2026. U.S. legislation related to AI Technologies has also been introduced at the federal level and has been passed or proposed at the state level. For example, the California Privacy Protection Agency's new regulations under the CCPA regarding the use of automated decision-making went into effect on January 1, 2026. California also enacted seventeen new laws in 2024 that further regulate the use of AI Technologies and provide consumers with additional protections around companies' use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination, Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions, and Texas' Responsible AI Governance Act, which prohibits specified harmful uses of AI, including behavioral manipulation and unlawful discrimination. Such additional regulations, and uncertainty around whether they will survive legal challenges or how they will be enforced, may impact our ability to develop, use, procure and commercialize AI Technologies in the future.

In the United States, the Trump administration's approach to investment in and regulation of AI Technologies has and is expected to continue to deviate from that of the previous administration and we will need to adapt to any changes that may result from such approach, including as the result of new or changing executive orders. For instance, the federal government may seek to preempt state laws when they seek to govern certain topics involving AI, as evidenced by the Trump administration's "Ensuring a National Policy Framework for Artificial Intelligence" Executive Order signed on December 11, 2025. This order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. The Trump administration may continue to implement new or rescind existing federal orders and/or administrative policies relating to AI Technologies. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.

In Europe, on August 1, 2024, the EU Artificial Intelligence Act, or the EU AI Act, entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements are expected to apply from August 2, 2026. Although the European Commission has proposed an extension to December 2, 2027, such extension is not yet finalized or effective. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and depending on the AI use case includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and fines for breach of up to 7% of worldwide annual turnover. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU member state national law by December 2026. This Directive extends the EU's existing strict product liability regime to AI Technologies and AI-enabled products, and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way AI is regulated in the EU. Further, in Europe we are subject to the GDPR, which regulates our use of personal data for automated decision making that results in a legal or similarly significant effect on an individual, and provides rights to individuals in respect of that automated decision making. Recent case law from the Court of Justice of the European Union, or the CJEU, has taken an expansive view of the scope of the GDPR's requirements around automated decision making and introduced uncertainty in the interpretation of these rules. Specifically, the CJEU has expanded the scope for automated decision making under the GDPR by finding that automated decision-making activities can fall within the GDPR's restrictions on those activities even if the required legal or similarly significant effect for the individual is carried out by a third party. The EU AI Act, and developing interpretation and application of the GDPR in respect of automated decision making, together with developing guidance and/or decisions in this area, may affect our use of AI Technologies and our ability to provide, improve or commercialize our services, require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted or enforced in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI Technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, including adapting to loosened regulation to remain competitive, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Risks Related to Owning Our Common Stock

The large number of shares eligible for public sale could depress the market price of our common stock.

Members of our management and our board of directors hold or beneficially own a significant portion of our common stock and may sell their shares of our common stock to the extent not restricted by contract or under securities laws. We have filed registration statements registering shares that we may issue under our equity compensation plan and employee stock purchase plan. In addition, we have filed a resale registration statement registering shares of our common stock issuable upon conversion of our Series A Redeemable Convertible Preferred Stock and exercise of outstanding Warrants. The total number of shares of common stock offered under the resale registration statement represented approximately 50.6% of our total outstanding shares of common stock based on our shares outstanding as of December 31, 2025, assuming full conversion of the Series A Redeemable Convertible Preferred Stock and full exercise of the Warrants for cash. We may file additional registration statements relating to shares or awards held by our management and board of directors in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and such declines may be significant. The perception that these sales could occur may also depress the market price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

We are a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

We have issued shares of redeemable convertible preferred stock, and may in the future issue additional shares of preferred stock, with terms that could dilute the voting power or reduce the value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more series of preferred stock having such designation, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional, or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Pursuant to the SPA, we issued an aggregate of 20,000 shares of a newly established series of preferred stock designated as "Series A Convertible Preferred Stock, par value $0.01 per share," which have a stated value of $1,000 per share and are convertible into shares of common stock. Holders of shares of Series A Redeemable Convertible Preferred Stock are entitled to vote on an as-converted basis with holders of shares of common stock. In addition, so long as NR-GRI and its affiliates collectively beneficially own at least twenty percent of the securities issued pursuant to the SPA, including the Series A Redeemable Convertible Preferred Stock, we may not, without the consent of NR-GRI, liquidate, dissolve, or wind up our affairs or effect a merger or sale of the Company or other Fundamental Transaction (as defined in Note 12, *Redeemable Convertible Preferred Stock*, to our financial statements included elsewhere in this Annual Report); create, authorize, or issue shares of capital stock that are senior or pari passu to the Series A Redeemable Convertible Preferred Stock; complete an acquisition with consideration above $1.0 million; incur debt in excess of $1.0 million; change our line of business; or enter into certain related-party transactions.

The Series A Redeemable Convertible Preferred Stock ranks senior to the common stock as to distributions and payments upon the liquidation, dissolution and winding up of the Company, and holders of Series A Redeemable Convertible Preferred Stock will participate with the holders of the common stock on an as-converted basis to the extent any dividends are declared on common stock. Holders of Series A Redeemable Convertible preferred stock are also entitled to redemption rights under certain circumstances. The redemption rights and liquidation preferences assigned to holders of the Series A Redeemable Convertible Preferred Stock, and any other repurchase or redemption rights or liquidation preferences we may assign to holders of preferred stock in the future, could affect the residual value of the common stock.

North Run and its affiliates' ownership may limit or preclude other stockholders' ability to influence corporate matters.

North Run Capital, LP, or North Run, and its affiliates held 45.4% of the voting power of our capital stock based on shares outstanding as of December 31, 2025, in addition North Run may acquire additional shares of common stock and voting power upon exercise of the Warrants. For as long as North Run and its affiliates hold a significant amount of our Series A Redeemable Convertible Preferred Stock and common stock, they will be able to exert significant control over us. This concentrated control may limit or preclude other stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that stockholders may believe are in their best interest. North Run and its affiliates may also determine to sell substantial amounts of our securities in one or more transactions, including to one or several private parties in negotiated transactions. In that case, those buyers may subsequently be able to exert significant control over us.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- limitations on the removal of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president (in absence of a chief executive officer) or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- the ability of our board of directors, by majority vote, to amend the amended and restated bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer from amending the amended and restated bylaws to facilitate a hostile acquisition; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions may not be successful in protecting our stockholders from coercive or harmful takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with adequate time to assess any acquisition proposal. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We are also subject to certain anti-takeover provisions under the Delaware General Corporation Law, or DGCL. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, our board of directors has approved the transaction.

Our amended and restated certificate of incorporation designates certain courts as the sole and exclusive forums for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. Additionally, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. This exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

An active, liquid and orderly market for our common stock may not be sustained, and the trading price of our common stock is likely to be volatile.

An active trading market for our common stock may not be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section of this Annual Report, these factors include:

- a shift in our investor base;

- actual or anticipated fluctuations in our quarterly financial condition and operating performance;

- the operating and stock price performance of similar companies;

- introduction of new products by us or our competitors;

- success or failure of our business strategy;

- our ability to obtain financing as needed;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the overall performance of the equity markets;

- the number of shares of our common stock publicly owned and available for trading;

- threatened or actual litigation or governmental investigations;

- changes in laws or regulations affecting our business, including tax legislation;

- announcements by us or our competitors of significant acquisitions or dispositions;

- any major change in our board of directors or management;

- changes in earnings estimates by securities analysts or our ability to meet earnings guidance;

- publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

- large volumes of sales of our shares of common stock by existing stockholders;

- short sales of our common stock;

- investor perception of us and our industry; and

- changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, tariff and other trade barriers, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the ongoing war between Russia and Ukraine and the conflicts in the Middle East, acts of terrorism, natural disasters and public health crises or pandemics.

In addition, the stock market in general, and the market for medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. This could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities and suits have been initiated against us to date. This type of litigation could result in very substantial costs, divert our management's attention and resources, and could have a material adverse effect on our business, financial condition and results of operations.

General Risk Factors

We are obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly.

As a public company, we are required to file with the SEC annual, quarterly and current reports that are specified in Section 13 of the Exchange Act. We are required to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are subject to other reporting and corporate governance requirements, including the requirements of the Nasdaq Stock Market, or Nasdaq, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us.

We expect to continue to devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act, including costs associated with auditing and legal fees and accounting and administrative staff. In addition, Section 404(a) under the Sarbanes-Oxley Act requires that we assess the effectiveness of our controls over financial reporting. Our future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or cause us to suffer adverse regulatory consequences or violate applicable stock exchange listing rules. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

For as long as we remain a non-accelerated filer, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until the later of the year following our first annual report required to be filed with the SEC and the date we cease to be a non-accelerated filer. If, once we are required to comply with Section 404(b) under the Sarbanes-Oxley Act, our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock, could decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. The design of our disclosure controls and procedures can only provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us were to downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts were to cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Scrutiny and stakeholder expectations regarding environmental, social, and governance matters may cause us to incur expenses and liabilities or otherwise adversely impact our business, financial condition, or operations.

Companies across industries may face scrutiny from a variety of stakeholders related to their environmental, social, and governance, or ESG, practices. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain offerings, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our Company and/or offerings, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, certain statements in our voluntary disclosures may be based on assumptions, estimates, hypothetical expectations, or third-party information. Additionally, expectations around the Company's management of ESG matters continues to evolve, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to factors that are within or outside of our control. Moreover, actions or statements that we may take based on based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

In addition, new ESG rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2025, we had net operating loss, or NOL, carryforwards of $52.6 million for federal income tax purposes and $36.1 million for state income tax purposes, which may be available to offset our future taxable income, if any. Our federal NOL carryforwards are not subject to expiration, but may generally only be used to offset 80% of future taxable income in a given year. Certain of our state NOL carryforwards begin to expire in 2028. Our state NOL carryforwards could expire unused, to the extent subject to expiration, and be unavailable to offset future taxable income.

Under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to use its pre-change NOL and tax credit carryforwards to offset future taxable income and income taxes, respectively. For these purposes, an ownership change generally occurs where the aggregate change in stock ownership of one or more stockholders or groups of stockholders owning at least 5% of a corporation's stock exceeds 50 percentage points (by value) over a rolling three-year period. Similar rules may apply under state tax laws. We completed an ownership change analysis pursuant to Section 382 of the Code through our taxable year ended December 31, 2023, and determined we experienced an ownership change on May 18, 2023 in connection with the Private Placement of Series A Redeemable Convertible Preferred Stock. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or income taxes is limited as a result of such ownership change. We may experience ownership changes in the future as a result of future transactions in our stock, some of which may be outside our control. If we undergo ownership changes in the future, our ability to use our NOL carryforwards and other tax attributes could be further limited.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework, or NIST CSF. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

- risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

- an information technology team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers with subject matter expertise, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our employees, incident response personnel, and senior management; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We have not identified cybersecurity threats that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see the section titled "Risk Factors—Risks Related to Our Business—We rely significantly on the use of information technology. Cybersecurity risks – any technology failures causing a material disruption to operational technology or cyber-attacks on our systems affecting our ability to protect the integrity and security of confidential customer and employee information – could harm our reputation and/or could disrupt our operations and negatively impact our business."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity risks, including oversight of management's implementation of our cybersecurity risk management program.

The Audit Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, where it deems appropriate, regarding any cybersecurity incidents it considers to be significant or potentially significant.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from internal information technology staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including the Director of Information Technology, Chief Operating Officer, Chief Financial Officer, and Principal Accounting Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team collectively has over 30 years of experience managing cybersecurity risks and is knowledgeable about our products and systems.

Our management team takes steps to stay informed about and monitors efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal information technology personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties.

We currently occupy approximately 45,000 square feet of office and manufacturing space at our corporate headquarters in Orlando, Florida under a lease that expires in May 2029.

Item 3. Legal Proceedings.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the Merger and terminated Merger Agreement and in the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings.

Because litigation is inherently unpredictable, we cannot assure you that the results of any such actions will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

For a description of our legal proceedings, refer to Note 11, *Commitments and contingencies*, to our consolidated financial statements included elsewhere in this Annual Report, which is incorporated herein by reference.

Item 4. Mine Safety Disclosure.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on The Nasdaq Stock Market under the symbol "LNSR."

Stockholders

As of February 28, 2026, there were approximately 71 holders of record of our common stock. This number does not include "street name" or beneficial holders, whose shares are held of record by banks, brokers, financial institutions and other nominees.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchaser

None.

Dividend Policy

We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, if we were to enter into a credit facility in the future, we anticipate that the terms of such facility could limit or prohibit our ability to pay dividends.

Equity Compensation Plans

The information required by Item 5 of Form 10‑K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the "Risk Factors Summary" and "Risk Factors" sections for a discussion of the uncertainties, risks and assumptions associated with these statements. A discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 4, 2024, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

We are a commercial-stage medical device company focused on designing, developing and marketing advanced laser systems for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Our systems incorporate a range of proprietary technologies designed to assist the surgeon in obtaining better visual outcomes, efficiency and reproducibility by providing advanced imaging, simplified procedure planning, efficient design and precision. We believe the cumulative effect of these technologies results in a laser system that can be quickly and efficiently integrated into a surgeon's existing practice, is easy to use and provides surgeons the ability to deliver improved visual outcomes more efficiently.

Our current product portfolio includes the LENSAR Laser System, or LLS, and the ALLY Robotic Cataract Laser System™, or ALLY System, (collectively, the Systems) and its associated consumable components. The consumable portion of the system consists of a disposable patient interface device kit, or PID kit, and the system also requires a procedure license. Each procedure on each system requires the use of a PID kit. The PID kit includes a suction ring, vacuum filter and fluidic connection that are designed to facilitate placement of the laser while minimizing a patient's discomfort, intraocular pressure and trauma to the retina and maintaining corneal integrity. The procedure license is downloaded onto the system as required or as purchased by the customer. The system will not perform a procedure without a valid license. We sell licenses individually and also offer licenses in a subscription package with minimum monthly obligations and the ability to increase procedure numbers as the practice grows to address increases in demand. We believe this structure allows the surgeon to implement a budget while also providing us with a predictable revenue stream.

We are focused on continuous innovation and have launched our proprietary next generation ALLY System. The ALLY System is designed to transform premium cataract surgery by utilizing our advanced robotic technologies with the ability to perform the entire procedure in a sterile operating room or in-office surgical suite, delivering operational efficiencies and reducing overhead. Our ALLY System received clearance from the FDA in June 2022, and we executed a controlled and targeted initial launch of the ALLY System beginning in August 2022. The ALLY System is available to all U.S. and EU cataract surgeons and has also received regulatory clearance in India, Taiwan, South Korea, as well as certain other countries. Our growth, market presence and ability to sell the ALLY System will depend on whether the ALLY System receives additional regulatory clearances or certifications and the timing of these clearances or certifications, among other factors. Our future revenue and cash flows will depend on, among other factors, our installed base of Systems and the timing of and applicable clearances for our ALLY System.

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and distributors in Europe and Asia and other targeted international markets. We believe there is significant opportunity for us to expand our presence in these countries and other markets and regions, subject to applicable regulatory clearance or certification. In the United States, we sell our products through a direct sales organization that, as of December 31, 2025, consisted of approximately 70 commercial professionals, including regional sales managers, clinical applications and outcomes specialists, field service, marketing, technical and customer support personnel. We manufacture our Systems at a facility in Orlando, Florida. We purchase custom and off-the-shelf components from a number of suppliers, including some single-source suppliers. We purchase the majority of our components and major assemblies through purchase orders with limited long-term supply agreements and generally do not maintain large volumes of finished goods. We strive to maintain enough inventory of our various component parts to avoid the impact of potential disruptions in the supply chain; however, availability of these components can be outside of our control.

Our revenue increased from $53.5 million for the year ended December 31, 2024 to $58.4 million for the year ended December 31, 2025, representing an increase of 9%. Our net losses were $31.4 million and $34.3 million for the years ended December 31, 2024 and 2025, respectively. A significant component of our net loss in the years ended December 31, 2025 and 2024 was the change in fair value of warrant liabilities of $10.3 million and $21.4 million, respectively. Our total installed base of LLS and ALLY Systems was approximately 435 as of December 31, 2025.

Termination of Merger Agreement with Alcon

On March 23, 2025, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Alcon Research, LLC, or Alcon and VMI Option Merger Sub, Inc., or Merger Sub, which provided that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub would merge with and into the Company, which we refer to as the Merger, with the Company continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of Alcon.

On May 21, 2025, we and Alcon each received a request for additional information and documentary material from the FTC in connection with the FTC's review of the Merger. Following its investigation, the FTC indicated its intention to seek to enjoin the Merger. On March 16, 2026, we entered into a Termination and Mutual Release Agreement, or the Termination Agreement, with Alcon and Merger Sub, pursuant to which the parties agreed to terminate the Merger Agreement, effective immediately. Pursuant to the Termination Agreement, Alcon agreed that we will retain the $10.0 million cash deposit provided to us and being held by us pursuant to the Merger Agreement. The parties also agreed to a mutual release of claims, relating to or arising out of the Merger Agreement and the transactions contemplated therein or thereby.

In connection with the Merger Agreement, we have incurred acquisition-related costs of approximately $17.1 million in the year ended December 31, 2025. Of the $17.1 million in acquisition-related costs incurred, $13.8 million is classified as accounts payable and $0.2 million is classified as accrued liabilities on the balance sheet at December 31, 2025. Certain amounts of these acquisition-related costs were contingent upon the successful closing of the Merger. During the three months ending March 31, 2026, the Company will reduce acquisition-related costs and accounts payable by approximately $4.3 million. Furthermore, during the three months ending March 31, 2026, $5.0 million of accounts payable will be reclassified from current to long-term based upon extended payment terms provided by our acquisition advisers.

Factors to Consider

We operate in a highly competitive environment that involves a number of risks, some of which are beyond our control. We are subject to risks common to medical device companies, including risks inherent in:

- our laser system development and commercialization efforts;
- clinical studies;
- uncertainty of regulatory actions and marketing approvals or certifications;
- reliance on a network of international distributors and a network of suppliers;
- levels of coverage and reimbursement by government or other third-party payors for procedures using our products;
- patients' willingness and ability to pay for procedures with significant costs not covered by or reimbursable through government or other third-party payors;
- enforcement of patent and proprietary rights;
- the need for future capital;

- all safety requirements and suggestions regarding patient treatment as required or suggested by health care authorities;

- clearance or certification by regulatory agencies, including the FDA, or notified bodies for our ALLY System;

- supply chain shortages, labor market shifts, tariffs, and price increases resulting from various macroeconomic factors;

- competition associated with our products; and

- reimbursement practices in jurisdictions where procedures using our Systems are performed, such as South Korea.

We cannot provide assurance that we will generate significant revenues or achieve and sustain profitability in the future. In addition, we can provide no assurance that we will have sufficient funding to meet our future capital requirements.

Our revenues and operating expenses are also difficult to predict and depend on several factors, including the level of ongoing research and development requirements necessary to further develop and/or obtain further regulatory clearance or certification of our ALLY System, the number of Systems we manufacture, sell, and lease on an annual basis, the availability of capital and direction from regulatory agencies or notified bodies, which are difficult to predict. We may be able to control the timing and level of research and development and selling, general and administrative expenses, but many of these expenditures will occur irrespective of our actions due to contractually committed activities and payments.

Global economic uncertainty and other factors, including tariff policies, have impeded global supply chains, resulted in longer lead times and delays in procuring component parts and raw materials, and resulted in inflationary cost increases in certain raw materials, labor and transportation. We expect these inflationary impacts to continue for the foreseeable future. A high rate of inflation in the future, whether due to actual or uncertain impacts from increased tariffs or other trade barriers or other market volatility, may have an adverse effect on our ability to maintain and increase our gross margin or decrease our operating expenses as a percentage of our revenues if our selling prices of our products do not increase as much or more than our increase in costs.

As a result of these and other factors, our historical results are not necessarily indicative of future performance, and any interim results we present are not indicative of the results that may be expected for the full fiscal year.

Components of Our Results of Operations

Revenue

Total revenue comprises product revenue, service revenue and lease revenue. We derive product revenue from the sale of our Systems and sales of our PIDs and procedure licenses to our surgeon customers and to our distributors outside the United States. A PID and procedure license, which may also be referred to as an application license, is required to perform each procedure using our laser system. A procedure license represents a one-time right to utilize the system surgical application in connection with a surgery procedure. Service revenue is derived from the sale of extended warranties for our Systems that provide additional maintenance and service beyond our standard limited warranty. In some situations, we lease our Systems to surgeons, primarily through non-cancellable leases with a fixed lease payment. The following table provides information about revenue and revenue attributable to recurring sources, which we consider to be all components of our revenue except for sales of our Systems:

(Dollars in thousands)	Year Ended December 31,	
	2025	2024
System	$ 12,129	$ 13,345
Recurring revenue:		
Procedure	33,799	27,720
Lease	6,779	7,532
Service	5,728	4,897
Total recurring revenue	46,306	40,149
Total revenue	$ 58,435	$ 53,494
Recurring revenue %	79%	75%

Cost of Revenue

Total cost of revenue comprises cost of product revenue, cost of lease revenue and cost of service revenue. Cost of product revenue primarily consists of the raw materials used in the manufacture of our products, plant overhead, personnel costs, such as salaries and wages, including stock-based compensation and benefits, packaging costs, depreciation expense, freight and other related costs, which include shipping, inspection and excess and obsolete inventory charges. Cost of service revenue primarily consists of costs associated with providing maintenance services under our standard limited warranty as well as extended warranty contracts. Cost of lease revenue primarily consists of depreciation expense associated with leased equipment and shipping costs associated with delivery of these Systems.

Selling, General and Administrative Expense

Our selling, general and administrative expenses consist primarily of acquisition-related costs, personnel costs, such as salaries and wages, including stock-based compensation and benefits, professional fees, marketing, insurance, travel and other expenses. We are continuing to grow our sales efforts in the United States. We expect our selling, general and administrative expenses to continue to increase in association with our planned growth.

Research and Development Expense

Our research and development expenses consist primarily of engineering, product development, clinical studies to develop and support our products, personnel costs, such as salaries and wages, including stock-based compensation and benefits, regulatory expenses, and other costs associated with products and technologies that are in development. Currently, our research and development expense primarily consists of costs associated with the continued development of our next generation system, the ALLY System, which combines all of the features from our LLS with a dual-modality laser, integrated in a small, compact cataract treatment system that is designed to allow surgeons to perform a sterile laser-assisted cataract surgery in a single operating room or in-office surgical suite.

Amortization of Intangible Assets

Intangible assets with finite useful lives consist primarily of acquired trademarks, acquired technology, and customer relationships. Acquired trademarks and acquired technology are amortized on a straight-line basis over their estimated useful lives of 15 to 20 years. Customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years, based on the method that better represents the economic benefits to be obtained.

Impairment

In April 2024, the Company notified its third-party supplier of the phacoemulsification component in the ALLY System the Company would no longer pursue integration with the supplier's phacoemulsification unit. This resulted in a triggering event impacting certain acquired technology intangible assets and contract liabilities associated with the phacoemulsification component. During the three months ended June 30, 2024, the Company determined that the carrying value of the intangible assets exceeded the estimated recoverable amount of $0 and recorded an impairment of intangible assets of $3.9 million. The impairment charge was offset with the write-off of contract liabilities associated with the intangible assets of $0.2 million.

Change in Fair Value of Warrant Liabilities

The change in fair value of warrant liabilities consists of the change in estimated fair value of the warrant liabilities using recently quoted market prices of the Company's common stock and the Black-Scholes option pricing model.

Income Taxes

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition. On July 4, 2025, new U.S. tax legislation was signed into law (known as the "One Big Beautiful Bill Act" or "OBBBA") which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA makes changes to certain U.S. corporate tax provisions, but many are generally not effective until 2026. Based on the Company's current analysis of the provisions, the Company determined that the tax law changes do not have a material impact on the Company's 2025 financial statements. However, the Company will continue to evaluate their impact of such tax law changes on future periods.

Seasonality

We have historically experienced seasonal variations in the sales and leases of our products, with our fourth quarter typically being the strongest and the first quarter being the slowest. We believe these seasonal variations are consistent across our industry.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

(Dollars in thousands)	Year Ended December 31, 2025		Year Ended December 31, 2024		Change from Prior Year %
Revenue:					
Product	$	45,928	$	41,065	12%
Lease		6,779		7,532	(10)%
Service		5,728		4,897	17%
Total revenue	$	58,435	$	53,494	9%
Cost of revenue (excluding intangible amortization):					
Product	$	20,561	$	18,254	13%
Lease		3,515		2,930	20%
Service		7,237		6,459	12%
Total cost of revenue	$	31,313	$	27,643	13%

Revenue

Total revenue for the year ended December 31, 2025 was $58.4 million, an increase of 9% when compared to total revenue of $53.5 million for the year ended December 31, 2024.

Product revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 increased by $4.9 million, or 12%. The increase was primarily attributable to increased procedure volume, which amounted to a $6.1 million increase, offset by lower Systems sales, which amounted to a $1.2 million decrease, during the year ended December 31, 2025. Placements of our Systems, especially outside the U.S., was negatively impacted by the twelve-month disruption we experienced while operating under the previously contemplated acquisition by Alcon. We expect to return to a more normal System placement cadence, but this may take several quarters.

The following table provides information about procedure volume:

	2025	2024	2023
Q1	52,347	39,486	31,600
Q2	52,100	42,203	35,349
Q3	46,811	42,231	32,649
Q4	54,756	45,586	37,414
Total procedure volume	206,014	169,506	137,012

Service revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 increased by $0.8 million. This increase was primarily attributable to the increased number of Systems placements.

Geographically, the United States represented 66% and 63% of product and service revenues for the years ended December 31, 2025 and 2024, respectively.

Lease revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 decreased by $0.8 million, or 10%, primarily due to decreased leased LLS. Lease revenue is generated by Systems placements, primarily in the United States.

The U.S. government has recently implemented significant changes in U.S. trade policy and taken certain actions that have impacted our business, including imposing tariffs on certain goods imported into the United States. Some of these changes have triggered retaliatory actions by affected countries that could negatively impact demand for our products in these regions. The imposition of tariffs have increased the cost of the raw materials used in our ALLY Systems and PIDs. To date, we have not increased sales prices to our customers resulting in a reduction in our gross margin.

Cost of Revenue

Total cost of revenue for the year ended December 31, 2025 was $31.3 million, an increase of 13% when compared to total cost of revenue of $27.6 million for the year ended December 31, 2024.

Cost of product revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 increased by $2.3 million, or 13%. The increase was primarily attributable to the number of Systems sales, which have a lower gross margin than procedure licenses.

We import certain raw materials for our ALLY System and PIDs from regions that have been impacted by the tariffs imposed by the U.S. government. Tariff policies have resulted in an overall increase in the cost of our products by at least 10% and had a negative impact to our gross profit margin.

Cost of service revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 increased by $0.8 million, or 12%. This increase was primarily attributable to the increased number of Systems placements.

Cost of lease revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 increased by $0.6 million, or 20%, primarily due to an increase in the number of newly leased Systems between the years, which have a higher depreciation cost than older and some fully depreciated leased Systems.

Operating Expenses

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2025 were $45.2 million, an increase of $18.7 million, or 70%, compared to $26.5 million for the year ended December 31, 2024. General and administrative expenses increased in the year ended December 31, 2025 due to acquisition-related costs of approximately $17.1 million incurred in conjunction with the previously contemplated Merger with Alcon and increased selling and marketing expenses supporting the continued ALLY System growth in placements and procedures. We expect our selling and marketing expenses will continue to increase in the future to support the continued growth in ALLY System placements.

Research and Development. Research and development expenses were $5.6 million for the year ended December 31, 2025, an increase of $0.3 million, or 5%, compared to $5.3 million for the year ended December 31, 2024.

Amortization of Intangible Assets. Amortization of intangible assets was approximately $0.9 million for the year ended December 31, 2025, which was consistent with the year ended December 31, 2024.

Impairment of Intangible Assets. In April 2024, the Company notified its third-party supplier of the phacoemulsification component in the ALLY System the Company would no longer pursue integration with the supplier's phacoemulsification unit. This resulted in a triggering event impacting certain acquired technology intangible assets and contract liabilities associated with the phacoemulsification component. During the year ended December 31, 2024, the Company determined that the carrying value of the intangible assets exceeded the estimated recoverable amount and recorded an impairment of intangible assets of $3.9 million. The impairment charge was offset with the write-off of contract liabilities associated with the intangible assets of $0.2 million.

Non-Operating Income and Expense, Net

Non-operating income and expenses, net for the year ended December 31, 2025 were $9.7 million as compared to $20.7 million for the year ended December 31, 2024. Non-operating income and expenses consisted primarily of the change in fair value of warrant liabilities in each period.

Non-GAAP Financial Measures

We prepare and analyze operating and financial data and non-GAAP measures to assess the performance of our business, make strategic and offering decisions and build our financial projections. The key non-GAAP measures we use, EBITDA and Adjusted EBITDA, are reconciled to net loss below for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
(Dollars in thousands)	2025	2024
Net loss	$ (34,280)	$ (31,404)
Less: Interest income	(636)	(660)
Add: Depreciation expense	3,581	2,961
Add: Amortization expense	921	970
EBITDA	(30,414)	(28,133)
Add: Stock-based compensation expense	3,143	2,665
Add: Change in fair value of warrant liabilities	10,338	21,399
Add: Acquisition-related costs	17,141	—
Add: Impairment of intangible assets	—	3,729
Adjusted EBITDA	$ 208	$ (340)

EBITDA is defined as net loss before interest expense, interest income, income tax expense, depreciation and amortization expenses. EBITDA is a non-GAAP financial measure. EBITDA is included in this filing because we believe that EBITDA provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of actual results on a comparable basis with historical results. Adjusted EBITDA is also a non-GAAP financial measure. We believe Adjusted EBITDA, which is defined as EBITDA and further excluding stock-based compensation expense, change in fair value of warrant liabilities, acquisition-related costs, and impairment of intangible assets, provides meaningful supplemental information for investors when evaluating our results and comparing us to peer companies, as stock-based compensation expense and change in fair value of warrant liabilities are significant non-cash charges and impairment of intangible assets is a non-cash charge that is not indicative of our core operating results and acquisition-related costs are not recurring.

We use these non-GAAP financial measures in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and, therefore, any non-GAAP measures we use may not be directly comparable to similarly titled measures of other companies. Investors should not consider our non-GAAP financial measures in isolation or as a substitute for an analysis of our results as reported under GAAP.

Liquidity and Capital Resources

Overview

For the years ended December 31, 2025 and 2024, we had net losses of $34.3 million and $31.4 million, respectively, and, as of December 31, 2025, we had an accumulated deficit of $177.6 million. The change in fair value of warrant liabilities had a significant impact of $(10.3) million on net loss in the twelve months ended December 31, 2025, and it is difficult to predict how the fair value of warrant liabilities will impact our future results. The change in fair value of the warrant liability was a result of an increase in the Company's stock price of approximately 34% during 2025. We expect to continue to incur losses and operating cash outflows for the near-term future. In addition, acquisition-related costs have been significant. As of December 31, 2025, $17.1 million in acquisition-related costs have been incurred, of which $13.8 million is classified as accounts payable and $0.2 million is classified as accrued liabilities on the balance sheet at December 31, 2025. Certain amounts of these acquisition-related costs were contingent upon the successful closing of the Merger. During the three months ending March 31, 2026, the Company will reduce acquisition-related costs and accounts payable by approximately $4.3 million. Furthermore, during the three months ending March 31, 2026, $5.0 million of accounts payable will be reclassified from current to long-term based upon extended payment terms provided by our acquisition advisers.

Our liquidity needs will be largely determined by our ability to successfully commercialize our products and the progression, additional regulatory clearances or certifications and launch of the ALLY System in additional jurisdictions in the future.

The ALLY System has received regulatory approval in the United States, India, Taiwan, South Korea, as well as certain other countries, and certification in the EU. Our growth, market presence and ability to sell the ALLY System will depend on whether the ALLY System receives additional regulatory clearances or certifications and the timing of these clearance or certifications, among other factors. In addition, our future revenue and cash flows will depend on, among other factors, our installed base of Systems, acquisition-related costs, and the timing of and applicable clearances for our ALLY System.

We expect selling, general and administrative expenses to increase from current levels to support the expansion efforts in the U.S. and internationally for the ALLY System offset by a decrease in acquisition-related costs associated with the terminated Merger Agreement. The successful commercialization of the ALLY System depends in part on the Company's ability to produce the ALLY System in sufficient quantities, within requested timing and at an acceptable price to satisfy customer demand.

Our primary sources of liquidity are our cash and cash equivalents, cash from the sale and lease of our Systems, and the sale of our consumables. We maintain cash balances with financial institutions in excess of insured limits. As discussed above, ongoing global supply chain disruptions, inflationary pressures, acquisition-related costs, recently enacted tariffs, and other macroeconomic conditions have negatively affected our capital requirements and more operating capital may be needed to fund our operations in the future. We have also experienced reduced activity by our distributors following the announcement of the Merger, and we have adjusted our purchasing and production to manage our inventory accordingly. Our results could be adversely impacted if our distributors do not resume their sales activity to previous levels. Based on our current operating plan, we believe we have sufficient cash and cash equivalents on hand to support current operations for at least one year from the date of issuance of the financial statements included in this Annual Report.

In the future, we may need to raise additional capital through equity or debt financings, borrowings under credit facilities or from other sources to continue our operations. We may issue securities, including common stock, preferred stock, warrants, and/or debt securities through private placement transactions or registered public offerings in the future. If we issue equity securities to raise additional capital, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

On March 11, 2026, the Company entered into a Priority Credit Line Agreement (the "PCL Agreement"), by and between the Company and Wells Fargo Bank, N.A ("Wells Fargo"). The PCL Agreement provides for a revolving, non-purpose margin credit facility, secured by a first-priority lien on a designated brokerage account maintained at Wells Fargo (the "Collateral Account"), of an amount based on the collateral value in the Collateral Account. Based on the collateral value in the Collateral Account, the Company is permitted to borrow 90-95% of the Collateral Account value under the PCL Agreement. Borrowings under the PCL Agreement bear interest, at the Company's election, at either (i) a fixed rate based on the Treasury Yield plus an applicable margin, over a designated term, or (ii) a variable rate based on the Secured Overnight Financing Rate (SOFR) plus an applicable margin. The PCL Agreement contains customary events of default, including, without limitation, failure to make any payment upon demand or otherwise when due or deposit additional collateral when required under the PCL Agreement; initiation of a bankruptcy petition or other insolvency proceeding; any event of default under any security agreement executed in connection with the Collateral Account; or the insufficiency of the value of the financial assets in the Collateral Account.

We expect our revenue and expenses to increase in connection with our on-going operating activities, particularly as we continue to execute on our growth strategy (including expansion of our sales and customer support teams, as well as increasing our fleet of equipment under lease). The primary factors determining our cash needs are the funding of operations, which we expect to continue to expand as the business grows, and enhancing our product offerings through the commercialization of the ALLY System. Our future liquidity needs, and ability to address those needs, will largely be determined by the success of our commercial efforts and those of our distributors; the ongoing impact of global macroeconomic conditions, tariffs and other supply chain issues on our business; and the timing, scope and magnitude of our commercial and development activities.

In May 2023, we entered into a Securities Purchase Agreement, or SPA, with NR-GRI Partners, LP, or NR-GRI, whereby we sold to NR-GRI, for an aggregate purchase price of $20.0 million, an aggregate of 20,000 shares of a newly established series of preferred stock designated as "Series A Convertible Preferred Stock, par value $0.01 per share", which has a stated value of $1,000 per share and is convertible into shares of the Company's common stock, and warrants, the Warrants, to purchase an aggregate of 4.4 million shares of our common stock, the Private Placement. Fifty percent of the Warrants have an exercise price equal to $2.45 per share, and 50% of the Warrants have an exercise price equal to $3.0625 per share, subject in each instance to adjustments as provided under the terms of the Warrants. Net proceeds from the transaction were approximately $19.1 million after offering expenses. The Series A Redeemable Convertible Preferred Stock, if converted, would result in the issuance of 7.9 million shares of our common stock. Additionally, the terms of our Series A Redeemable Convertible Preferred Stock restrict our ability to incur debt in excess of $1.0 million or issue new shares in an amount greater than 10% of our outstanding common stock as of May 18, 2023 without the approval of the holder of the Series A Redeemable Convertible Preferred Stock (subject to certain exceptions).

Our ability to raise additional funds will depend on, among other factors, financial, economic and market conditions, many of which are outside of our control, and we may be unable to raise financing when needed, or on terms favorable to us. If the necessary funds are not available from these sources, we may have to delay, reduce or suspend the scope of our sales and marketing efforts, research and development activities, or other components of our operations. Any of these events could adversely affect our ability to achieve our business and financial goals or to achieve or maintain profitability and could have a material adverse effect on our business, financial condition and results of operations. Additionally, the extent and duration of the impact that global economic uncertainty may have on our stock price and on those of other companies in our industry is highly uncertain and may make us look less attractive to investors and, as a result, there may be a less active trading market for our common stock, our stock price may be more volatile, and our ability to raise capital could be impaired, which could in the future negatively affect our liquidity and financial position.

Our material contractual obligations and commercial commitments at December 31, 2025 primarily consist of $2.7 million in operating lease liabilities for our facility lease and $13.9 million in remaining minimum purchase obligations for inventory components for the manufacture and supply of certain components within the next 18 months. In addition, as of December 31, 2025, $17.1 million in acquisition-related costs have been incurred, of which $13.8 million is classified as accounts payable and $0.2 million is classified as accrued liabilities on the balance sheet at December 31, 2025. Certain amounts of these acquisition-related costs were contingent upon the successful closing of the Merger. During the three months ending March 31, 2026, the Company will reduce acquisition-related costs and accounts payable by approximately $4.3 million. Furthermore, during the three months ending March 31, 2026, $5.0 million of accounts payable will be reclassified from current to long-term based upon extended payment terms provided by our acquisition advisers.

Our contractual obligations have increased due to supply chain issues that have necessitated us to enter into longer-term and more expensive per unit contracts to build and source inventory to satisfy the expected commercial demand for the ALLY System, if approved by regulatory authorities or certified by notified bodies in the applicable regions. We expect to meet these requirements through cash and cash equivalents and cash provided by operations. Some of these amounts are based on management's estimates and assumptions about these obligations, including their duration, timing, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we will actually pay in future periods may vary from those described.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our statements of cash flows:

	Year Ended December 31,	
(Dollars in thousands)	2025	2024
Net cash used in operating activities	$ (14,831)	$ (2,275)
Net cash provided by (used in) investing activities	1,284	(2,161)
Net cash provided by financing activities	10,258	78
Net decrease in cash and cash equivalents	$ (3,289)	$ (4,358)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $14.8 million, consisting primarily of a net loss of $34.3 million and a decrease in net operating assets of $1.1 million, partially offset by non-cash charges of $18.3 million. Non-cash charges primarily consisted of depreciation, amortization, stock-based compensation, and change in fair value of warrant liabilities. Net operating assets decreased due to inventories offset with accounts payable.

Net cash used in operating activities for the year ended December 31, 2024 was $2.3 million, consisting primarily of a net loss of $31.4 million and a decrease in net operating assets of $3.0 million, partially offset by non-cash charges of $32.2 million. Non-cash charges consisted of depreciation, amortization, impairment of intangible assets, stock-based compensation, and change in fair value of warrant liabilities. Net operating assets decreased due to accounts receivable and inventories offset with accounts payable and accrued liabilities.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2025 was $1.3 million, which consisted primarily of purchases and maturities of investments.

Net cash used in investing activities for the year ended December 31, 2024 was $2.2 million, which consisted primarily of purchases and maturities of investments.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $10.3 million, consisting primarily of the acquisition-related deposit received from Alcon.

Net cash provided by financing activities for the year ended December 31, 2024 was $0.1 million, primarily due to the net proceeds from issuance of common stock under equity incentive plans.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles, or GAAP, and the discussion and analysis of our financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported in our financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The impact of accounting estimates and judgments on our financial condition and results of operations due to global macroeconomic conditions has introduced additional uncertainties. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates and such differences may be material.

We describe our significant accounting policies in Note 1, *Summary of Significant Accounting Policies*, of the notes to the financial statements. We believe the following accounting policies are the most critical in understanding the estimates and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition, and cash flows.

Product and Service Revenue Recognition

Revenue is recognized from the sale of products and services when we transfer control of such promised products and services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these products and services. A five-step model is utilized to achieve the core principle and includes the following steps: (1) identify the customer contract; (2) identify the contract's performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when the performance obligations are satisfied.

We principally derive our revenue from the sale and lease of systems and the sale of other related products and services, including PIDs, procedure licenses, and extended warranty service agreements. A procedure license represents a one-time right to utilize the system surgical application in connection with a surgery procedure. Without separately procuring procedure licenses granted by us, either together with the purchase of the system or under separate subsequent contracts, the customer does not have the right to use the surgical software application to perform surgical procedures. Typically, returns are not allowed.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment. Judgment is required to determine the level of interdependency between the system and the sale of other related products and services. We evaluate each product or service promised in a contract to determine whether it represents a distinct performance obligation. A performance obligation is distinct if (1) the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and (2) the product or service is separately identifiable from other promises in the contract.

For contracts involving the sale or lease of a system, our performance obligations generally include the system, PID, procedure license, and extended warranty service agreements. In addition, our customer contracts contain provisions for installation and training services, which are not assessed as performance obligations as they are determined to be immaterial promises in the context of the contract and are required for a customer to use the system.

We have determined that the system, PID and procedure license are each capable of being distinct because they are each sold separately and the customer can benefit from these products with the other readily available resources that are sold by us. In addition, we have determined each are separately identifiable because the system, PID and procedure license (1) are not highly interdependent or interrelated; (2) do not modify or customize one another; and (3) do not include a significant service of integrating the promised goods into a bundled output. This is because we are able to fulfill each promise in the contract independently of the others and we would be able to fulfill our promise to transfer the system even if the customer did not purchase a PID or procedure license or to fulfill our promise to provide the PID or the procedure license even if the customer acquired the system separately.

The extended warranty, unlike our standard product warranty, is a performance obligation because it provides an incremental service that is beyond ensuring the product delivered will be consistent with stated contractual specifications.

When a contract contains multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price.

We recognize revenue as the performance obligations are satisfied by transferring control of the product or service to a customer as described below. We record a contract liability, or deferred revenue, when we have an obligation to provide a product or service to the customer and payment is received or due in advance of our performance.

Product revenue. We recognize revenue for the sale of the products at a point in time when control is transferred to customers.

Equipment. System sales are recognized as Product revenue when the Company transfers control of the system. This usually occurs after the customer signs a contract, we install the system, and we perform the requisite training for use of the system for direct customers. System sales to distributors are recognized as revenue upon shipment as they do not require training and installation.

PID and Procedure Licenses. The system requires both a PID and a procedure license to perform each procedure. We recognize Product revenue for PIDs when we transfer control of the PID. We recognize Product revenue for procedure licenses at the point in time when control of the procedure license is transferred to the customer. A procedure license represents a one-time right to utilize the system surgical application in connection with a procedure. For the sale of PIDs and procedure licenses, we may offer volume discounts to certain customers. To determine the amount of revenue that should be recognized at the time control over these products transfers to the customer, we estimate the average per unit price, net of discounts.

Service revenue. We offer an extended warranty that provides additional maintenance services beyond the standard limited warranty. We recognize Service revenue from the sale of extended warranties over the warranty period on a ratable basis as we stand ready to provide services as needed. Customers have the option of renewing the warranty period, which is considered a new and separate contract.

Lease Revenue

We lease equipment to customers under operating lease arrangements. At contract inception we perform an evaluation to determine if a lease arrangement conveys the right to control the use of an identified asset. To the extent such rights of control are conveyed, we further make an assessment as to the applicable lease classification. The identification of specified assets and determination of appropriate lease classification may require the use of management judgment.

Some of our operating leases include a purchase option for the customer to purchase the leased asset at the end of the lease arrangement, subject to a new contract. We do not believe the purchase price qualifies as a bargain purchase option.

For lease arrangements with lease and non-lease components where we are the lessor, we allocate the contract's transaction price (including discounts) to the lease and non-lease components on a relative standalone selling price, which requires judgments. For those leases with variable lease payments, the variable lease payment is typically based upon use of the leased equipment or the purchase of procedure licenses and PIDs used with the leased equipment.

For operating leases, rental income is recognized on a straight-line basis over the lease term as lease revenue. Depreciation expense associated with the leased equipment under operating lease arrangements is reflected in cost of lease in the statements of operations.

Lessee leases

Lessee operating leases are included in other current liabilities and long-term operating lease liabilities in our balance sheets. We do not have lessee finance leases.

Operating lease ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease payments are discounted using our incremental borrowing rate as of the commencement date of each lease. Our remaining lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis as operating expense in our statements of operations over the lease term.

Inventory

Inventory, which consists of raw materials, work-in-process and finished goods, is stated at the lower of cost or net realizable value. Inventory levels are analyzed periodically on a first-in, first-out basis and written down to their net realizable value if they have become obsolete, have a cost basis in excess of its expected net realizable value or are in excess of expected requirements. We analyze current and future product demand relative to the remaining product shelf life to identify potential excess inventory. We build demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage.

Valuation of Warrant Liabilities

We estimated the fair value of the warrant liabilities using recently quoted market prices of the Company's common stock and the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which impact the fair value of the warrant liabilities, including the warrant's expected term and the implied volatility of the underlying stock. Because of our limited stock trading history, we estimated stock price volatility based on an index of the historical volatilities of a group of comparable publicly-traded medical device and other peer companies, which we believe was representative of the volatility of our common stock. We have estimated the expected term based on the remaining contractual term of the warrants. The assumptions used in calculating the fair value of the warrants represent our best estimates, however the estimates involve inherent uncertainties and judgment and the use of different values could produce materially different results.

JOBS Act Accounting Election

Section 107 of the JOBS Act provides that an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on other exemptions provided by the JOBS Act so long as we remain eligible, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We were an emerging growth company through December 31, 2025 (the fiscal year-end following the fifth anniversary of the completion of the Spin-Off).

Recently Issued Accounting Standards

See Note 2, *Summary of Significant Accounting Policies*, to our financial statements included elsewhere in this Annual Report for a discussion of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 31, 2025.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

We had cash, cash equivalents and short-term and long-term investments of $18.0 million as of December 31, 2025. We generally hold our cash and cash equivalents in interest-bearing bank accounts, money market funds, and U.S. treasury bills. In addition, we received a $10.0 million cash deposit associated with the Merger, which is included in our cash and investments and became our property in connection with the termination of the Merger Agreement. Our investments consist primarily of U.S. treasury bills and agency bonds, as well as certificates of deposit. All our investments are classified as available-for-sale. Our cash and cash equivalents are held in deposit demand accounts at large financial institutions in amounts in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. Management has reviewed the financial situation and government guarantees to depositors, if applicable, of the financial institutions and believes there to be little or no credit risk to us. A hypothetical 10% change in interest rates would not have had a material impact on the value of our cash and cash equivalents as of December 31, 2025.

Financial instruments that potentially subject us to concentrations of credit risk principally consist of accounts receivable and notes receivable. We limit our credit risk with respect to accounts receivable and notes receivable by performing credit evaluations when deemed necessary, but we do not require collateral to secure amounts owed to us by our customers. We do have the ability to disable a system's ability to operate for lack of payment and, in the case of notes receivable, repossess the system if scheduled payments lapse. As of December 31, 2025, no customer accounted for more than 10% of our accounts receivable, net.

We currently have limited exposure to foreign currency fluctuations and do not engage in any hedging activities as part of our normal course of business.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

The Company's management has evaluated, with the participation of the chief executive officer and the chief financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

For so long as we qualify as a non-accelerated filer, our independent registered public accounting firm is not required to issue an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

(a)   None.

(b)   During the three months ended December 31, 2025, no directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" and/or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated herein by reference to the information that will be contained in our proxy statement related to our annual meeting of stockholders to be held in 2026 (the "2026 Annual Meeting of Stockholders"), which we intend to file with the SEC within 120 days of the year ended December 31, 2025.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the information that will be contained in our proxy statement related to the 2026 Annual Meeting of Stockholders, which we intend to file with the SEC within 120 days of the year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters.

The information required by this Item is incorporated herein by reference to the information that will be contained in our proxy statement related to the 2026 Annual Meeting of Stockholders, which we intend to file with the SEC within 120 days of the year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated herein by reference to the information that will be contained in our proxy statement related to the 2026 Annual Meeting of Stockholders, which we intend to file with the SEC within 120 days of the year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to the information that will be contained in our proxy statement related to the 2026 Annual Meeting of Stockholders, which we intend to file with the SEC within 120 days of the year ended December 31, 2025.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following documents are included on pages F-1 through F-36 attached hereto and are filed as part of this Annual Report.

<u>AUDITED FINANCIAL STATEMENTS</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 238)	F-1
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	F-2
BALANCE SHEETS	F-3
STATEMENTS OF CASH FLOWS	F-4
STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY	F-6
NOTES TO FINANCIAL STATEMENTS	F-7

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(a)(3) Exhibits

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
1.2	Sales Agreement, dated April 8, 2021 by and between LENSAR, Inc. and SVB Leerink LLC	Form S-3	333-255136	1.2	04/08/2021	
2.1+	Separation and Distribution Agreement between PDL BioPharma, Inc. and LENSAR, Inc.	Form 8-K	001-39473	2.1	10/02/2020	
2.2+	Agreement and Plan of Merger, dated as of March 23, 2025, by and among LENSAR, Inc., Alcon Research, LLC, and VMI Option Merger Sub, Inc.	Form 8-K	001-39473	2.1	03/24/2025	
3.1	Amended and Restated Certificate of Incorporation of LENSAR, Inc.	Form 8-K	001-39473	3.1	10/02/2020	
3.2	Amended and Restated Bylaws of LENSAR, Inc.	Form 10-Q	001-39473	3.2	11/07/2024	
3.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed May 18, 2023	Form 8-K	001-39473	3.1	05/18/2023	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
4.1	Form of Certificate of Common Stock	Form 10/A	001-39473	4.1	09/14/2020	
4.2	Description of Registered Securities	Form 10-K	001-39473	4.2	03/04/2024	
4.3	Registration Rights Agreement, dated May 12, 2023, between LENSAR, Inc. and NR-GRI Partners, LP	Form 8-K	001-39473	10.2	05/18/2023	
4.4	Class A Common Stock Purchase Warrant, dated May 18, 2023	Form 8-K	001-39473	4.1	05/18/2023	
4.5	Class B Common Stock Purchase Warrant, dated May 18, 2023	Form 8-K	001-39473	4.2	05/18/2023	
10.1+	Transition Services Agreement between PDL BioPharma, Inc. and LENSAR, Inc.	Form 8-K	001-39473	10.1	10/02/2020	
10.2	Tax Matters Agreement between PDL BioPharma, Inc. and LENSAR, Inc.	Form 8-K	001-39473	10.2	10/02/2020	
10.3#	2020 Incentive Award Plan	Form S-8	333-249323	10.1	10/05/2020	
10.4#	Form of Restricted Stock Agreement pursuant to 2020 Incentive Award Plan	Form S-8	333-249323	10.2	10/05/2020	
10.5#	Form of Stock Option Agreement pursuant to 2020 Incentive Award Plan	Form 10-K	001-39473	10.5	03/03/2022	
10.6#	Form of Restricted Stock Unit Agreement pursuant to 2020 Incentive Award Plan	Form 10-K	001-39473	10.6	03/03/2022	
10.7#	Form of Performance Restricted Stock Unit Agreement pursuant to 2020 Incentive Award Plan	Form 10-Q	001-39473	10.2	05/09/2024	
10.8#	Form of Performance Restricted Stock Unit Agreement – Director Deferral pursuant to 2020 Incentive Award Plan	Form 10-Q	001-39473	10.3	05/09/2024	
10.9#	2020 Employee Stock Purchase Plan	Form 10/A	001-39473	10.5	09/14/2020	
10.10#	2024 Employment Inducement Incentive Award Plan	Form 8-K	001-39473	10.1	02/26/2024	
10.11#	Form of Stock Option Agreement pursuant to 2024 Employment Inducement Incentive Award Plan	Form 8-K	001-39473	10.2	02/26/2024	
10.12#	Form of Restricted Stock Unit Agreement pursuant to 2024 Employment Inducement Incentive Award Plan	Form 8-K	001-39473	10.3	02/26/2024	
10.13#	Non-Employee Director Compensation Program, as amended	Form 10-Q	001-39473	10.1	05/09/2024	
10.14#	Employment Agreement, dated as of July 21, 2020, by and between LENSAR, Inc. and Nicholas Curtis	Form 10	001-39473	10.6	08/26/2020	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
10.15#	Employment Agreement, dated as of July 21, 2020, by and between LENSAR, Inc. and Alan Connaughton	Form 10	001-39473	10.7	08/26/2020	
10.16#	Employment Agreement, dated as of July 21, 2020, by and between LENSAR, Inc. and Thomas R. Staab II	Form 10	001-39473	10.8	08/26/2020	
10.17#	Form of Indemnification Agreement between LENSAR, Inc. and its directors and officers	Form 10	001-39473	10.9	08/26/2020	
10.18+	Industrial Real Estate Lease, dated as of July 30, 2010, by and between LENSAR, Inc. and Challenger-Discovery, LLC, as amended as of March 15, 2016, December 16, 2016, August 20, 2020, September 9, 2020, December 17, 2024, and September 29, 2025	Form 10-Q	001-39473	10.1	11/06/2025	
10.19+	Securities Purchase Agreement, dated May 12, 2023, between LENSAR, Inc. and NR-GRI Partners, LP	Form 8-K	001-39473	10.1	05/15/2023	
10.20	Form of Voting Agreement between NR-GRI Partners, LLP, and each of the executive officers and directors of LENSAR, Inc.	Form 8-K	001-39473	10.1	05/18/2023	
10.21	Termination and Mutual Release Agreement, dated March 16, 2026, by and among Alcon Research LLC, VMI Option Merger Sub, Inc. and LENSAR, Inc.	Form 8-K	001-39473	10.1	03/17/2026	
19.1	Insider Trading Compliance Policy	Form 10-K	001-39473	19.1	02/27/2025	
21.1	Subsidiaries of the Registrant	Form 10-K	001-39473	21.1	03/12/2021	
23.1	Consent of Independent Registered Public Accounting Firm					*
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended					*
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended					*
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
32.2	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	Form 10-K	001-39473	97.1	03/04/2024	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					*
104	Cover Page Interactive Data File (as formatted as Inline XBRL and contained in Exhibit 101)					*

+ Certain schedules and attachments to certain of these exhibits have been omitted pursuant to Regulation S-K, Item 601(a)(5).

# Indicates management contract or compensatory plan or arrangement.

* Filed herewith.

** Furnished herewith.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LENSAR, Inc.

Date: March 31, 2026

By: /s/ Nicholas T. Curtis
Nicholas T. Curtis
Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2026

/s/ Thomas R. Staab, II
Thomas R. Staab, II
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Nicholas T. Curtis **Nicholas T. Curtis**	Chief Executive Officer and Director (*principal executive officer*)	March 31, 2026
/s/ Thomas R. Staab, II **Thomas R. Staab, II**	Chief Financial Officer (*principal financial officer*)	March 31, 2026
/s/ Kendra W. Wong **Kendra W. Wong**	Principal Accounting Officer (*principal accounting officer*)	March 31, 2026
/s/ William J. Link, Ph.D. **William J. Link, Ph.D.**	Chairperson of the Board of Directors	March 31, 2026
/s/ Thomas B. Ellis **Thomas B. Ellis**	Director	March 31, 2026
/s/ Todd B. Hammer **Todd B. Hammer**	Director	March 31, 2026
/s/ Richard L. Lindstrom, M.D. **Richard L. Lindstrom, M.D.**	Director	March 31, 2026
/s/ Elizabeth G. O'Farrell **Elizabeth G. O'Farrell**	Director	March 31, 2026
/s/ Aimee S. Weisner **Aimee S. Weisner**	Director	March 31, 2026
/s/ Gary M. Winer **Gary M. Winer**	Director	March 31, 2026

LENSAR, Inc.
INDEX TO FINANCIAL STATEMENTS

As of December 31, 2025 and 2024 and for the Years Ended December 31, 2025 and 2024

<u>AUDITED FINANCIAL STATEMENTS</u>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LENSAR, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of LENSAR, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, of changes in redeemable convertible preferred stock and stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and operating cash outflows since its inception and as of December 31, 2025. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
March 31, 2026

We have served as the Company's auditor since 2020.

LENSAR, Inc.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share amounts)

	Year Ended December 31,	
	2025	2024
Revenue		
Product	$ 45,928	$ 41,065
Lease	6,779	7,532
Service	5,728	4,897
Total revenue	58,435	53,494
Cost of revenue (exclusive of amortization)		
Product	20,561	18,254
Lease	3,515	2,930
Service	7,237	6,459
Total cost of revenue	31,313	27,643
Operating expenses		
Selling, general and administrative expenses	45,157	26,488
Research and development expenses	5,622	5,329
Amortization of intangible assets	921	970
Impairment of intangible assets	—	3,729
Total operating expenses	51,700	36,516
Operating loss	(24,578)	(10,665)
Other (expense) income		
Change in fair value of warrant liabilities	(10,338)	(21,399)
Other income, net	636	660
Net loss	(34,280)	(31,404)
Other comprehensive (loss) gain		
Change in unrealized gain on investments	(2)	2
Net loss and comprehensive loss	$ (34,282)	$ (31,402)
Net loss per common share:		
Basic and diluted	$ (2.87)	$ (2.73)
Weighted-average number of shares used in calculation of net loss per common share:		
Basic and diluted	11,958	11,518

The accompanying notes are an integral part of these financial statements

LENSAR, Inc.
BALANCE SHEETS
(In thousands, except per share amounts)

		As of December 31,		
		2025		2024
Assets				
Current assets:				
Cash and cash equivalents	$	12,974	$	16,263
Short-term investments		5,004		6,192
Accounts receivable, net of allowance of $62 and $105, respectively		6,377		6,085
Notes receivable, net of allowance of $6 and $8, respectively		295		395
Inventories		21,520		11,428
Prepaid and other current assets		601		1,616
Total current assets		46,771		41,979
Property and equipment, net		505		664
Equipment under lease, net		15,485		13,767
Notes and other receivables, long-term, net of allowance of $15 and $23, respectively		731		1,160
Intangible assets, net		5,191		6,112
Other assets		2,747		2,615
Total assets	$	71,430	$	66,297
Liabilities, redeemable convertible preferred stock, and stockholders' (deficit) equity				
Current liabilities:				
Accounts payable	$	18,982	$	5,995
Accrued liabilities		7,771		6,807
Deferred revenue		3,074		1,677
Operating lease liabilities		747		524
Acquisition-related deposit		10,000		—
Total current liabilities		40,574		15,003
Long-term operating lease liabilities		1,988		2,090
Warrant liabilities		40,194		29,856
Other long-term liabilities		909		702
Total liabilities		83,665		47,651
Commitments and contingencies (Note 11)				
Series A Redeemable Convertible Preferred Stock, par value $0.01 per share, 20 shares authorized at December 31, 2025 and 2024; 20 shares issued and outstanding at December 31, 2025 and 2024; aggregate liquidation preference of $20,000 at December 31, 2025 and 2024		13,784		13,784
Stockholders' (deficit) equity:				
Preferred stock, par value $0.01 per share, 9,980 shares authorized at December 31, 2025 and 2024; no shares issued and outstanding at December 31, 2025 and 2024		—		—
Common stock, par value $0.01 per share, 150,000 shares authorized at December 31, 2025 and 2024; 11,993 and 11,654 shares issued and outstanding at December 31, 2025 and 2024, respectively		120		116
Additional paid-in capital		151,432		148,035
Accumulated other comprehensive income		4		6
Accumulated deficit		(177,575)		(143,295)
Total stockholders' (deficit) equity		(26,019)		4,862
Total liabilities, redeemable convertible preferred stock, and stockholders' (deficit) equity	$	71,430	$	66,297

The accompanying notes are an integral part of these financial statements

LENSAR, Inc.
STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities		
Net loss	$ (34,280)	$ (31,404)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,581	2,961
Amortization of intangible assets	921	970
Impairment of intangible assets	—	3,729
Non-cash operating lease cost	541	539
Provision for expected credit losses	(53)	65
Write-down of inventory	—	94
Loss on disposal of property and equipment	58	—
Stock-based compensation expense	3,143	2,665
Change in fair value of warrant liabilities	10,338	21,399
Amortization on investments, net	(181)	(250)
Changes in operating assets and liabilities:		
Accounts receivable	(211)	(2,189)
Notes receivable	500	87
Prepaid and other current assets	1,015	751
Inventories	(13,899)	(4,899)
Accounts payable	12,987	1,956
Accrued liabilities	(341)	1,219
Deferred revenue	1,610	675
Operating lease liabilities	(511)	(559)
Other	(49)	(84)
Net cash used in operating activities	(14,831)	(2,275)
Cash flows from investing activities		
Purchase of property and equipment	(83)	(156)
Purchase of investments	(11,878)	(10,245)
Maturities of investments	13,245	8,240
Net cash provided by (used in) investing activities	1,284	(2,161)
Cash flows from financing activities		
Proceeds from acquisition-related deposit	10,000	—
Proceeds from issuance of common stock under employee stock purchase plan	590	306
Proceeds from issuance of common stock through option exercises	93	58
Net settlement of stock-based compensation awards	(425)	(188)
Payment of accrued offering costs allocable to preferred stock	—	(98)
Net cash provided by financing activities	10,258	78
Net decrease in cash and cash equivalents	(3,289)	(4,358)
Cash and cash equivalents at beginning of the year	16,263	20,621
Cash and cash equivalents at end of the year	$ 12,974	$ 16,263

The accompanying notes are an integral part of these financial statements

LENSAR, Inc.
STATEMENTS OF CASH FLOWS, continued
(In thousands)

	Year Ended December 31,			
	2025		**2024**	
Supplemental cash flow information				
Cash paid for taxes	$	42	$	24
Supplemental schedule of non-cash investing and financing activities				
Transfer from Inventories to Equipment under lease, net	$	5,114	$	9,066

The accompanying notes are an integral part of these financial statements

LENSAR, Inc.
STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2023	20	$ 13,747	11,327	$ 113	$ 145,203	$ (111,891)	$ 4	$ 33,429
Stock-based compensation under the 2020 Plan	—	—	—	—	2,665	—	—	2,665
Exercise of stock options under the Incentive Plans	—	—	16	—	58	—	—	58
Issuance of common stock under the Incentive Plans, net of forfeitures	—	—	197	2	(196)	—	—	(194)
Issuance of common stock under the 2020 ESPP	—	—	114	1	305	—	—	306
Series A Redeemable Convertible Preferred Stock offering costs accrual release	—	37	—	—	—	—	—	—
Net loss	—	—	—	—	—	(31,404)	—	(31,404)
Change in unrealized gain on investments	—	—	—	—	—	—	2	2
Balance as of December 31, 2024	20	13,784	11,654	116	148,035	(143,295)	6	4,862
Stock-based compensation under the 2020 Plan	—	—	—	—	3,143	—	—	3,143
Exercise of stock options under the Incentive Plans	—	—	17	1	92	—	—	93
Issuance of common stock under the Incentive Plans, net of forfeitures	—	—	246	2	(427)	—	—	(425)
Issuance of common stock under the 2020 ESPP	—	—	76	1	589	—	—	590
Net loss	—	—	—	—	—	(34,280)	—	(34,280)
Change in unrealized gain on investments	—	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2025	20	$ 13,784	11,993	$ 120	$ 151,432	$ (177,575)	$ 4	$ (26,019)

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
(In thousands, except per share amounts)

Note 1. Overview and Basis of Presentation

Overview and Organization

LENSAR, Inc. ("LENSAR" or the "Company") is a global medical device business focused on the design, development and commercialization of advanced technology for the treatment of cataracts and management of astigmatism to achieve improved visual outcomes for patients. The Company is a public company whose stock is listed and trading under the symbol "LNSR" on The Nasdaq Stock Market LLC ("Nasdaq"). The Company's revenue is derived from the sale and lease of the Company's LENSAR Laser System ("LLS") and ALLY Robotic Cataract Laser System™ ("ALLY System") (collectively the "Systems"), which may include equipment, a consumable referred to as the Patient Interface Device ("PID"), procedure licenses, training, installation, limited warranty and maintenance agreements through extended warranty. The Company has developed its ALLY System as a compact, highly ergonomic system utilizing an extremely fast dual-modality laser and integrating artificial intelligence ("AI") into proprietary imaging and software. The ALLY System is designed to transform premium cataract surgery by utilizing LENSAR's advanced robotic technologies with the ability to perform the entire procedure in a sterile operating room or in-office surgical suite, delivering operational efficiencies and reducing overhead. The Company executed a controlled and targeted initial launch of the ALLY System beginning in August 2022 in the United States. The ALLY System is available to U.S. and European Union cataract surgeons and has also received regulatory clearance in India, Taiwan, South Korea, and certain other countries.

On March 23, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), with Alcon Research, LLC ("Alcon") and VMI Option Merger Sub, Inc. ("Merger Sub"), which provided that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub would merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of Alcon. The Merger Agreement was terminated by the parties on March 16, 2026; for further information see Note 18, *Subsequent Events*.

The Company received a $10,000 cash deposit towards the aggregate cash consideration (the "Merger Deposit"), which is classified as a current liability on the balance sheet at December 31, 2025. As of such date, the Merger Deposit was considered the property of Alcon in accordance with the terms of the Merger Agreement. For further information on the impact of the termination of the Merger Agreement on the Merger Deposit, see Note 18, *Subsequent Events*. Refer to "Acquisition-Related Costs" in Note 2, *Summary of Significant Accounting Policies*, for information regarding acquisition-related costs.

The Company has incurred recurring losses and operating cash outflows since its inception and as of December 31, 2025 had an accumulated deficit of $177,575. The Company expects to continue to incur losses and cash outflows from operating activities for the near-term future. Pricing increases in component parts for the ALLY System resulting from inflationary pressures, related macroeconomic conditions, and tariffs may necessitate an increase in overall cost to customers, which in turn may have an adverse impact on customer demand.

Management believes the Company's cash, cash equivalents, and investments on hand, together with cash generated from the future sale and lease of products, will provide sufficient funds for its operating, investing, and financing cash flows for a period of at least twelve months from the date of issuance of these financial statements. The Company expects annual revenue and selling, general and administrative expenses to increase from current levels associated with the increase in ALLY System placements. The U.S. government has recently implemented significant changes in U.S. trade policy and taken certain actions that have impacted the Company's business, including imposing tariffs on certain goods imported into the United States, and we have seen a resulting negative impact on our gross profit margin, as we have not passed on these additional costs to our customers. Some of these changes have triggered retaliatory actions by affected countries that could negatively impact demand for the Company's products in these regions, as well as negatively impact the Company's gross profit margin. In addition, the Company's growth depends in part on the Company's ability to produce the ALLY System in sufficient quantities, within requested timelines and at an acceptable price to satisfy customer demand. Our results could be adversely impacted if our distributors do not resume their sales activity to previous levels. The Company's liquidity needs will be largely determined by the Company's ability to continue to successfully commercialize its products and the progression, additional regulatory clearances or certifications and launch of the ALLY System in additional jurisdictions in the future. In the future, the Company may need to raise additional capital through equity or debt financings, borrowings under credit facilities or from other sources in the future. The Company may issue securities, including common stock, preferred stock, warrants, and/or debt securities through private placement transactions or registered public offerings in the future. The Company's ability to raise additional funds will depend, among other factors, on financial, economic and market conditions, many of which are outside of the Company's control, and the Company may be unable to raise financing when needed, or on terms favorable to the Company. If the necessary funds are not available from these sources, the Company may have to delay, reduce or suspend the scope of its sales and marketing efforts, research and development activities, or other components of its operations.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC").

Note 2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. The accounting estimates that require management's most significant, difficult and subjective judgments include, but are not limited to, revenue recognition and allowance for expected credit losses, the valuation of notes receivable and inventory, the assessment of recoverability of intangible assets and their estimated useful lives, the valuation and recognition of stock-based compensation, operating lease right-of-use assets and liabilities, the recognition and measurement of current and deferred income tax assets and liabilities, and the valuation of warrant liabilities. Management evaluates its estimates on an ongoing basis as there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from these estimates.

As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update estimates, judgments or revise the carrying value of any assets or liabilities.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market funds and U.S. Treasury bills that are stated at fair value, based on quoted market prices.

Investments

Investments consist of money market funds, U.S. treasury bills and government securities, and certificates of deposit. The Company's investments are classified as available-for-sale and carried at estimated fair values and reported in cash equivalents, short-term investments, and long-term investments. Management determines the appropriate classification of the investments at the time they are purchased and evaluates the appropriateness of such classifications at each balance sheet date. Investments with contractual maturities greater than 12 months are considered long-term investments.

Changes in unrealized gains or losses of investments are recorded in other comprehensive income on the statements of operations. The Company regularly reviews its investments for declines in estimated fair value below amortized cost. The factors considered in determining whether a credit loss exists include the creditworthiness of the security issuers, the number of investments in an unrealized loss position, the severity and duration of the unrealized losses, and whether it is more likely than not that the Company will be required to sell the investments before the recovery of their amortized cost basis. The cost of investments sold is based on the specific identification method. In circumstances when an unrealized loss is determined to be credit-related, or when the Company intends to sell or is more likely than not required to sell a security before it recovers its amortized cost basis, the difference between the fair value and the amortized cost of the security is recognized within other income, net in the statements of operations, and an allowance for credit loss is recorded on the balance sheets. In circumstances when the decline in fair value is non-credit related, the difference is reported in accumulated other comprehensive loss, net of tax as a separate component of stockholders' equity.

Concentration of Credit Risk, Credit Losses, and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, and investments. The primary objectives for the Company's investment portfolio are the preservation of capital and the maintenance of liquidity. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents and investments and issuers of investments. The Company manages its credit risk by holding its cash, cash equivalents and investments in large financial institutions within the U.S. In addition, the Company's investment policy limits investments to certain types of instruments such as money market funds, debt securities issued by the U.S. government and its agencies, corporate debt securities, commercial paper as well as asset-backed securities, and places restrictions on the credit ratings, maturities and concentration by type and issuer. Furthermore, the Company limits the amount of credit exposure in any one financial instrument. The Company has not experienced any losses on its deposits of cash, cash equivalents and investments.

Accounts Receivable

The Company makes estimates of the collectability of accounts receivable. In doing so, the Company analyzes historical bad debt trends, customer credit worthiness, current economic trends, changes in customer payment patterns, and possible impact of current conditions and reasonable forecasts not already reflected in historical loss information when evaluating the adequacy of the allowance for credit losses. Amounts are charged off against the allowance for credit losses when the Company determines that recovery is unlikely, and the Company ceases collection efforts.

Derivative Financial Instruments

The Company evaluates financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Warrants issued by the Company that do not meet the criteria for equity treatment are recorded as liabilities. We do not use financial instruments or derivatives for any trading purposes.

Fair Value Measurement

The fair value of the Company's financial instruments are estimates of the amounts that would be received if the Company were to sell an asset or the Company paid to transfer a liability in an orderly transaction between market participants at the measurement date or exit price. The assets and liabilities are categorized and disclosed in one of the following three categories:

- Level 1—based on quoted market prices in active markets for identical assets and liabilities.

- Level 2—based on observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—based on unobservable inputs using management's best estimate and assumptions when inputs are unavailable.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Inventory

Inventory, which consists of raw materials, work-in-process and finished goods, is stated at the lower of cost or net realizable value. The Company determines cost using standard costs which approximates actual costs determined on the first-in, first-out basis. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected requirements. The Company analyzes current and future product demand relative to the remaining product shelf life to identify potential excess inventory. The Company builds demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage. The Company classifies inventory as current on the balance sheets when the Company expects inventory to be consumed for commercial use within the next twelve months.

Intangible Assets

Intangible assets with finite useful lives consist primarily of acquired product rights, acquired technology, and customer relationships. Acquired product rights and acquired technology are amortized on a straight-line basis over their estimated useful lives of 15 to 20 years. Customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years, based on the method that better represents the economic benefits to be obtained. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During the year ended December 31, 2024, the Company recorded an impairment for intangible assets, see Note 8, *Intangible Assets*, for more details. The Company did not record any impairment of its intangible assets for the year ended December 31, 2025.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Lesser of useful life or term of lease
Research and development equipment	3-8 years
Manufacturing equipment	3-5 years
Computer and office equipment	3 years
Transportation equipment	3-5 years
Furniture and fixtures	7 years
Software	3 years

Equipment Under Lease

Equipment under lease is related to systems which are leased to customers instead of sold. Equipment under operating lease is stated at cost less accumulated depreciation and is classified as Equipment under lease, net on the balance sheets. Depreciation is computed using the straight-line method over an estimated useful life of the greater of the lease term or five years to ten years.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Policy Elections and Practical Expedients Taken

The Company applies the following policy elections:

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company has elected to apply the practical expedient that allows an entity to not adjust the promised amount of consideration in customer contracts for the effect of a significant financing component when the period between the transfer of product and services and payment of the related consideration is less than one year.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of product revenue. Shipping and handling costs for the years ended December 31, 2025 and 2024 were $313 and $337, respectively.

General

Revenue is recognized from the sale of products and services when the Company transfers control of such promised products and services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these products and services. A five-step model is utilized to achieve the core principle and includes the following steps: (1) identify the customer contract; (2) identify the contract's performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when the performance obligations are satisfied.

The Company principally derives its revenue from the sale and lease of systems and the sale of other related products and services, including PIDs, procedure licenses, and extended warranty service agreements. Most customers are on pre-paid or 30-day payment terms, depending on the product purchased. Typically, returns are not allowed.

Judgment is required to determine the level of interdependency between the system and the sale of other related products and services. For bundled packages, which include the sale or lease of a system and provision of other products and services, the Company accounts for individual products and services separately if they are distinct—i.e., if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it on its own or with other resources that are readily available to the customer. The system, training and installation services are one performance obligation. The other products and services, including PIDs, procedure licenses, and extended warranty services, which are either sold together with the system or on a standalone basis, are all accounted for as separate performance obligations. The transaction price of bundled packages is allocated to each performance obligation on a relative standalone selling price basis. Standalone selling prices are based on observable prices at which the Company separately sells the products or services. If a standalone selling price is not directly observable, the Company estimates the selling price using available observable information.

The Company recognizes revenue as the performance obligations are satisfied by transferring control of the product or service to a customer, as described below.

Product Revenue. The Company recognizes revenue for the sale of the following products at a point in time:

> *Equipment*. The Company's LLS and ALLY System sales are recognized as Product revenue when the Company transfers control of the system. This usually occurs after the customer signs a contract, the Company installs the system, and the Company performs the requisite training for use of the system for direct customers. System sales to distributors are recognized as revenue upon shipment as they do not require training and installation.

> *PID and Procedure Licenses*. The systems require both a PID and a procedure license to perform each procedure. The Company recognizes Product revenue for PIDs when the Company transfers control of the PID. The Company recognizes Product revenue for procedure licenses at the point in time when control of the procedure license is transferred to the customer. A procedure license represents a one-time right to utilize the system surgical application in connection with a surgery procedure. For the sale of PIDs and procedure licenses, the Company may offer volume discounts to certain customers. To determine the amount of revenue that should be recognized at the time control over these products transfers to the customer, the Company estimates the average per unit price, net of discounts.

Service Revenue. The Company offers an extended warranty that provides additional maintenance services beyond the standard limited warranty. The Company recognizes Service revenue from the sale of extended warranties over the warranty period on a ratable basis as the Company stands ready to provide services as needed. Customers have the option of renewing the warranty period, which is considered a new and separate contract.

Lease Revenue. For system operating leases, the Company recognizes lease revenue over the length of the lease in accordance with ASC Topic 842, *Leases*, ("ASC 842"). For additional information regarding accounting for leases, see the Leases section within this footnote below and Note 6, *Leases*.

Contract Costs

The Company offers a variety of commission plans to the Company's salesforce. Certain compensation under these plans is earned by sales representatives solely as a result of obtaining a customer contract. These are considered incremental costs of obtaining a contract and are eligible for capitalization under ASC Topic 340-40, *Other Assets and Deferred Costs – Contracts with Customers*, to the extent they are recoverable. Incremental costs of obtaining a contract are deferred over the period the related revenue is recognized and the Company has elected not to defer costs related to goods or services to be delivered over a period that is one year or less.

Significant Financing Component

The Company provides extended payment terms to certain customers that represent a significant financing component. The Company adjusts the amount of promised consideration for the time value of money using its discount rate and recognizes interest income separate from the revenue recognized on contracts with customers.

Limited Warranty Obligations

The Company offers limited warranties on the Company's products which provide the customer assurance that the product will function as the parties intended because it complies with agreed-upon specifications; therefore, these assurance-type warranties are not treated as a separate revenue performance obligation and are accounted for as guarantees under U.S. GAAP. The Company regularly reviews its warranty liability and updates these balances based on historical warranty cost trends.

Concentrations of Customers

For the year ended December 31, 2025, one customer accounted for 13% of the Company's revenue and no customers accounted for 10% or more of the Company's accounts receivable, net as of December 31, 2025. For the year ended December 31, 2024, one customer accounted for 14% of the Company's revenue and 12% of the Company's accounts receivable, net as of December 31, 2024.

Acquisition-Related Costs

Acquisition-related costs of $17,141, which consists of advisory, legal, accounting, valuation and other professional or consulting fees related to and incurred in association with the Merger Agreement with Alcon, are expensed as incurred and included within selling, general and administrative expenses in the statements of operations and comprehensive loss for the year ended December 31, 2025. Of the $17,141 in acquisition-related costs incurred, $13,806 is classified as accounts payable and $180 is classified as accrued liabilities on the balance sheet at December 31, 2025. Certain amounts of these acquisition-related costs were contingent upon the successful closing of the Merger, see Note 18, *Subsequent Events*.

Related Parties

The Company follows ASC 850, *Related Party Disclosures*, for the identification of related parties and disclosure of related party transactions. A party is considered to be related to the Company if the party, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners, management and directors, as well as members of their immediate families or any other parties with which the Company may deal if one party to a transaction controls, or can significantly influence, the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Transactions involving related parties cannot be presumed to be conducted on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

In May 2023, the Company completed the Private Placement (as defined in Note 12, *Redeemable Convertible Preferred Stock*) with NR-GRI Partners, LP ("NR-GRI"), an affiliate of North Run Capital, LP ("North Run"). Pursuant to the terms of the Private Placement, Thomas B. Ellis and Todd B. Hammer, co-managing partners of North Run, joined the Company's Board of Directors following the Company's 2023 Annual Meeting of Stockholders. Refer to Note 10, *Warrant Liabilities*, and Note 12, *Redeemable Convertible Preferred Stock*, for more details related to the Private Placement.

In June 2023, the Company entered into an international distribution agreement in India with a company owned by an employee at that time. The Company established the distributor relationship to gain regulatory and operational efficiencies, as well as to establish consistent operations with all other international markets where it conducts business. During the year ended December 31, 2023, the Company began transitioning transactions with customers in India to the distributor. The Company recognized $290 in product revenue, $301 in cost of product sales, and $119 in selling, general and administrative expenses for the year ended December 31, 2024 associated with its Indian operations. There were no amounts due from, or due to, the distributor at December 31, 2024. The related party relationship ended on April 1, 2024.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of engineering, product development, clinical studies to develop and support the Company's products, regulatory expenses, and other costs associated with products and technologies that are in development. Research and development expenses include employee compensation, including stock-based compensation, supplies, consulting, prototypes, testing, materials, travel expenses, and depreciation.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs includes design and production costs, including website development, written media campaigns, and other items. Advertising costs of $727 and $580 were expensed during the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company is subject to U.S. federal, state, and local corporate income taxes at the entity level.

The provision for income taxes is determined using the asset and liability approach. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws in the year in which such laws are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any interest and penalties on uncertain tax positions are included within the tax provision.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), an aggregate change in stock ownership of one or more stockholders or groups of stockholders owning at least 5% of the Company's stock that exceeds 50 percentage points (by value) over a rolling three-year period (a "Section 382 ownership change") may result in a limitation on the amount of net operating loss and tax credit carryforwards that may be used in future years. The Company completed a Section 382 ownership change analysis through its taxable year ended December 31, 2023 and determined that, during the second quarter of 2023, the Company experienced a Section 382 ownership change in connection with the Private Placement of Series A Redeemable Convertible Preferred Stock (the "Private Placement"), triggering the application of Section 382 of the Code. Refer to Note 12, *Redeemable Convertible Preferred Stock*, for more details related to the Private Placement. The Company has not completed a detailed analysis to determine whether any subsequent Section 382 ownership changes have occurred and thus whether additional limitations have been triggered under Sections 382 and 383 of the Code since December 31, 2023. The Company has computed and applied limitations of tax deductions in the income tax provision computation in each year since the Section 382 ownership change was applicable; however, these limitations do not have a material impact on the financial statements.

Leases

The Company accounts for leasing arrangements in accordance with ASC Topic 842. The Company determines if an arrangement is a lease or contains an embedded lease at inception if it contains the right to control the use of an identified asset under a leasing arrangement with an initial term greater than 12 months. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time if the contract contains both the right to obtain substantially all of the economic benefits from the use of the identified asset and the right to direct the use of the identified asset.

Policy Elections and Practical Expedients Taken

The Company has lease arrangements with lease and non-lease components, which are accounted for separately.

For leases that commenced before the effective date of ASC 842, the Company elected the practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases.

For short term leases, defined as leases with a lease term of 12 months or less, the Company elected to not recognize an associated lease liability and right of use ("ROU") asset. Lease payments for short term leases are expensed on a straight-line basis over the lease term.

The Company has a policy to exclude from the consideration in a lessor contract all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific lease revenue-producing transaction and collected by the Company from a lessee.

Lessee Arrangements

Lessee operating right of use assets are included in Other assets in the Company's balance sheet. Lessee operating lease liabilities are included in Operating lease liabilities and Long-term operating lease liabilities in the Company's balance sheet. The Company does not have lessee financing leases.

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. The Company uses the implicit rate when readily determinable at lease inception. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date, including the lease term and the Company's credit risk, in determining the present value of lease payments. The Company's remaining lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis as operating expense in the statements of operations over the lease term.

For lease arrangements with lease and non-lease components where the Company is the lessee, the Company separately accounts for lease and non-lease components, which consists primarily of common area maintenance services. Non-lease components are expensed as incurred.

Lessor Arrangements

The Company leases equipment to customers under operating leases. Leases are generally not cancellable until after an initial term and may or may not require the customer to purchase a minimum number of procedures and consumables throughout the contract term.

For lease arrangements with lease and non-lease components where the Company is the lessor, the Company allocates the contract's transaction price (including discounts) to the lease and non-lease components on a relative standalone selling price basis using the Company's best estimate of the standalone selling price of each distinct product or service in the contract. Lease elements generally include a system, while non-lease elements generally include extended warranty services, PIDs and procedure licenses. The stand-alone selling prices for the extended warranty services, PIDs and procedure licenses are determined based on the prices at which the Company separately sells such products and services. The system stand-alone selling prices are determined using the expected cost plus a margin approach. Allocation of the transaction price is determined at the inception of the lease arrangement. The Company's leases primarily consist of leases with fixed lease payments. For those leases with variable lease payments, the variable lease payment is typically based upon use of the leased equipment or the purchase of procedure licenses and consumables used with the leased equipment. Non-lease components are accounted for under ASC 606. For additional information regarding ASC 606, see Note 3, *Revenue from Contracts with Customers.*

Some leases include options to extend the leases on a month-to-month basis if the customer does not notify the Company of the intention to return the equipment at the end of the lease term. The Company typically does not offer options to terminate the leases before the end of the lease term. A new contract is generated if a customer intends to continue using the equipment under the initial term and the new contract term is not included in the initial lease term.

In determining whether a transaction should be classified as a sales-type or operating lease, the Company considers the following criteria at lease commencement: (1) whether title of the system transfers automatically or for a nominal fee by the end of the lease term, (2) whether the present value of the minimum lease payments equals or exceeds substantially all of the fair value of the leased system, (3) whether the lease term is for the major part of the remaining economic life of the leased system, (4) whether the lease grants the lessee an option to purchase the leased system that the lessee is reasonably certain to exercise, and (5) whether the underlying system is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. If any of these criteria are met, the lease is classified as a sales-type lease. If none of these criteria are met the lease is classified as an operating lease. For the years ended December 31, 2025 and 2024, the Company does not have any sales-type leases.

For operating leases, rental income is recognized on a straight-line basis over the lease term as lease revenue. The cost of customer-leased equipment is recorded within equipment under lease, net in the balance sheets and depreciated over the equipment's estimated useful life. Depreciation expense associated with the leased equipment under operating lease arrangements is reflected in cost of lease in the statements of operations. Some of the Company's operating leases include a purchase option for the customer to purchase the leased asset at the end of the lease arrangement, subject to a new contract. The purchase price does not qualify as a bargain purchase option. The Company manages its risk on its investment in the equipment through pricing and the term of the leases. Lessees do not provide residual value guarantees on leased equipment. Equipment returned to the Company may be leased or sold to other customers. Initial direct costs, recorded in prepaid and other current assets, are deferred and recognized over the lease term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, *Compensation – Stock Compensation*, ("ASC 718"). Stock-based compensation is measured at the grant date based on the fair value of the award and is generally expensed over the requisite service period. Stock-based compensation expense is recognized using a straight-line attribution method over the requisite service period, except for portions of awards subject to performance conditions, which will be recognized ratably over the service period for each separate performance vesting tranche once it is probable the performance condition will be met. The Company made accounting policy elections to account for modifications to the requisite service period using the bifurcated approach and to account for forfeitures as they occur.

See Note 14, *Stock-Based Compensation,* for a discussion of stock-based compensation plans.

Earnings (Loss) per Share

Basic earnings (loss) per common share is calculated by dividing the earnings (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted earnings (loss) per share is computed by dividing the earnings (loss) attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted earnings (loss) per share calculation, Series A Redeemable Convertible Preferred Stock, Series A Warrants, and Series B Warrants, stock options, restricted stock awards, and restricted stock units are considered to be potentially dilutive securities. Basic and diluted earnings (loss) attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities. The Company considers Series A Redeemable Convertible Preferred Stock, Series A Warrants, and Series B Warrants to be participating securities, because holders of such instruments participate in the event a dividend is paid on common stock. The holder of the Series A Redeemable Convertible Preferred Stock, Series A Warrants and Series B Warrants does not have a contractual obligation to share in the Company's losses. As such, losses are attributed entirely to common stockholders and for periods in which the Company has reported a net loss, diluted loss per common share is the same as basic loss per common share.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), ASU 2024-03 requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of ASU 2024-03 to the financial statement disclosures.

Note 3. Revenue from Contracts with Customers

Disaggregation of Revenue

The following table summarizes the Company's product and service revenue disaggregated by geographic region, which is determined based on customer location, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
United States	$ 34,313	$ 28,907
Europe	8,427	10,157
Asia (excluding South Korea)	8,020	5,487
South Korea	658	848
Other	238	563
Total[1]	$ 51,656	$ 45,962

---

[1] The table above does not include lease revenue of $6,779 and $7,532 for the years ended December 31, 2025 and 2024, respectively. Substantially all lease revenue originates from the United States. Refer to Note 6, *Leases*.

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	Classification	As of December 31,	
		2025	2024
Accounts receivable, current	Accounts receivable, net	$ 6,377	$ 6,085
Accounts receivable, long-term	Notes and other receivables, long-term, net	$ —	$ 38
Notes receivable, current	Notes receivable, net	$ 295	$ 395
Notes receivable, long-term	Notes and other receivables, long-term, net	$ 731	$ 1,122
Contract asset, current	Prepaid and other current assets	$ —	$ 236
Contract liability, current	Deferred revenue	$ 479	$ —
Deferred revenue, current	Deferred revenue	$ 2,595	$ 1,677
Deferred revenue, non-current	Other long-term liabilities	$ 910	$ 696

Accounts Receivable, Net—Accounts receivable, net, include amounts billed and due from customers. The amounts due are stated at their net estimated realizable value and are classified as current or noncurrent based on the timing of when the Company expects to receive payment. Most customers are on pre-paid or 30-day payment terms, depending on the product purchased. The Company maintains an allowance for expected credit losses to provide for the estimated amount of receivables that will not be collected. The allowance is based upon an assessment of customer credit worthiness, historical payment experience, the age of outstanding receivables, collateral to the extent applicable and reflects the possible impact of current conditions and reasonable forecasts not already reflected in historical loss information.

The following table summarizes the activity in the allowance for credit losses:

	Amount
Accounts receivable, allowance for credit losses as of December 31, 2023	$ 62
Change in provision for credit losses	43
Write-offs	—
Accounts receivable, allowance for credit losses as of December 31, 2024	105
Change in provision for credit losses	(43)
Write-offs	—
Accounts receivable, allowance for credit losses as of December 31, 2025	$ 62

Notes Receivable, Net—Notes receivable, net includes amounts billed and due from customers under extended payment terms with a significant financing component. Interest rates on notes receivable range from 7.0% to 8.0%. The Company recorded interest income on notes receivable during the years ended December 31, 2025 and 2024 of $91 and $103 in other income, net in the statement of operations.

The following table summarizes the activity in the allowance for notes receivable:

	Amount
Notes receivable, allowance for credit losses as of December 31, 2023	$ 33
Change in provision for credit losses	(2)
Write-offs	—
Notes receivable, allowance for credit losses as of December 31, 2024	31
Change in provision for credit losses	(10)
Write-offs	—
Notes receivable, allowance for credit losses as of December 31, 2025	$ 21

Maturities of notes receivable, net under extended payment terms with a significant financing component as of December 31, 2025 are as follows:

Fiscal Year	Amount
2026	$ 354
2027	332
2028	222
2029	125
2030	125
Thereafter	36
Total undiscounted cash flows	1,194
Present value of notes receivable	1,047
Difference between undiscounted and discounted cash flows	$ 147

Contract Assets – The Company's contract assets represent revenue recognized for performance obligations completed before an unconditional right to payment exists, and therefore invoicing has not yet occurred. The Company classifies contract assets in prepaid and other current assets in the Company's balance sheets.

The following table provides information about contract assets from contracts with customers:

	Amount
Contract assets at December 31, 2023	$ 982
Contract assets recognized	1,037
Payments received	(1,595)
Write-offs due to contract modifications	(188)
Contract assets at December 31, 2024	236
Contract assets recognized	1,318
Payments received	(1,445)
Write-offs due to contract modifications	(109)
Contract assets at December 31, 2025	$ —

Deferred Revenue and Contract Liabilities—The Company's deferred revenue and contract liabilities represent services and products sold to customers for which the performance obligation has not been completed by the Company. The Company classifies deferred revenue and contract liabilities as current or noncurrent based on the timing of when it expects to recognize revenue. The noncurrent portion of deferred revenue and contract liabilities is included in other long-term liabilities in the Company's balance sheets.

The following table provides information about deferred revenue and contract liabilities from contracts with customers:

	Amount
Contract liabilities at December 31, 2023	$ 1,919
Billings not yet recognized as revenue	2,055
Beginning contract liabilities recognized as revenue	(1,387)
Impairment[1]	(214)
Contract liabilities at December 31, 2024	2,373
Billings not yet recognized as revenue	3,112
Beginning contract liabilities recognized as revenue	(1,501)
Contract liabilities at December 31, 2025	$ 3,984

[1] The Company wrote off certain contract liabilities associated with intangible assets that were determined to be impaired during the year ended December 31, 2024. Refer to Note 8, *Intangible Assets*.

Transaction Price Allocated to Future Performance Obligations

At December 31, 2025, the revenue expected to be recognized in future periods related to performance obligations that are unsatisfied for executed contracts with an original duration of one year or more was approximately $46,649. The Company expects to satisfy its remaining performance obligations over the next five years, with $15,676 to be satisfied in the next twelve months, $12,811 to be satisfied in the next two years, $9,765 to be satisfied in the next three years, $6,295 to be satisfied in the next four years, and $2,102 to be satisfied thereafter. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with original expected lengths of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for the products delivered or services performed.

Costs to Obtain Contracts

The following table provides information about the costs to obtain contracts associated with contracts with customers for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Beginning balance	$ 165	$ 35
Additions	937	701
Amortization	(857)	(571)
Ending balance	$ 245	$ 165

Note 4. Fair Value of Financial Instruments

The carrying value of the Company's cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current liabilities approximate fair value based on the short-term maturities of these instruments. The carrying value of the Company's notes receivable also approximates fair value based on the associated credit risk.

The Company classifies money market funds, U.S. treasury bills and government securities, and certificates of deposit as Level 1 within the fair value hierarchy as the fair value is based on quoted prices. The Company classifies its warrant derivative liabilities as Level 3 within the fair value hierarchy as the Company estimates the fair value of the warrant liabilities using recently quoted market prices of the Company's common stock and the Black-Scholes option pricing model, refer to Note 10, *Warrant Liabilities*.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2025 and 2024:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 7,850	$ —	$ —	$ 7,850
U.S. government securities	5,004	—	—	5,004
Total assets	$ 12,854	$ —	$ —	$ 12,854
Liabilities				
Warrant derivative liabilities	$ —	$ —	$ 40,194	$ 40,194
Total liabilities	$ —	$ —	$ 40,194	$ 40,194

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 6,631	$ —	$ —	$ 6,631
U.S. treasury bills	3,451	—	—	3,451
Certificates of deposit	247	—	—	247
U.S. government securities	2,494	—	—	2,494
Total assets	$ 12,823	$ —	$ —	$ 12,823
Liabilities				
Warrant derivative liabilities	$ —	$ —	$ 29,856	$ 29,856
Total liabilities	$ —	$ —	$ 29,856	$ 29,856

There were no transfers between fair value hierarchy levels during the years ended December 31, 2025 and 2024.

The fair value of the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 are as follows:

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
			December 31, 2025					
Cash equivalents								
Money market funds	$	7,850	$	—	$	—	$	7,850
Short-term investments								
U.S. government securities		5,000		4		—		5,004
Total	$	12,850	$	4	$	—	$	12,854

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
			December 31, 2024					
Cash equivalents								
Money market funds	$	6,631	$	—	$	—	$	6,631
Short-term investments								
U.S. treasury bills		3,449		2		—		3,451
Certificates of deposit		245		2		—		247
U.S. government securities		2,492		2		—		2,494
Total	$	12,817	$	6	$	—	$	12,823

The change in fair value of warrant liabilities measured on a recurring basis using unobservable Level 3 inputs for the year ended December 31, 2025 is set forth below:

	Fair Value at December 31, 2024		Change in Fair Value		Fair Value at December 31, 2025	
Series A Warrant	$	15,351	$	5,284	$	20,635
Series B Warrant		14,505		5,054		19,559
Total warrant liabilities	$	29,856	$	10,338	$	40,194

Note 5. Inventories

Inventory balances were as follows:

	As of December 31,			
	2025		2024	
Finished Goods	$	4,622	$	2,936
Work-in-process		4,153		1,292
Raw Materials		12,745		7,200
Total	$	21,520	$	11,428

Write downs of inventories to net realizable value amounted to $0 and $94 for the years ended December 31, 2025 and 2024, respectively.

Note 6. Leases

Lessee Arrangements

The Company has an operating lease for its corporate office. In September 2025, the Company amended the lease to clarify the timing of access and rent payments for additional space in the building. The lease amendment constituted a modification as it changed the amount and timing of the consideration, which required evaluation of the remeasurement of the lease liability and corresponding right-of-use-asset. The reassessment resulted in continuing to classify the lease as an operating lease and remeasurement of the lease liability on the basis of the payment terms and the incremental borrowing rate at the effective date of modification of 10%. The Company previously concluded the lease of additional space was treated as a separate lease and recorded when access to the new space was granted, which was September 2025. The Company's operating lease has a remaining lease term of 3.4 years as of December 31, 2025. The Company also has an operating lease for office equipment.

The components of lease expense are as follows:

| | Year Ended December 31, | |
	2025	2024
Operating lease cost	$ 633	$ 577
Short-term lease cost	78	69
Total lease cost	$ 711	$ 646

Supplemental cash flow information related to leases, including the lease modification, is as follows:

| | Year Ended December 31, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 591	$ 575
Right-of-use-assets obtained in exchange for lease obligations:		
Operating leases	$ 631	$ 863

The following table presents the lease balances within the balance sheet, weighted-average remaining lease term, and weighted-average discount rates related to the Company's operating leases:

| | | As of December 31, | |
Operating Leases	Classification	2025	2024
Operating lease ROU assets	Other assets	$ 2,556	$ 2,466
Operating lease liabilities, current	Operating lease liabilities	$ 747	$ 524
Operating lease liabilities, long-term	Long-term operating lease liabilities	1,988	2,090
Total operating lease liabilities		$ 2,735	$ 2,614
Weighted-average remaining lease term		3.4 years	4.4 years
Weighted-average discount rate		10.00%	10.00%

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

Fiscal Year	Amount
2026	$ 766
2027	819
2028	835
2029	353
Total operating lease payments	2,773
Less: imputed interest	(38)
Total operating lease liabilities	$ 2,735

Lessor Arrangements

The Company has operating leases for LLS and ALLY Systems, which occur primarily in the United States. The Company's leases have remaining lease terms of less than one year to five years. Lease revenue for the years ended December 31, 2025 and 2024 was as follows:

| | Year ended December 31, | |
	2025	2024
Lease revenue	$ 6,779	$ 7,532

Equipment under lease is as follows:

| | As of December 31, | |
	2025	2024
Equipment under lease	$ 28,535	$ 25,410
Less accumulated depreciation	(13,050)	(11,643)
Equipment under lease, net	$ 15,485	$ 13,767

Depreciation expense on equipment under lease amounted to $3,433 and $2,776 for the years ended December 31, 2025 and 2024, respectively.

Maturities of operating lease payments as of December 31, 2025 are as follows:

Fiscal Year	Amount
2026	$ 3,188
2027	2,731
2028	1,774
2029	1,078
2030	165
Total undiscounted cash flows	$ 8,936

Note 7. Property and Equipment

The following table provides details of property and equipment, net:

| | As of December 31, | |
	2025	2024
Leasehold improvements	$ 112	$ 112
Manufacturing equipment	1,318	1,016
System and laser	804	1,097
Software	322	331
Other	182	200
Total	2,738	2,756
Less accumulated depreciation	(2,233)	(2,385)
Construction in progress	—	293
Property and equipment, net	$ 505	$ 664

Depreciation expense on property and equipment amounted to $148 and $185 for the years ended December 31, 2025 and 2024, respectively.

Note 8. Intangible Assets

The components of intangible assets were as follows:

	As of December 31, 2025			As of December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Finite-lived intangible assets:							
Customer relationships [1,2]	$ 4,292	$ (2,985)	$ 1,307	$ 4,292	$ (2,678)	$ —	$ 1,614
Acquired technology [1,3,4,5]	9,200	(5,316)	3,884	13,900	(5,459)	(3,943)	4,498
Acquired trademarks [1]	570	(570)	—	570	(570)	—	—
	$ 14,062	$ (8,871)	$ 5,191	$ 18,762	$ (8,707)	$ (3,943)	$ 6,112

---

[1] Certain intangible assets were established upon PDL BioPharma, Inc.'s ("PDL") acquisition of LENSAR in May 2017. They are being amortized on a straight-line basis over a period of 15 years. The intangible assets for customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years based on the method that better represents the economic benefits to be obtained.

[2] The Company acquired certain intangible assets for customer relationships from a domestic distributor in an asset acquisition, which are being amortized on a straight-line basis over a period of 10 years.

[3] The Company acquired certain intangible assets from a medical technology company in an asset acquisition, which were being amortized on a straight-line basis over a period of 15 years.

[4] In 2019, the Company acquired certain intellectual property from a third party. Pursuant to the Company's agreement with the third party, the Company made milestone payments of $2,400 during the year ended December 31, 2022.

[5] In April 2024, the Company notified its third-party supplier of the phacoemulsification component in the ALLY System that the Company would no longer pursue integration with the supplier's phacoemulsification unit. This resulted in a triggering event impacting certain acquired technology intangible assets and contract liabilities associated with the phacoemulsification component. The Company determined that the carrying value of the intangible assets in items 3 and 4 above exceeded the estimated recoverable amount of $0 and recorded an impairment of intangible assets of $3,943. The impairment charge was offset with the write-off of contract liabilities associated with the intangible assets of $214.

Amortization expense for the years ended December 31, 2025 and 2024 was $921 and $970, respectively.

Based on the intangible assets recorded at December 31, 2025, and assuming no subsequent additions to or impairment of the underlying assets, the remaining amortization expense is expected to be as follows:

Fiscal Year	Amount
2026	$ 911
2027	902
2028	694
2029	690
2030	690
Thereafter	1,304
Total remaining estimated amortization expense	$ 5,191

Note 9. Accrued Liabilities

Accrued liabilities consist of the following:

| | As of December 31, | |
	2025	2024
Compensation	$ 5,050	$ 5,002
Inventory	1,305	—
Professional services	415	776
Warranty	238	432
Acquisition-related costs	180	—
Other	583	597
Total	$ 7,771	$ 6,807

Note 10. Warrant Liabilities

In May 2023, the Company completed the Private Placement (as defined below), which included the issuance of warrants (the "Warrants") to purchase an aggregate of 4,367 shares of common stock (the "Warrant Shares"). Fifty percent of the Warrants have an exercise price equal to $2.45 per share (the "Series A Warrant"), and 50% of the Warrants have an exercise price equal to $3.0625 per share (the "Series B Warrant"), subject in each instance to adjustments as provided under the terms of the Warrants. Refer to Note 12, *Redeemable Convertible Preferred Stock*, for more details related to the Private Placement.

Upon the occurrence of certain transactions ("Fundamental Transactions," as defined below), the Warrants provide that they are redeemable by the holder thereof for a value determined using a Black Scholes option pricing model with inputs calculated as described in the applicable Warrant, which includes a 100% floor on the volatility input to be utilized. The Company has determined that this provision introduces leverage to the holders of the Warrants that could result in a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company's own equity shares. Accordingly, pursuant to ASC 815, the Company classified the fair value of the Warrants as a liability to be re-measured at the end of every reporting period with the change in value reported in the statements of operations. Of the $20,000 gross proceeds for the Private Placement, $5,605 was allocated to the Warrants and the remaining $14,395 was allocated to the Series A Redeemable Convertible Preferred Stock.

The Company estimated the fair value of the warrant liabilities using recently quoted market prices of the Company's common stock and the Black-Scholes option pricing model. The fair value of the warrant liabilities was estimated using the following assumptions as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Risk-free interest rate	3.5%	4.3%
Expected term (years)	2.4	3.4
Expected volatility	61%	61%
Dividends	0.0%	0.0%

Expected term: The expected term for the warrant liabilities was based on the remaining contractual term of the Warrants.

Risk-free interest rate: The risk-free interest rate was based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected term.

Expected volatility: The expected volatility for the warrant liabilities was based on an index of the historical volatilities of a group of comparable publicly-traded medical device and other peer companies, which the Company believed was representative of the volatility of its common stock.

Expected dividend yield: The Company does not intend to pay dividends for the foreseeable future. Accordingly, the Company used a dividend yield of zero in the assumptions.

Note 11. Commitments and Contingencies

Purchase Obligation

The Company is a party to various supply agreements for the manufacture and supply of certain components. The supply agreements commit the Company to a minimum purchase obligation of approximately $13,896 over the next 18 months. The Company expects to meet these requirements.

Legal Matters

The medical device market in which the Company participates is largely technology driven. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. The Company makes provisions for liabilities when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the terminated Merger Agreement and in the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. There were no provisions for legal liabilities at December 31, 2025 or 2024.

Note 12. Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

In May 2023, the Company entered into the SPA with NR-GRI, whereby it sold to NR-GRI, for an aggregate purchase price of $20,000, 20 shares of Series A Redeemable Convertible Preferred Stock and the Warrants (the "Private Placement"). Refer to Note 10, *Warrant Liabilities*, for more details related to the Warrants. The Series A Redeemable Convertible Preferred Stock is convertible into 7,940 shares of common stock at the election of NR-GRI.

On August 1, 2023, the Company's stockholders voted to approve the issuance of shares of the Company's common stock issuable upon conversion of the shares of Series A Redeemable Convertible Preferred Stock and exercise of the Warrants. As a result of the stockholders' approval of the Private Placement, applicable ownership limitations under Nasdaq rules were lifted, and NR-GRI became entitled to convert shares of Series A Redeemable Convertible Preferred Stock or exercise Warrants up to the full amount purchased in the Private Placement.

Holders of Series A Redeemable Convertible Preferred Stock are entitled to vote on an as-converted basis with holders of common stock. The Series A Redeemable Convertible Preferred Stock ranks senior to the common stock as to distributions and payments upon the liquidation, dissolution and winding up of the Company, and holders of Series A Redeemable Convertible Preferred Stock participate with the holders of the common stock on an as-converted basis to the extent any dividends are declared on common stock. The shares of Series A Redeemable Convertible Preferred Stock will automatically be redeemed in connection with certain transactions ("Fundamental

Transactions"), including a merger, sale of all or substantially all the assets of the Company, recapitalization, or the sale by the Company of shares resulting in more than 50% ownership by a person or group. In such event, the redemption price would be equal to the greater of the stated value of the shares of Series A Redeemable Convertible Preferred Stock or the consideration per share of common stock in the Fundamental Transaction (or in the absence of such consideration, the volume-weighted average price of the Company's common stock immediately preceding the closing of the Fundamental Transaction).

The Series A Redeemable Convertible Preferred Stock is classified as temporary equity in the balance sheet because redemption automatically occurs upon a Fundamental Transaction. However, redemption is not considered probable; therefore, the Series A Redeemable Convertible Preferred Stock is not accreted to face value. The proceeds of the transaction were allocated first to the fair value of warrants due to the classification of the warrants as a liability on the balance sheet and the remainder of the proceeds were allocated to the Series A Redeemable Convertible Preferred Stock. Offering costs of $901 were allocated ratably based on the allocation of proceeds; $253 was allocated to the general and administrative expenses and $648 was allocated to Series A Redeemable Convertible Preferred Stock. Series A Redeemable Convertible Preferred Stock is presented net of offering costs on the balance sheet.

In connection with the parties' entry into the SPA, the Company and NR-GRI entered into a Registration Rights Agreement, pursuant to which the Company filed a resale registration statement on Form S-3 (No. 333-272930) with respect to the resale of the shares of the Company's common stock issuable upon conversion of the shares of Series A Redeemable Convertible Preferred Stock and exercise of the Warrants.

Note 13. Stockholders' Equity

Common Stock

The Company has a single class of common stock in which stockholders are entitled to one vote for each share of common stock. No cash dividend was declared on common stock during the years ended December 31, 2025 and 2024.

Note 14. Stock-Based Compensation

Stock-Based Incentive Plans

The 2020 Plan

In July 2020, the Board of Directors approved the LENSAR Inc. 2020 Incentive Award Plan (the "2020 Plan"). The 2020 Plan provides for the grant of stock options, restricted stock, restricted stock unit awards, performance stock unit awards and other stock-based awards to recipients. The amount and terms of grants are determined by the Company's Board of Directors or a duly authorized committee thereof. Participants must pay the Company, or make provisions to pay, any required withholding taxes by the date of the event creating the tax liability. Participants may satisfy the tax liability in cash or in stock. A total of 3,333 shares of common stock were initially reserved for issuance pursuant to the 2020 Plan. The number of shares available for issuance under the 2020 Plan includes an annual increase on the first day of each fiscal year beginning fiscal 2021, equal to the lesser of (i) 5% of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as determined by the Board of Directors. As of December 31, 2025, the Company has reserved a total of 6,133 shares of common stock for issuance under the 2020 Plan.

The Inducement Plan

In February 2024, the Board adopted the 2024 Employment Inducement Incentive Award Plan (the "Inducement Plan"). The Inducement Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other stock or cash based awards (collectively, the "Inducement Awards"). The Inducement Plan was recommended for approval by the Compensation Committee of the Board and subsequently approved and adopted by the Board without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. A maximum of 100 shares of common stock were reserved for issuance pursuant to the

Inducement Plan. In accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules, Inducement Awards under the 2024 Plan may only be made to an employee who has not previously been an employee or member of the Board, or following a bona fide period of non-employment by the Company, if he or she is granted such Inducement Awards in connection with his or her commencement of employment with the Company and such grant is an inducement material to his or her entering into employment with the Company.

A summary of the shares available for issuance under the 2020 Plan and Inducement Plan (collectively, the "Incentive Plans") is as follows:

	2020 Plan	Inducement Plan
Balance at December 31, 2023	294	—
Authorized	566	100
Granted/Awarded	(631)	(18)
Cancelled	248	2
Balance at December 31, 2024	477	84
Authorized	583	—
Granted/Awarded	(450)	(9)
Cancelled	74	6
Balance at December 31, 2025	684	81

Stock Options

The exercise price of incentive stock options ("ISOs") and nonqualified stock options ("NSOs") shall not be less than 100% of the fair market value on the grant date of the option and the term may not exceed 10 years. The exercise price of ISOs granted to a 10% stockholder shall not be less than 110% of the estimated fair market value on the grant date of the option and the term may not exceed five years. To date, options have a term of 10 years and generally vest over one to four years from the grant date.

Option award activity under the Incentive Plans is set forth below:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	1,974	$ 5.31	8.0	$ 429
Options granted	49	$ 4.39		
Options exercised	(16)	$ 3.75		
Options cancelled	(162)	$ 6.15		
Outstanding at December 31, 2024	1,845	$ 5.22	7.3	$ 6,859
Options granted	4	$ 10.96		
Options exercised	(17)	$ 5.41		
Options cancelled	(23)	$ 5.66		
Outstanding at December 31, 2025	1,809	$ 5.23	6.4	$ 11,587
Vested and expected to vest at December 31, 2025	1,809	$ 5.23	6.4	$ 11,587
Vested and exercisable at December 31, 2025	1,657	$ 5.40	6.3	$ 10,326

The weighted average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $6.58 and $2.56, respectively. The total fair value of options vested during the years ended December 31, 2025 and 2024 was approximately $837 and $1,531, respectively. Total unrecognized compensation expense of $234 related to stock options will be recognized over a weighted average period of 1.1 years.

The following table summarizes information about stock options outstanding and vested as of December 31, 2025:

| | Options Outstanding | | | Options Vested | |
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Term (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.15 - $3.10	326	7.0	$ 2.66	234	$ 2.66
$3.23	422	7.4	$ 3.23	395	$ 3.23
$3.27 - $5.95	40	8.0	$ 4.23	20	$ 4.27
$6.04	390	6.0	$ 6.04	382	$ 6.04
$6.07 - $13.48	631	5.5	$ 7.45	626	$ 7.44
	1,809	6.4	$ 5.23	1,657	$ 5.40

The Company estimated the fair value of stock-options using the Black-Scholes option pricing model. The fair value of employee and non-employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee and non-employee stock options was estimated using the following assumptions for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Risk-free interest rate	4.0 - 4.4%	3.6 - 4.6%
Expected term (years)	6	6
Expected volatility	61%	58 - 61%
Dividends	0.0%	0.0%

Expected term: The expected term for the Company's stock-based compensation awards was based on an index of the expected terms of a group of comparable publicly-traded medical device and other peer companies, which the Company believed was representative of the expected term of its awards.

Risk-free interest rate: The risk-free interest rate was based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected term.

Expected volatility: The expected volatility for the Company's stock-based compensation awards was based on an index of the historical volatilities of a group of comparable publicly-traded medical device and other peer companies, which the Company believed was representative of the volatility of its common stock.

Expected dividend yield: The Company does not intend to pay dividends for the foreseeable future. Accordingly, the Company used a dividend yield of zero in the assumptions.

Restricted Stock Units

Restricted stock units granted to employees and non-employees generally vest over one to four years in regular increments. The fair value of restricted stock units is based on the Company's closing stock price on the date of grant.

Performance stock units granted to certain executive officers are subject to service and performance conditions. The shares subject to the performance stock units vest over a four-year performance period. The actual number of performance stock units that will vest in each measurement period will be determined by the Compensation Committee based on the Company's one-year trailing revenues and achievement of certain revenue thresholds. The fair value of performance stock units is based on the Company's closing stock price on the date of grant.

Restricted stock unit and performance stock unit activity under the Incentive Plans is set forth below:

	Restricted Stock Units Outstanding	
	Number of Units	Weighted-average grant-date fair value per share
Non-vested at December 31, 2023	483	$ 3.04
Granted	600	$ 3.23
Vested	(239)	$ 3.04
Cancelled	(47)	$ 2.74
Non-vested at December 31, 2024	797	$ 3.20
Granted	455	$ 10.66
Vested	(293)	$ 3.17
Cancelled	(10)	$ 9.02
Non-vested at December 31, 2025	949	$ 6.72

The total fair value of restricted stock units vested during the year ended December 31, 2025 and 2024 was $1,286 and $723, respectively. At December 31, 2025, there was approximately $4,225 of total unrecognized compensation expense related to restricted stock units and performance stock units, which is expected to be recognized over a weighted-average period of 2.4 years.

2020 Employee Stock Purchase Plan

In September 2020, the Board of Directors approved the LENSAR Inc. 2020 Employee Stock Purchase Plan (the "2020 ESPP"), under which eligible employees are permitted to purchase common stock at a discount through payroll deductions. A total of 340 shares of common stock were initially reserved for issuance. The number of shares available for issuance under the 2020 ESPP includes an increase on the first day of each fiscal year, beginning in 2022, by an amount equal to the lesser of (i) 1.0% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; or (ii) a lesser amount as determined by the Board of Directors. As of December 31, 2025, the Company has reserved 681 shares of common stock for issuance under the 2020 ESPP. The price of the common stock purchased will be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of a purchase period. The 2020 ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

As of December 31, 2025, 494 shares of common stock have been issued to employees participating in the 2020 ESPP and 187 shares were available for future issuance under the 2020 ESPP. The grant date fair value of the shares to be issued under the Company's 2020 ESPP was estimated using the Black-Scholes valuation model.

The following table sets forth the total stock-based compensation expense recognized under the Incentive Plans and the 2020 ESPP in the Company's statements of operations:

	Year Ended December 31,	
	2025	2024
Revenue—product	$ 25	$ 8
Cost of revenue—product	212	215
Cost of revenue—service	192	128
Selling, general and administrative expenses	2,397	1,983
Research and development expenses	317	331
Total	$ 3,143	$ 2,665

Total unrecognized stock-based compensation expense is expected to be amortized as follows:

Fiscal Year		Amount
2026	$	1,880
2027		1,338
2028		1,102
2029		139
Total unrecognized stock-based compensation expense	$	4,459

The amounts included in this table are based on restricted stock units, performance stock units, and stock options outstanding at December 31, 2025 and assumes the requisite service period is fulfilled for all awards outstanding. Actual stock-based compensation expense in future periods may vary from those reflected in the table.

Note 15. Income Taxes

For financial reporting purposes, loss before income taxes includes the following components:

	Years Ended December 31,			
	2025		2024	
United States	$	(34,280)	$	(31,404)
Foreign		—		—
Total	$	(34,280)	$	(31,404)

The provision for income taxes for the years ended December 31, 2025 and 2024 consisted of the following:

	Year Ended December 31,			
	2025		2024	
Current income tax expense (benefit)				
Federal	$	—	$	—
State		—		—
Foreign		—		—
Total current		—		—
Deferred income tax (benefit)				
Federal		—		—
State		—		—
Foreign		—		—
Total deferred		—		—
Total provision	$	—	$	—

The Company has elected to prospectively adopt ASU 2023-09, *Income Taxes (Topic 740): Improvement to Income Tax Disclosures* ("ASU 2023-09") during the year ended December 31, 2025. A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate compared to the income tax provision included in the statements of operations in accordance with ASU 2023-09 is as follows:

	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory tax rate	$ (7,199)	21.00%
State and local income taxes, net of federal income tax effect	—	0.00%
Foreign tax effects	—	0.00%
Effect of changes in tax laws or rates enacted in the current period	—	0.00%
Effect of cross-border tax laws	—	0.00%
Tax credits	—	0.00%
Change in valuation allowance	5,112	(14.92)%
Nontaxable or nondeductible items		
Change in fair value of warrant liabilities	2,171	(6.33)%
Other	(84)	0.25%
Changes in unrecognized tax benefits	—	0.00%
Other	—	0.00%
Effective tax rate	$ —	(0.00)%

A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate compared to the income tax provision included in the statements of operations in accordance with guidance prior to ASU 2023-09 is as follows:

	Year Ended December 31, 2024
Tax at U.S. statutory rate on income before income taxes	$ (6,595)
Change in valuation allowance	2,404
State taxes	(503)
Section 162(m)	69
Stock-based compensation	93
Deferred adjustment	—
Warrant expense	4,494
Other	38
Total	$ —

Deferred tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The significant components of the Company's net deferred tax assets and liabilities are as follows:

| | Year Ended December 31, | |
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 5,888	$ 2,686
Net operating loss carryforwards - Section 382 limited	7,138	6,686
Intangible assets	5,667	6,155
Capitalization of research and experimentation expenses	2,392	3,514
Stock-based compensation	1,185	950
Acquisition-related costs	4,213	—
Other	1,650	1,646
Total deferred tax assets	28,133	21,637
Valuation allowance	(26,142)	(20,275)
Total deferred tax assets, net of valuation allowance	1,991	1,362
Deferred tax liabilities:		
Section 481(a) adjustment	(671)	(678)
Other	(1,320)	(684)
Total deferred tax liabilities	(1,991)	(1,362)
Net deferred tax assets	$ —	$ —

Income taxes paid, net of refunds received were not material for the year ended December 31, 2025.

The deferred tax assets associated with net operating losses included in the table above for the years ended December 31, 2025 and 2024 reflect the net operating losses the Company generated in previous years' federal and state income tax returns in addition to losses the Company expects to generate on its federal and state income tax returns.

As of December 31, 2025 and 2024, the Company maintained U.S. federal net operating loss carryforwards of $52,559 and $37,673, respectively. As of December 31, 2025 and 2024, the Company also maintained state net operating loss carryforwards of $36,052 and $26,204, respectively. The U.S. federal net operating losses generated during years ended December 31, 2025 and 2024 (and not Code Section 382 limited; see below) may only be utilized to offset 80% of taxable income annually and may be carried forward indefinitely. Certain of the state net operating loss carryforwards generated will begin expiring in the year 2028, if not utilized.

Certain of our U.S. federal and state tax attributes are subject to change of ownership limitations provided by the Code and similar state provisions. In general, if the aggregate change in stock ownership of one or more stockholders or groups of stockholders owning at least 5% of a corporation's stock exceeds 50 percentage points (by value) over a rolling three-year period (a "Section 382 ownership change"), utilization of such corporation's pre-change NOL and credit carryforwards are subject to an annual limitation. The Company completed a Code Section 382 study through December 31, 2023 and determined that a Section 382 ownership change occurred on May 18, 2023 in connection with the Private Placement. At the time, the Company was in a net unrealized built-in loss position ("NUBIL"). The amount of pre-change NOL carryforwards which are subject to this limitation are $25,741.

As of December 31, 2025, the Company determined that it continued to be more likely than not that certain deferred tax assets would not be realized in the near future and maintained a $26,142 valuation allowance against deferred tax assets. The net change in total valuation allowance between the years ended December 31, 2025 and 2024 was an increase of $5,867 and the net change between the years ended December 31, 2024 and 2023 was an increase of $2,404. The Company's determination was based on its review and analysis of all the available evidence as of the balance sheet date, both positive and negative.

The uncertainty provisions of ASC 740 also require the Company to recognize the impact of a tax position in its financial statements only if the technical merits of that position indicate that the position is more likely than not of being sustained upon audit. During the years ended December 31, 2025 and 2024, the Company did not record a reserve for uncertain tax positions.

The Company's income tax returns for periods separate from the consolidation with PDL are subject to examination by U.S. federal, state and local tax authorities for tax years 2021 forward. The Company's separate state and local tax returns are generally not subject to examination by authorities for tax years prior to 2017; however, as we utilize our net operating loss carryforwards, prior years can be subject to examination from 2012 forward. The Company is not currently under examination in any significant tax jurisdictions. Interest and penalties associated with unrecognized tax benefits accrued on the balance sheet were $0 as of December 31, 2025 and 2024.

The 2017 Tax Cuts and Jobs Act required taxpayers to capitalize research and experimental ("R&E") expenditures effective for taxable years beginning after December 31, 2021. R&E expenditures attributable to U.S.-based research were required to be amortized over a period of 5 years and R&E expenditures attributable to research conducted outside of the U.S. were required to be amortized over a period of 15 years. On July 4, 2025, new U.S. tax legislation was signed into law (known as the "One Big Beautiful Bill Act") which generally allows taxpayers to (i) immediately deduct R&E expenditures attributable to U.S.-based research paid or incurred in taxable years beginning after December 31, 2024 and (ii) elect to accelerate, over a period of one or two years, any unamortized R&E expenditures attributable to U.S.-based research incurred in taxable years beginning after December 31, 2021 and before January 1, 2025. These tax law changes have not had a material impact on the financial statements.

Note 16. Net Loss per Share

The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted net loss per share calculations:

| | Year Ended December 31, | |
	2025	2024
Net loss attributable to common stockholders	$ (34,280)	$ (31,404)
Weighted average number of shares of common stock	11,958	11,518
Basic and diluted net loss per share	$ (2.87)	$ (2.73)

The Company's basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

As the Company has reported a net loss for all periods presented, basic and diluted net loss per share attributable to common stockholders are the same for those periods. The Company excluded the following amounts of equity securities from its diluted loss per share calculations for the periods presented because their effect was anti-dilutive:

| | Year Ended December 31, | |
	2025	2024
Series A Redeemable Convertible Preferred Stock	7,940	7,940
Series A Warrants and Series B Warrants	4,367	4,367
Restricted stock units	949	797
Outstanding stock options	1,809	1,845

The anti-dilutive weighted-average shares excluded from the diluted loss per share calculations were:

	Year Ended December 31,	
	2025	2024
Series A Redeemable Convertible Preferred Stock	7,940	7,940
Series A Warrants	1,748	1,073
Series B Warrants	1,639	795
Restricted stock units	500	394
Outstanding stock options	1,000	1,260
Total	12,827	11,462

Note 17. Segment Information

The Company's CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment as the CODM reviews financial information presented on an entity-wide basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses revenue and net loss to assess segment performance and allocate resources by comparing actual results to budget. The measure of segment assets is reported on the balance sheet as total consolidated assets. As of December 31, 2025 and 2024, 99% and 98% of long-lived assets were in the United States, respectively. Revenue is attributed to a geographic region based on the location of the customer, refer to Note 3, *Revenue from Contracts with Customers*.

A reconciliation of significant segment expenses to net loss is below:

	Year Ended December 31,	
	2025	2024
Revenue	$ 58,435	$ 53,494
Less:		
Personnel expense	27,416	25,056
Other cost of revenue[1]	17,703	16,028
Other research and development expense[1]	1,530	1,244
Other sales and marketing expense[1]	5,052	4,492
Other general and administrative expense[1]	6,551	7,022
Stock-based compensation expense	3,118	2,657
Change in fair value of warrant liabilities	10,338	21,399
Acquisition-related costs	17,141	—
Impairment of intangible assets	—	3,729
Depreciation expense	3,581	2,961
Amortization expense	921	970
Other income, net	(636)	(660)
Net loss	$ (34,280)	$ (31,404)

[1] The Company deducts personnel expense, stock-based compensation expense, depreciation expense, and amortization expense from GAAP expenses to arrive at other costs and expenses.

Note 18. Subsequent Events

Supreme Court Tariff Ruling

In February 2026, the Supreme Court of the U.S. issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act ("IEEPA"). The ultimate availability, timing, and amount of any potential refunds of such tariffs remain highly uncertain and are subject to further legal, regulatory, and administrative developments. The U.S. presidential administration subsequently invoked additional tariffs under other laws resulting in a rapidly changing tariff environment. At this time the Company cannot reasonably estimate the total financial impact of this ruling, however it, and any additional tariffs, may materially affect the Company's future results of operations and cash flows.

Priority Credit Line Agreement

In March 2026, the Company entered into a Priority Credit Line Agreement (the "PCL Agreement") with Wells Fargo Bank, N.A ("Wells Fargo"). The PCL Agreement provides for a revolving, non-purpose margin credit facility, secured by a first-priority lien on a designated brokerage account maintained at Wells Fargo (the "Collateral Account"). Based on the collateral value in the Collateral Account, the Company is permitted to borrow 90-95% of the Collateral Account value under the PCL Agreement. Borrowings under the PCL Agreement bear interest, at the Company's election, at either (i) a fixed rate based on the Treasury Yield plus an applicable margin, over a designated term, or (ii) a variable rate based on the Secured Overnight Financing Rate (SOFR) plus an applicable margin. The PCL Agreement contains customary events of default, including, without limitation, failure to make any payment upon demand or otherwise when due or deposit additional collateral when required under the PCL Agreement; initiation of a bankruptcy petition or other insolvency proceeding; any event of default under any security agreement executed in connection with the Collateral Account; or the insufficiency of the value of the financial assets in the Collateral Account.

Termination of Merger Agreement

On March 16, 2026, the Company entered into a Termination and Mutual Release Agreement (the "Termination Agreement") with Alcon and Merger Sub, pursuant to which the parties agreed that the Merger Agreement was terminated, effective immediately. Pursuant to the Termination Agreement, Alcon agreed that the Company will retain the Merger Deposit of $10,000, which is classified as a current liability on the balance sheet at December 31, 2025. The parties also agreed to release each other from claims, demands, damages, actions, causes of action and liability relating to or arising out of the Merger Agreement and the transactions contemplated therein or thereby. The Merger Deposit will be recorded as Other Income for the three months ending March 31, 2026. At December 31, 2025, the Company had incurred acquisition-related costs of approximately $17,141, of which $13,806 was classified as accounts payable and $180 was classified as accrued liabilities on the balance sheet at December 31, 2025. Certain amounts of these acquisition-related costs were contingent upon the successful closing of the Merger. During the three months ending March 31, 2026, the Company will reduce acquisition-related costs and accounts payable by approximately $4,300. Furthermore, during the three months ending March 31, 2026, $5,000 of accounts payable will be reclassified from current to long-term based upon extended payment terms provided by the Company's acquisition advisers.

LENSAR, Inc.
2800 Discovery Drive
Orlando, FL 32826
888-536-7271
www.lensar.com

© 2026 LENSAR, Inc.

